                                                 File Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-41437

           Prospectus Supplement to Prospectus dated March 10, 1998.

                                2,600,000 Shares

                         [FOREST CITY ENTERPRISES LOGO]

                              Class A Common Stock

                             ----------------------

     The class A common stock is listed on the New York Stock Exchange under the symbol "FCEA". The last reported sale price of the class A common stock on September 24, 2001 was $49.80 per share.

     See "Risk Factors" beginning on page S-16 to read about certain factors you should consider before buying shares of the class A common stock.


                             ----------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             ----------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to public.....................................  $48.35       $125,710,000
Underwriting discount.......................................  $ 2.54       $  6,599,775
Proceeds, before expenses, to Forest City...................  $45.81       $119,110,225

                             ----------------------


     The underwriters expect to deliver the shares against payment in New York, New York on September 28, 2001.


GOLDMAN, SACHS & CO.

                     MERRILL LYNCH & CO.

                                         MCDONALD INVESTMENTS INC.




                             ----------------------




                Prospectus Supplement dated September 24, 2001.

                               Table of Contents

                             Prospectus Supplement

                                                              Page
                                                              ----
Forward-Looking Statements..................................     i
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................  S-16
Use of Proceeds.............................................  S-26
Capitalization..............................................  S-27
Price Range of Common Stock and Dividend History............  S-28
The Company.................................................  S-29
Strategy for Growth and Competitive Advantages..............  S-39
Operating Portfolio.........................................  S-46
Business....................................................  S-51
Description of Certain Indebtedness.........................  S-62
Management..................................................  S-65
Underwriting................................................  S-70
Validity of Class A Common Stock............................  S-71
Experts.....................................................  S-71

                                   Prospectus

                                                              Page
                                                              ----
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
Forest City.................................................     4
Ratio of Earnings to Fixed Charges..........................     4
Use of Proceeds.............................................     5
Description of Senior Debt Securities.......................     5
Description of Subordinated Debt Securities.................     9
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    23
Description of Common Stock.................................    26
Plan of Distribution........................................    28
Validity of the Offered Securities..........................    28
Experts.....................................................    29

                              [Inside Front Cover]



     The inside front cover is entitled "Portfolio of Real Estate" and contains a map of the United States and southern Canada. The map details the locations of Forest City's retail, office buildings, construction, land development, targeted markets, hotels, apartments, regional offices and Lumber Trading Group offices.


                           Highlights - July 31, 2001

Retail                   Retail Square Feet Including Anchors - 17,892,000

Office Buildings         Leasable Square Feet - 8,653,000

Hotels                   Rooms - 2,939

Apartments(1)            Units - 36,755


------------
(1)  Includes residual interest in 6,966 Federally Subsidized housing units.

                               [Inside Gatefold]

     The inside cover is entitled "Featured Developments" and includes a gatefold.

New York

     The upper left two-thirds contains photographs of Forest City's following properties in the New York City market: Battery Park City, Manhattan, NY; Manhattan, New York, NY; MetroTech Center, Brooklyn, NY; and Queens Place, Queens, NY.

Boston

     The upper right two-thirds contains photographs of Forest City's following properties in the Boston market: 45/75 Sidney, Cambridge, MA; Hotel at MIT, Cambridge,MA; and University Park at MIT, Cambridge, MA.

Stapleton

     The bottom one-third contains: a photograph of an earthmover at Stapleton, Denver, CO; an artist's rendition of Stapleton, Denver, CO Neighborhood town center: residential units above street level retail; and an aerial view of the Stapleton project, Stapleton, Denver, CO.

                           FORWARD-LOOKING STATEMENTS

     We have included or incorporated by reference in this prospectus supplement and the accompanying prospectus statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, for example, statements relating to the projected initial stabilized return on cost of our properties, the projected stabilized net operating income from our properties, availability and sufficiency of insurance, development activities, business strategy and prospects.

     These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Risk Factors" in this prospectus supplement. The terrorist attacks described under "Prospectus Summary -- Recent Developments" may make the occurrence of one or more of these important factors more likely to occur.

     We disclaim any obligation, other than as may be imposed by law, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUPPLEMENT SUMMARY

     As used in this prospectus supplement, all references to "Forest City," "we," "us," "our" and all similar references are to Forest City Enterprises, Inc., an Ohio corporation, and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. Our fiscal year ends on January 31. References to fiscal year mean the year in which that fiscal year began. For example, fiscal year 2000 began February 1, 2000 and ended January 31, 2001. Unless otherwise indicated, the financial data included in this prospectus supplement is reported according to the pro-rata consolidation method rather than the full consolidation method because we believe that, while the pro-rata method is not in accordance with generally accepted accounting principles, it more accurately reflects the manner in which we operate our business. Under the pro-rata consolidation method, we present our partnership investments proportionate to our share of ownership, and our syndicated residential properties (which are accounted for on the equity method under pro-rata consolidation) are presented at our economic share of their cash flow and capital transactions. The share and per share data in this prospectus supplement does not give effect to the three-for-two stock split announced on September 4, 2001 that will be effected on November 14, 2001 to shareholders of record on October 31, 2001.

                                  FOREST CITY

     Founded in 1920 and publicly traded since 1960, we are one of the leading real estate development companies in the United States. We own, develop, acquire and manage real estate projects in 20 states and the District of Columbia. Since our last public equity offering in May 1997, we opened or acquired 52 projects, representing a total cost of $1.5 billion at our share. At July 31, 2001, we had $4.8 billion in assets and had a total equity market capitalization, which is the market value of our outstanding class A common stock and class B common stock, of $1.6 billion.

     We have a portfolio of assets diversified both geographically and among property types. We operate our business through four strategic business units:

     - the Commercial Group, which owns, develops, acquires and operates regional malls, specialty retail centers, office buildings and mixed-use projects;

     - the Residential Group, which owns, develops, acquires and operates multi-family properties;

     - the Land Group, which owns and develops raw land into master planned communities and other residential developments for resale; and

     - the Lumber Trading Group, which operates our lumber wholesaling business.

     We have centralized capital management, financial reporting and administrative functions. In most other respects our strategic business units operate autonomously, with the Commercial Group and Residential Group each having its own development, acquisition, leasing, property and financial management functions. We believe this structure enables our employees to focus their expertise and to exercise the independent leadership, creativity and entrepreneurial skills appropriate for their particular business segment.

     As the following charts for fiscal 2000 illustrate, our Commercial and Residential Groups accounted for approximately 91% of our assets and substantially all of our earnings before depreciation, amortization and deferred taxes, or EBDT:

[PIE CHART]

ASSETS-$4,128.0(1)
(dollars in millions)

  COMMERCIAL    RESIDENTIAL    CORPORATE    LUMBER TRADING     LAND
  ----------    -----------    ---------    --------------    ------
   $2,759.0      $1,010.9        $68.3          $136.2        $153.6

        (67%)         (24%)         (2%)            (3%)          (4%)

[PIE CHART]

EBDT-$147.8 (2)(3)
(dollars in millions)

  COMMERCIAL    RESIDENTIAL     LUMBER TRADING       LAND
  ----------    -----------    -----------------    -------
    $121.4         $55.8             $0.3           $   2.2

       (68%)         (31%)             (0%)              (1%)

     -------------------------
(1) Excludes our economic share of syndicated residential properties.

(2) We define EBDT as net earnings before extraordinary gain, excluding the following items: (a) gain (loss) on disposition of properties and other investments (net of tax); (b) beginning in the fiscal year ended January 31, 2001, the adjustment to recognize rental revenues and rental expenses using the straight-line method; (c) noncash charges from Forest City Rental Properties Corporation, a wholly owned subsidiary of Forest City, for depreciation, amortization and deferred income taxes; (d) provision for decline in real estate; and (e) cumulative effect of change in accounting principle (net of tax). We believe that EBDT provides additional information about our operations and, along with net earnings, is necessary to understand our operating results. We also view EBDT as an indicator of our ability to generate cash to meet our funding requirements. EBDT is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies.

(3) Percent of EBDT by strategic business unit excludes EBDT for corporate activities of $(31.9) million, consisting of interest expense and general corporate expenses, net of tax benefits.

     The following table sets forth, by property type, a summary of our operating portfolio of real estate assets as of July 31, 2001.

                                                 NUMBER OF
TYPE OF PROPERTY                                 PROPERTIES      TOTAL SIZE
----------------                                 ----------      ----------
COMMERCIAL GROUP
  Regional Malls and Specialty Retail
     Centers...................................      37        14.6 mm s.f.
  Office Buildings.............................      25        7.3 mm s.f.
  Hotels.......................................       8        2,939 rooms
RESIDENTIAL GROUP
  Apartment Communities........................     109(1)     32,939 units(1)
  Supported Living.............................       9        1,968 units
LAND GROUP
  Land held for improvement and sale...........      --        5,800 acres(2)

---------------

(1) Includes 42 apartment communities containing 6,966 housing units developed under federal subsidy programs.

(2) In addition, we have an option to purchase 2,600 acres of developable land at Stapleton, Denver's former airport.

     In addition to increases in net operating income (revenues prior to the straight-lining of rents, less operating expenses), or NOI, from our operating properties, our growth is generated through portfolio additions from new development and acquisitions. We generally focus on larger urban developments with significant barriers to entry.

PORTFOLIO ADDITIONS SINCE MAY 1997

     Since our last public equity offering in May 1997, we completed the development of 30 projects at a cost of $1,023.6 million at our share and acquired 22 properties at a cost of $472.4 million at our share. These 52 projects include 93% (based on cost) of the projects that we had under construction or in our development pipeline at that time. The initial stabilized return on cost* on these projects is projected to be 10.8%. Forty-one of these projects, representing $1.1 billion of cost at our share, are currently stabilized and have an initial stabilized return on cost* of 10.8%. At July 31, 2001, these 41 projects had nonrecourse mortgage debt of $939.5 million, with an average interest rate of 6.8%. This results in cash on cash return** of approximately 31% on our remaining equity. The following table sets forth information as of July 31, 2001 regarding the projects opened or acquired since May 1997.

                                                                                TOTAL COST   OUR SHARE
                                                   NUMBER OF                     AT 100%      OF COST
TYPE OF PROPERTY                                   PROPERTIES     TOTAL SIZE    (IN MIL.)    (IN MIL.)
----------------                                   ----------     ----------    ----------   ---------
COMMERCIAL GROUP
  Regional Malls and Specialty Retail Centers....      14       2.1 mm s.f.(1)   $  483.6    $  330.7
  Office Buildings...............................       7       1.5 mm s.f.         296.7       237.8
  Hotels.........................................       4       1,513 rooms         342.9       207.9
RESIDENTIAL GROUP
  Apartment Communities..........................      21       7,095 units         642.7       582.8
  Supported Living...............................       6       1,103 units         214.8       136.8
                                                       --                        --------    --------
     Total Properties............................      52                        $1,980.7    $1,496.0
                                                       ==                        ========    ========

---------------

(1) Represents the total square feet available for lease by us, i.e., gross leaseable area, or GLA. This figure excludes 400,000 square feet owned by anchors.

PROJECTS UNDER CONSTRUCTION

     We currently have 22 projects under construction representing 1.6 million square feet of retail GLA, 1.3 million square feet of office space and 1,848 apartment units. We estimate that our share of the projected cost will be $750.9 million. At July 31, 2001, we had incurred costs of $349.3 million in these projects. The initial stabilized return on cost* on these projects is projected to be 11.1%. The following table provides information regarding projects under construction as of July 31, 2001.

---------------

 * We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office building and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

** We define cash on cash return as the cash flow after debt service from these completed projects divided by the equity that remains in the project.

                                                                                  TOTAL        OUR
                                                                                PROJECTED   SHARE OF
                                                                                 COST AT    PROJECTED
                                                   NUMBER OF                      100%        COST
TYPE OF PROPERTY                                   PROPERTIES     TOTAL SIZE    (IN MIL.)   (IN MIL.)
----------------                                   ----------     ----------    ---------   ---------
COMMERCIAL GROUP
  Regional Malls and Specialty Retail Centers....       7       1.6 mm s.f.(1)  $  387.3    $  246.1
  Office Buildings...............................       6       1.3 mm s.f.        325.7       310.4
RESIDENTIAL GROUP
  Apartment Communities..........................       6       1,594 units        256.2       150.0
  Supported Living...............................       3       254 units           63.7        44.4
                                                       --                       --------    --------
     Total Properties............................      22                       $1,032.9    $  750.9
                                                       ==                       ========    ========

---------------

(1) Represents the total square feet expected to be available for lease by us, i.e., GLA. This figure excludes 1.7 million square feet expected to be owned by anchors.

DEVELOPMENT PIPELINE

     We have 17 projects in various stages of development with a projected total cost, at our share, of approximately $1.3 billion. For each of these projects, we have either a signed partnership agreement to proceed with the development or we own or control the land under an option agreement and we have commenced or completed the entitlement process. Nevertheless, some significant hurdles may remain for these projects. At July 31, 2001, we had incurred costs of $116.1 million in these projects. The following table provides information regarding projects in our development pipeline as of July 31, 2001.

                                                                                     TOTAL        OUR
                                                                                   PROJECTED   SHARE OF
                                                                                    COST AT    PROJECTED
                                                NUMBER OF                            100%        COST
TYPE OF PROPERTY                                PROPERTIES        TOTAL SIZE       (IN MIL.)   (IN MIL.)
----------------                                ----------        ----------       ---------   ---------
COMMERCIAL GROUP
  Regional Malls and Specialty Retail
     Centers..................................       5       2.0 mm s.f.(1)        $  701.7    $  565.8
  Office Buildings............................       5       3.0 mm s.f.              945.2       451.0
RESIDENTIAL GROUP
  Apartment Communities.......................       5       852 units                150.9       142.9
  Supported Living............................       2       416 units                140.5       112.4
                                                    --                             --------    --------
     Total Properties.........................      17                             $1,938.3    $1,272.1
                                                    ==                             ========    ========

---------------

(1) Represents the total square feet expected to be available for lease by us, i.e., GLA. This figure excludes 1.8 million square feet expected to be owned by anchors.

DEVELOPMENT DISCIPLINE

     In an effort to minimize development risk, we employ disciplined policies to guide our development activities. We do not commit significant capital to any new development until we have obtained:

     - control of the land, generally through purchase options; and

     - anchor commitments for retail and office developments.

Furthermore, we will not commence construction or commit our construction completion guaranty until we obtain:

     - guaranteed fixed-price contracts with outside general contractors or fully-bonded subcontractors when using our in-house construction capacity;

     - the necessary governmental entitlements;

     - in the case of a retail or office development, pre-leasing commitments of generally 50% or more; and

     - nonrecourse construction financing.

In addition, we generally use financial hedges to protect against fluctuations in interest rates. As evidence of the effectiveness of these policies, we have limited our development project write-offs to an average of $8.0 million over the past five years, during which time we developed over $1.0 billion of properties at our share.

PERFORMANCE

     During fiscal 2000, our EBDT and shareholders' equity reached record levels. EBDT for fiscal 2000 was $147.8 million, 11.4% above EBDT for fiscal 1999, and our shareholders' equity increased to $456.6 million at the end of fiscal 2000, 18.1% higher than at the end of fiscal 1999 and more than double our shareholders' equity of $192.0 million at the end of fiscal 1996.

     Since our EBDT does not include the effect of straight-line rent adjustments, we expect the cash flow of our retail and office portfolios to benefit from $31.5 million of contractual rent increases included in our existing leases over the next five years.

     We have operated our business with a consistent corporate strategy through numerous real estate cycles. Our management experience, stable and diverse portfolio of operating properties, capital structure and ability to access and execute new development opportunities have all led to consistently strong results over the past 20 years as illustrated below:

                                      EBDT
                                 (in millions)


                                                                                 EBDT
                                                                                 ----
1980                                                                             11.10
1981                                                                             12.50
1982                                                                             17.10
1983                                                                             20.90
1984                                                                             22.80
1985                                                                             26.10
1986                                                                             31.70
1987                                                                             35.60
1988                                                                             39.90
1989                                                                             44.10
1990                                                                             46.40
1991                                                                             51.20
1992                                                                             77.10
1993                                                                             81.00
1994                                                                             81.30
1995                                                                             82.00
1996                                                                             90.40
1997                                                                            106.90
1998                                                                            117.90
1999                                                                            132.60
2000                                                                            147.80

EXPERIENCED MANAGEMENT

     As a fully-integrated real estate company, we have substantial in-house expertise in property development and acquisition, construction, asset management, leasing and financing. Our management strength reflects over 50 years in the real estate business. Our core management team includes 40 senior managers with an average of 24 years of real estate experience and an average tenure with us of 17 years. Each of these individuals participates in an incentive compensation program that is based on the annual and long-term increase in the value of our real estate portfolio.

                              RECENT DEVELOPMENTS

     On September 11, 2001, terrorists launched attacks on the World Trade Center in New York City and the Pentagon in Washington, D.C. Our only project directly affected by the terrorist attacks is comprised of our Battery Park City specialty retail center and the adjoining Embassy Suites hotel. While we believe that the physical damage to this project is cosmetic rather than structural, this project is currently closed. We believe that we have adequate insurance to cover the losses incurred in connection with the interruption of business and physical damage to this project. We cannot predict when this project will return to normal operation.

     Although it is too early to determine how this national tragedy will impact our operating real estate portfolio and development pipeline, it is highly likely that our hotels will have significantly reduced occupancy rates, which will negatively impact the results of operations of our hotels and, accordingly, negatively impact our operating results. On the other hand, we expect to receive a benefit from the reduction in interest rates in our business overall.

     The terrorist attacks have negatively impacted, and may continue to negatively impact, the U.S. economy in general, the retail environment and the New York City metropolitan area, where we have a significant presence. These and other developments arising out of the attacks may make the occurrence of one or more of the important factors discussed under "Risk Factors" in this prospectus supplement more likely to occur.

     On September 4, 2001, we announced EBDT of $37.0 million and $70.4 million for the second quarter and first six months of fiscal 2001, respectively, representing an increase of 15.2% and 13.0%, respectively, over the comparable periods in fiscal 2000.

     We also announced a three-for-two stock split to be effected as a stock dividend and a 7.1% increase in our quarterly cash dividend. The stock split will be effected on November 14, 2001 to shareholders of record on October 31, 2001 and the cash dividend will be paid on December 17, 2001 to shareholders of record on December 3, 2001.

     In August 2001, we announced the disposition of our 67.5% tenant-in-common interest in Tucson Mall in Tucson, Arizona for $121.5 million through a tax-deferred exchange. The transaction resulted in an after-tax gain of $51.0 million and generated gross cash proceeds of $73.0 million. This is an excellent example of our strategy of disposing of higher quality assets when exceptional value can be realized. This 1.3 million-square-foot regional mall, which we opened in 1982 and had a fiscal 2000 NOI of $13.3 million, sold for a total purchase price of $180.0 million.
                            ------------------------

     Our principal executive offices are located at 50 Public Square, Suite 1100, Cleveland, Ohio 44113. Our telephone number is (216) 621-6060.

                                  THE OFFERING

     All of the shares of our class A common stock offered hereby are being sold by us.

Common stock offered..........   2,600,000 shares of our class A common stock.

Common stock to be outstanding
  after the offering..........   22,923,264 shares of class A common stock

                                 10,021,207 shares of class B common stock

                                 This assumes no conversion of existing shares of class B common stock into class A common stock. This reflects information on shares outstanding as of September 24, 2001.

New York Stock Exchange
  symbols.....................   Class A common stock: "FCEA"

                                 Class B common stock: "FCEB"

Use of proceeds...............   We initially will use the net proceeds from the
                                 offering to reduce borrowings under the Forest
                                 City Rental Properties Corporation amended and restated credit agreement. We expect subsequently to use some or all of the available amounts under this credit agreement to finance our on-going development and construction activities.

Voting rights.................   The holders of our class A common stock and the
                                 holders of our class B common stock vote as separate classes. The holders of our class A common stock have the right to elect 25% of the members of our board of directors and the holders of our class B common stock have the right to elect 75% of the members of our board of directors. On all other matters submitted to a shareholder vote, shares of class A common stock and class B common stock vote together as a single class, with the class A common stock having one vote per share and class B common stock having ten votes per share.

Risk factors..................   You should carefully consider the information
                                 set forth under "Risk Factors" before investing in our class A common stock.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables set forth our selected summary historical consolidated financial data, under the pro-rata consolidation method, as of and for the fiscal years ended January 31, 1998 and 1997, and as of January 31, 1999, and under the full consolidation method, as of and for the six months ended July 31, 2001 and 2000, as of January 31, 2001 and 2000, and for the fiscal years ended January 31, 2001, 2000 and 1999. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent public accountants. These financial statements, together with the reports of PricewaterhouseCoopers LLP thereon, are incorporated by reference in this prospectus supplement. The financial data at and for each of the five fiscal years ended January 31, 2001 have been derived from our consolidated financial statements and their notes.

     The financial data at and for the six months ended July 31, 2001 and 2000 have not been audited and have been derived from our consolidated financial statements and their notes in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001, which is incorporated by reference in this prospectus supplement. The results of operations for the six months ended July 31, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.

     The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and their notes in our Annual Report on Form 10-K for the fiscal year ended January 31, 2001 and our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001, both of which are incorporated by reference in this prospectus supplement.

                                             SIX MONTHS ENDED
                                                 JULY 31,                             YEARS ENDED JANUARY 31,
                                          ----------------------   --------------------------------------------------------------
                                                                                                                 PRO-RATA
                                                              FULL CONSOLIDATION(1)                          CONSOLIDATION(1)
                                          -------------------------------------------------------------   -----------------------
                                            2001         2000         2001         2000         1999         1998         1997
                                            ----         ----         ----         ----         ----         ----         ----
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Revenues................................  $ 421,946   $  357,130   $  794,785   $  698,788   $  609,700   $  632,669   $  610,449
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Operating earnings, net of tax..........  $  26,066   $   19,136   $   43,959   $   38,008   $   29,761   $   24,539   $    6,986
Minority interest.......................     (1,711)        (903)      (3,399)      (5,557)       1,227           --           --
Provision for decline in real estate,
  net of tax............................         --         (744)        (744)      (3,060)          --           --       (7,413)
Gain (loss) on disposition of operating
  properties and other investments, net
  of tax................................        764       56,893       51,821       11,139        7,419      (23,356)       9,598
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings before extraordinary gain and
  cumulative effect of change in
  accounting principle..................     25,119       74,382       91,637       40,530       38,407        1,183        9,171
Extraordinary gain, net of tax..........        637           --           --          272       16,343       19,356        2,900
Cumulative effect of change in
  accounting principle, net of tax......     (1,202)          --           --           --           --           --           --
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings............................  $  24,554   $   74,382   $   91,637   $   40,802   $   54,750   $   20,539   $   12,071
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings before depreciation,
  amortization and deferred taxes
  (EBDT)(2)(3)..........................  $  70,413   $   62,326   $  147,809   $  132,639   $  117,854   $  106,910   $   90,404
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted earnings per common share:
  Earnings before extraordinary gain and
    cumulative effect of change in
    accounting principle................  $    0.82   $     2.46   $     3.02   $     1.34   $     1.27   $     0.04   $     0.35
  Extraordinary gain, net of tax........       0.02           --           --         0.01         0.54         0.67         0.11
  Cumulative effect of change in
    accounting principle, net of tax....      (0.04)          --           --           --           --           --           --
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
  Net earnings..........................  $    0.80   $     2.46   $     3.02   $     1.35   $     1.81   $     0.71   $     0.46
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========

                                            SIX MONTHS ENDED
                                                JULY 31,                              YEARS ENDED JANUARY 31,
                                         -----------------------   --------------------------------------------------------------
                                                                                                                 PRO-RATA
                                                             FULL CONSOLIDATION(1)                           CONSOLIDATION(1)
                                         --------------------------------------------------------------   -----------------------
                                            2001         2000         2001         2000         1999         1998         1997
                                            ----         ----         ----         ----         ----         ----         ----
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash dividends declared -- Class A and
  Class B..............................  $    0.130   $    0.110   $    0.230   $    0.190   $    0.155   $    0.125   $    0.137
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Cash flows:
  Net cash provided by operating
    activities.........................  $   42,092   $   47,008   $  206,313   $  166,056   $  112,385   $   84,629   $   48,278
  Net cash used in investing
    activities.........................  $ (178,233)  $ (176,027)  $ (519,021)  $ (528,667)  $ (537,994)  $ (287,932)  $ (139,609)
  Net cash provided by financing
    activities.........................  $  103,273   $   86,137   $  292,891   $  379,664   $  450,781   $  216,855   $   93,488

                                                       FULL CONSOLIDATION(1)                      PRO-RATA CONSOLIDATION(1)
                                         -------------------------------------------------   ------------------------------------
FINANCIAL POSITION:
  Consolidated assets..................  $4,154,507   $3,782,476   $4,035,470   $3,666,355   $3,417,320   $2,963,353   $2,760,673
  Real estate portfolio, at cost.......  $3,749,943   $3,418,437   $3,590,219   $3,206,642   $3,087,498   $2,704,560   $2,520,179
  Long-term debt, primarily nonrecourse
    mortgages..........................  $2,924,227   $2,678,859   $2,849,812   $2,555,594   $2,478,872   $2,132,931   $1,991,428

---------------
(1) Effective with fiscal 2000, we implemented a change in the presentation of our financial results. Prior to fiscal 2000, we used the pro-rata method of consolidation to report our partnership investments proportionate to our share of ownership for each line item of our consolidated financial statements. In accordance with the FASB's Emerging Issues Task Force Issue No. 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures," we can no longer use the pro-rata consolidation method for partnerships. Accordingly, partnership investments that were previously reported on the pro-rata method are now reported as consolidated at 100%, if deemed under our control, or otherwise under the equity method of accounting. While a number of the line items on our consolidated financial statements have changed under the new full consolidation method, there is no impact on EBDT, net earnings or shareholders' equity for any of the years presented. Results of operations for fiscal 1999 and fiscal 1998 are shown as restated.

(2) Includes $6,991,000 for fiscal 1997 from the settlement of litigation relating to, and sale of, Toscana.

(3) We define EBDT as net earnings before extraordinary gain, excluding the following items: (a) gain (loss) on disposition of properties and other investments (net of tax); (b) beginning in the year ended January 31, 2001, the adjustment to recognize rental revenues and rental expenses using the straight-line method; (c) noncash charges from Forest City Rental Properties Corporation, a wholly owned subsidiary of Forest City, for depreciation, amortization and deferred income taxes; (d) provision for decline in real estate; and (e) cumulative effect of change in accounting principle (net of tax). We believe that EBDT provides additional information about our operations and, along with net earnings, is necessary to understand our operating results. We also view EBDT as an indicator of our ability to generate cash to meet our funding requirements. EBDT is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies.

                   FOREST CITY RENTAL PROPERTIES CORPORATION

                            REAL ESTATE ACTIVITY(1)

                                                                          JANUARY 31,
                                     -------------------------------------------------------------------------------------
                                        2001           2000           1999           1998           1997           1996
                                        ----           ----           ----           ----           ----           ----
                                                                        (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF YEAR
 Completed rental properties,
   before depreciation.............  $3,215,411     $2,866,913     $2,601,648     $2,387,569     $2,224,459     $2,085,284
 Projects under development........     500,358        478,766        412,072        251,416        215,960        246,240
                                     ----------     ----------     ----------     ----------     ----------     ----------
                                      3,715,769      3,345,679      3,013,720      2,638,985      2,440,419      2,331,524
 Accumulated depreciation..........    (569,604)      (532,607)      (477,253)      (436,377)      (387,733)      (338,216)
                                     ----------     ----------     ----------     ----------     ----------     ----------
   Rental properties, net of
     depreciation..................  $3,146,165     $2,813,072     $2,536,467     $2,202,608     $2,052,686     $1,993,308
                                     ==========     ==========     ==========     ==========     ==========     ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions.......................  $  326,169     $  295,681     $  127,065     $  166,740     $  160,690     $   89,028
   Acquisitions....................     181,394             --        156,879         90,438         22,264         28,587
   Dispositions....................    (159,065)(2)    (30,416)(3)    (69,865)(4)    (94,068)(5)    (40,379)       (27,960)
                                     ----------     ----------     ----------     ----------     ----------     ----------
                                     $  348,498     $  265,265     $  214,079     $  163,110     $  142,575     $   89,655
 Projects under development
   New development.................     303,209        324,553        243,106        154,746         98,403         58,798
   Transferred to completed rental
     properties....................    (281,617)      (257,859)       (82,450)      (119,290)      (128,683)       (43,360)
                                     ----------     ----------     ----------     ----------     ----------     ----------
                                     $   21,592     $   66,694     $  160,656     $   35,456     $  (30,280)    $   15,438
                                     ----------     ----------     ----------     ----------     ----------     ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...............  $  370,090     $  331,959     $  374,735     $  198,566     $  112,295     $  105,093
                                     ==========     ==========     ==========     ==========     ==========     ==========

                                                           JANUARY 31,
                                     -------------------------------------------------------
                                        1995           1994           1993           1992
                                        ----           ----           ----           ----
                                                         (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF YEAR
 Completed rental properties,
   before depreciation.............  $1,995,629     $2,101,528     $2,045,946     $1,878,394
 Projects under development........     230,802        214,111        188,187        316,771
                                     ----------     ----------     ----------     ----------
                                      2,226,431      2,315,639      2,234,133      2,195,165
 Accumulated depreciation..........    (293,465)      (272,518)      (232,905)      (193,683)
                                     ----------     ----------     ----------     ----------
   Rental properties, net of
     depreciation..................  $1,932,966     $2,043,121     $2,001,228     $2,001,482
                                     ==========     ==========     ==========     ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions.......................  $   77,265     $   50,384     $  200,440     $  279,319
   Acquisitions....................      32,811          5,198             --             --
   Dispositions....................    (215,975)(6)         --        (32,888)        (1,201)
                                     ----------     ----------     ----------     ----------
                                     $ (105,899)    $   55,582     $  167,552     $  278,118
 Projects under development
   New development.................      49,585         54,317         39,045        199,346
   Transferred to completed rental
     properties....................     (32,894)       (28,393)      (167,629)      (267,617)
                                     ----------     ----------     ----------     ----------
                                     $   16,691     $   25,924     $ (128,584)    $  (68,271)
                                     ----------     ----------     ----------     ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...............  $  (89,208)    $   81,506     $   38,968     $  209,847
                                     ==========     ==========     ==========     ==========

---------------

(1) The table includes only the real estate activity for Forest City Rental Properties Corporation, a wholly owned subsidiary of Forest City, excluding our economic share of syndicated residential properties.

(2) Primarily reflects the dispositions of Tucson Place, Canton Centre Mall, Gallery at MetroTech, Studio Colony and Highlands. Tucson Place has 276,000 square feet in Tucson, Arizona. Canton Centre Mall has 680,000 square feet in Canton, Ohio and Gallery at MetroTech has 163,000 square feet in Brooklyn, New York. Studio Colony and Highlands are apartment communities in California with 369 and 556 units, respectively.

(3) Primarily reflects the disposition of Rolling Acres Mall, a 1,014,000-square-foot mall in Akron, Ohio.

(4) Primarily reflects the dispositions of Summit Park Mall, a 695,000-square foot regional mall in Wheatfield, New York, Trolley Plaza, a 351-unit apartment complex in Detroit, Michigan, and San Vicente, a 469,000-square foot office building in Brentwood, California.

(5) Reflects the sale of Toscana, a residential complex with 563 units in Irvine, California.

(6) Reflects the sale of Park LaBrea Towers, a residential complex containing 2,825 units in Los Angeles, California.

                 STRATEGY FOR GROWTH AND COMPETITIVE ADVANTAGES

     Our business strategy is to maximize the spread between the return on our total capital employed (including debt and equity) and the cost of such capital and to build long term asset value in order to provide our shareholders with the greatest possible total return.

     We pursue this strategy by:

     - Maintaining fully integrated development and operational expertise across a number of property types, which allows us to take full advantage of real estate investment opportunities in attractive markets.

     - Pursuing development and acquisition opportunities where our core competencies enable us to access unique projects with significant barriers to entry.

     - Focusing on and allocating the majority of our new investment capital to larger, primarily urban growth markets.

     - Actively managing our portfolio to strategically position each asset and to achieve operating efficiencies. This includes disposing of higher quality assets, where exceptional value can be realized, or smaller or lower quality assets.

     - Utilizing internally generated cash and property-level financing to recycle capital to fund new development and acquisitions. We use leverage to decrease the cost of capital and increase our return on equity. We use mortgage debt, all of which is nonrecourse, to isolate and minimize financial risk.

INTEGRATED, DIVERSIFIED APPROACH TO EXPLOITING GROWTH MARKETS

     We believe that one of our core strengths and competitive advantages is our ability to enter an attractive market with a specific investment opportunity and then to expand our presence with additional property types, as market factors dictate, in order to take full advantage of the opportunity presented by that market. Our success with this strategy is evidenced by our experience in the New York City metropolitan area, where we initially entered the market with office development, expanded our presence with our urban retail program, later added mixed-use hotel/retail projects, and most recently began developing multi-family rental properties and supported living facilities. We have also employed this strategy in Boston, Las Vegas, Denver, Richmond, Pittsburgh and various cities in California. For a more detailed discussion of this type of development activity, see "The Company -- Featured Developments in Target Markets -- New York City Metropolitan Area" and "-- Boston."

     We also believe that being active in multiple markets with a variety of product types gives us access to a significantly larger volume of opportunities, which in turn enables us to change our focus from one market to another or from one product type to another in response to changes in market conditions and management's analysis of the markets and product types that offer the most attractive risk-adjusted returns.

UNIQUE DEVELOPMENT/ACQUISITION OPPORTUNITIES

     Our experience and successful track record of developing multiple products provides us with a distinct advantage when we compete for large, mixed-use development opportunities. Few real estate companies can demonstrate a track record of expertise like ours in the development of retail centers, office buildings, multi-family rental residential communities and land. This experience has enabled us to develop the following core competencies:

     - expertise in delivering large, complex developments on-time and on-budget;

     - proven ability to work in partnership with other market participants, including major tenants, city/governmental authorities, land owners, other investors and financial institutions;

     - ability to manage the entitlement process and procure approvals for complex developments in urban locations;

     - ability to structure development opportunities in multiple phases to control up-front capital costs; and

     - ability to manage the public financing process associated with many urban developments.

     We believe that our broad range of expertise and track record were among the most significant factors considered by the Stapleton Development Corporation in selecting us as the master developer of the former Stapleton Airport in Denver, Colorado, a large-scale project that we believe represents a substantial opportunity to create value. For a further discussion of the Stapleton project, see "The Company -- Featured Developments in Target Markets -- Denver."

TARGET MARKETS

     We continually engage in detailed market analysis to identify and increase our focus on markets that offer opportunities to achieve the most attractive returns.

     As the U.S. real estate market matures, real estate development in "greenfield" areas is taking longer and becoming more difficult. We believe we can use this challenge to our advantage by concentrating on urban areas in larger markets with relatively high barriers to entry where we can work with public sector organizations and authorities to meet specific development needs. We focus on larger markets that are characterized by a highly-educated population, have above-average per capita income and/or are experiencing above-average growth in per capita income.

     Employing this strategy, from January 31, 1997 to July 31, 2001, we increased our concentration of property (based on cost) in New York City, California, Boston, Washington, D.C. and Denver from 39.4% to 50.3%. Seventy percent of our projects under construction and 91% of the projects in our development pipeline are in these target markets. Assuming completion of these projects, our concentration in these markets will increase to 59.5%. As of July 31, 2001, we had 64 operating properties, 15 projects under construction and 15 projects in our development pipeline in these markets. These 30 projects either under construction or in our development pipeline consist of 10 office buildings, 12 residential apartment communities, seven new retail centers and an expansion of a regional mall.

     The following table sets forth our share of the cost of property in these target markets:

                                                                                             OUR SHARE OF
                                                                                    PROJECTED CUMULATIVE TOTAL COST
                                                 OUR SHARE OF                  -----------------------------------------
                                             TOTAL PORTFOLIO COST
                                   -----------------------------------------          UNDER              DEVELOPMENT
                                         1/31/97               7/31/01            CONSTRUCTION            PIPELINE
                                   -------------------   -------------------   -------------------   -------------------
                                    AMOUNT                AMOUNT               AMOUNT(1)             AMOUNT(2)
                                   (IN MIL.)   PERCENT   (IN MIL.)   PERCENT   (IN MIL.)   PERCENT   (IN MIL.)   PERCENT
                                   ---------   -------   ---------   -------   ---------   -------   ---------   -------
New York.........................  $  606.7      22.3%   $1,148.4      25.7%   $1,250.7      25.6%   $1,623.1      26.9%
California.......................     253.1       9.3       528.6      11.8       547.9      11.3       915.2      15.2
Boston...........................      75.7       2.8       187.0       4.2       355.4       7.3       485.6       8.1
Washington D.C...................     132.8       4.9       357.8       8.0       357.8       7.3       484.2       8.0
Denver...........................       2.5       0.1        28.3       0.6        28.3       0.6        76.6       1.3
                                   --------     -----    --------     -----    --------     -----    --------     -----
Total -- Target markets..........  $1,070.8      39.4%   $2,250.1      50.3%   $2,540.1      52.1%   $3,584.7      59.5%
Other markets....................   1,648.4      60.6     2,225.9      49.7     2,337.5      47.9     2,444.2      40.5
                                   --------     -----    --------     -----    --------     -----    --------     -----
  Total..........................  $2,719.2     100.0%   $4,476.0     100.0%   $4,877.6     100.0%   $6,028.9     100.0%
                                   ========     =====    ========     =====    ========     =====    ========     =====

---------------

(1) Reflects total portfolio costs in place at July 31, 2001 plus the estimated remaining costs to complete projects under construction.

(2) Reflects total portfolio costs in place at July 31, 2001 plus the estimated remaining costs to complete projects under construction and projects in our development pipeline.

ACTIVE PORTFOLIO MANAGEMENT

     Our operating assets generate a stable source of NOI that we utilize to maintain our existing portfolio and fund new real estate investment. We actively manage these assets to increase our NOI over time by seeking to maintain high occupancy rates, raise rental rates on expiring leases and maintain tight cost controls. The results of our efforts during the past two and a half years are reflected in the following table.

                                                                                 COMPARABLE ANNUAL NOI
                                          OCCUPANCY (%) AS OF                         INCREASE(%)
                                      ---------------------------         ------------------------------------
                                      7/31/01   1/31/01   1/31/00         7/31/01(1)   1/31/01(2)   1/31/00(2)
                                      -------   -------   -------         ----------   ----------   ----------
Retail..............................    92%       92%       92%              2.6%         2.2%         6.7%
Office..............................    97        97        97               6.3          4.1          2.3
Residential.........................    95        95        95               5.5          3.6          5.0

---------------

(1) Reflects the six months ended July 31, 2001, compared to the same period in 2000.

(2) Comparable amounts include properties in operation throughout both years.

     We continually reinvest in our properties, where appropriate, to maintain or increase their value. We have invested approximately $18.4 million, $15.0 million and $14.4 million at our share in recurring capital expenditures for fiscal 2000, fiscal 1999 and fiscal 1998, respectively. We also expand or renovate properties when we believe such an investment will achieve an attractive return or is appropriate to maintain the property's value and market position. Over the last four years, we have invested $77.4 million in such renovations or expansions of our retail properties, and we currently have commitments to spend $24.2 million on major expansions of two of our retail properties at our share.

     We continually analyze our portfolio to determine when to dispose of properties so that we can better employ our capital elsewhere. Measurements of quality, growth, capital investment, cash flow, future value and market prices are analyzed to evaluate the sell/hold decision. This review process favors retaining larger, higher quality assets within core growth markets. By actively marketing and disposing of selected assets that do not fit our criteria, we endeavor to improve the quality of our portfolio over time and provide a better opportunity to grow NOI and value at a more accelerated pace. This review process also allows us to identify our best assets, and while we generally intend to maintain our ownership of these assets, we monitor the market conditions to opportunistically sell assets where we can realize a price that reflects full/exceptional value.

     In the past four years, we have sold 16 assets with an aggregate undepreciated cost of $311.0 million for aggregate sales proceeds of $401.8 million. Four of these properties were opportunistic sales of higher quality assets. Six of these assets were strategic dispositions of smaller assets in low growth markets. These ten assets were sold at an average capitalization rate* of 7.6% and generated $134.8 million of cash proceeds for reinvestment. The remaining six assets, four of which were identified as problem properties at the time of our last public equity offering, were sold to the lenders in satisfaction of their mortgages.

---------------

* We define capitalization rate as the NOI of the property for the fiscal year preceding the year of sale divided by the sales price.

CAPITAL STRATEGY

     We believe that our corporate structure and capital strategy are important factors in our efforts to maximize returns on our equity capital. We operate as a C corporation and retain substantially all of our internally generated cash flow. We use this cash flow, together with refinancing proceeds, to fund new development and acquisitions that generate returns to our shareholders. Any such returns are also tax-efficient because they are primarily delivered as capital gains rather than ordinary income.

     Our financing strategy utilizes primarily nonrecourse mortgage debt in a project-focused capital structure by which we seek to:

     - continually recycle the equity build-up in our portfolio through refinancings to reduce cash investments in completed projects and improve equity returns;

     - isolate and minimize risk through the use of nonrecourse, noncross-collateralized mortgages; and

     - utilize tax-advantaged financings (syndications, subsidized funding, tax credits and tax-exempt financing) to reduce the overall cost of debt.

     In a typical development financing, we use nonrecourse mortgage indebtedness for 60-85% of the cost of a new project at the time of construction, and fund the remaining capital with equity. The financing is generally a variable-rate construction loan with a two- to five-year maturity. Upon completion and stabilization of each project, we refinance the initial construction loan and obtain a permanent, nonrecourse mortgage. Along with internally generated capital, this refinancing strategy allows us to apply the surplus financing proceeds to new investment opportunities without the continual need to access outside sources of equity capital in the public or private capital markets. The chart below illustrates this capital recycling:

                                    [CHART]

                         Invest Equity in New Projects

              Finance 60-85% of Project Cost with Nonrecourse Debt

                            Project Opens/Stabilizes

 Refinance Construction Loan with Permanent Loan for 75% of Value (up to 95% of
                                     Cost)

                        Reinvest Equity in New Projects

     We actively manage our portfolio of mortgage debt in a continual effort to maximize financing proceeds while minimizing our interest rate. In the last four years, we have generated $287.9 million in net proceeds through nonrecourse mortgage financings. At July 31, 2001, the weighted average interest rate on our $3.2 billion of mortgage debt was 6.73%.

     Because we develop large scale projects in major metropolitan markets, we have made significant use of tax-exempt financing and other similar types of financings through public entities. At July 31, 2001, we had approximately $379.0 million of tax-exempt financing outstanding (at our economic interest), with a weighted average interest rate of 3.96%, including the costs of credit enhancement. In addition, we had Urban Development Action Grants, or UDAG, loans and other government-subsidized financing of $85.4 million outstanding at July 31, 2001, with a weighted average interest rate of 2.26%. The use of these types of financings lowered the weighted average interest rate on our mortgage debt by approximately 53 basis points at July 31, 2001.

     We use syndication as a financing technique for our residential projects. Syndication allows us to substantially reduce our invested capital through the sale of tax credits and tax losses from a project while retaining a significant economic interest in the property's cash flow and residual value. Our syndicated properties are generally financed using tax-exempt bonds.

     Additionally, as discussed in "-- Active Portfolio Management," we also generate capital through the disposition of certain assets to reinvest in new opportunities. In the last four years, we have generated approximately $135.9 million in cash for reinvestment through such dispositions.

                                  RISK FACTORS

     An investment in our class A common stock involves a number of risks. You should carefully consider these risks, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to purchase our class A common stock. This prospectus supplement and the accompanying prospectus contain forward-looking statements that involve risks and uncertainties. For a discussion of forward-looking statements, see "Forward-Looking Statements."

         WE ARE SUBJECT TO REAL ESTATE DEVELOPMENT AND INVESTMENT RISKS

THE VALUE OF, AND OUR INCOME FROM, OUR REAL PROPERTY INVESTMENTS MAY DECLINE.

     The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those that are property specific. Among the general factors that may adversely affect our real estate portfolios are:

     - a decline in the national economy;

     - increases in interest rates;

     - a general tightening of the availability of credit;

     - a decline in the economic conditions in one or more of our primary markets;

     - declines in consumer spending during an economic recession that adversely affect our revenue from our retail centers; and

     - the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning or land use regulations and increased real estate taxes.

     In addition, there are factors that may adversely affect the value of, and our income from, specific properties, including:

     - adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness of the property;

     - opposition from local community or political groups with respect to development or construction at a particular site;

     - our inability to provide adequate management and maintenance or to obtain adequate insurance;

     - our inability to collect rent; and

     - an increase in operating costs.

OUR DEVELOPMENT PROJECTS MAY EXCEED BUDGET OR BE PREVENTED FROM COMPLETION FOR MANY REASONS.

     Our development projects may exceed budget or be prevented from completion for many reasons, including:

     - an inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;

     - construction delays or cost overruns, all of which may increase project development costs;

     - an inability to obtain zoning, occupancy and other required governmental permits and authorizations;

     - an inability to secure tenants or anchors necessary to support the project; and

     - failure to achieve anticipated occupancy or sales levels or sustain anticipated lease or sales levels.

     These risks could result in lengthy unanticipated delays or significant unexpected expenses. If any of these occur, it could adversely affect our ability to achieve our projected returns on properties under development.

     In the past, we have elected not to proceed, or have been prevented from proceeding, with specific development projects and anticipate that this may occur again from time to time in the future. For example, of the 23 projects that we had in our development pipeline as of our last public equity offering in May 1997, two were not completed. A development project may be stalled or terminated because a project partner or prospective anchor tenant withdraws or a third-party challenges our entitlements or public financings. For example, five individuals acting as a group have filed a lawsuit challenging our right to our entitlements under California environmental law in connection with our Emporium retail and office project in San Francisco. Although the trial court ruled in our favor in May 2001, the plaintiffs have filed an appeal, which is currently pending. If the trial court's ruling is reversed on appeal and we are unable to proceed with this project, our losses would be material to our operating results in the period in which the project was terminated. Additionally, in November 2000, a competitor filed a lawsuit along with taxpayers challenging the validity of the public financing of our Short Pump Town Center retail project in Richmond. In March 2001, the trial court ruled that the structure of the public financing was invalid and our appeal is currently pending before the Supreme Court of Virginia. If we elect not to proceed, or are prevented from proceeding, with a development opportunity, the development costs we incur ordinarily will be charged against income for the then-current period. This type of charge could have a material adverse effect on our results of operations or cash flow in the period in which the charge occurs.

     In the construction of new projects, we generally guarantee the lender under the construction loan the lien-free completion of the project. This guaranty is recourse to us and places the risk of construction delays and cost overruns on us. In addition, from time to time we guarantee the obligations of a major tenant during the construction phase. This type of guaranty is released upon completion of the project. While we have generally been successful in completing projects on time and on budget, we may have to make significant expenditures in the future in order to comply with our lien-free completion obligations.

     We periodically serve as either the construction manager or the general contractor for our developments. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications and timetables. This could be caused by strikes, weather, government regulations and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are not insured.

      A DECLINE IN ONE OR MORE OF OUR PRIMARY MARKETS MAY ADVERSELY AFFECT
                 OUR OPERATING RESULTS AND FINANCIAL CONDITION

     Our primary markets are Boston, California, Chicago, Cleveland, Denver, Las Vegas, New York, Philadelphia, Pittsburgh, Richmond and Washington, D.C. A downturn in the local economy in any of these areas may have an adverse effect on our results of operations and cash flows through an adverse effect on:

     - the ability of our tenants to make lease payments;

     - our ability to market new developments to prospective purchasers and tenants; and

     - our rental and lease rates.

     In addition, local real estate market conditions may include a large supply of competing space. We may compete for tenants based on rent, attractiveness and location of the property and quality of maintenance and management services.

    WE MAY BE UNABLE TO SELL PROPERTIES TO AVOID LOSSES OR TO REPOSITION OUR
                                   PORTFOLIO

     Because real estate investments are relatively illiquid, we may be unable to dispose of underperforming properties and may be unable to reposition our portfolio to meet changes in regional or local real estate markets. This in turn may cause us to incur operating losses in some of our properties and to write down the value of some of our properties.

  OUR RESULTS OF OPERATIONS AND CASH FLOWS MAY BE ADVERSELY AFFECTED BY TENANT
                                    DEFAULTS

     Our results of operations and cash flows may be adversely affected if a significant number of our tenants were unable to meet their obligations or renew their leases or if we were unable to lease a significant amount of space on economically favorable lease terms. In the event of a default by a tenant, we may experience delays in payments and incur substantial costs in recovering our losses. This could be even more difficult if the tenant is bankrupt or insolvent.

     Ames Department Stores, Inc., one of our retail tenants that leases 236,000 square feet at three properties, and The Washington Group, one of our office tenants formerly known as M.K. Ferguson that leases 245,000 square feet, have filed for bankruptcy. Additionally, the parent company of Abovenet, Metromedia Fiber Network, Inc., has recently experienced financial difficulties. Abovenet currently leases 148,000 square feet of office space from us and accounted for 4.1% of our total office annualized net base rent. The bankruptcy, or potential bankruptcy, of any of these tenants could make it difficult for us to enforce our rights as lessor and protect our investment.

     In addition, United Artists is currently operating four properties under lease assignments from our tenant, Regal Cinemas. Regal has publicly stated that it is exploring a reorganization of its business and may in the near future file for bankruptcy. If Regal files for bankruptcy, the assignment of the leases would be subject to approval by the bankruptcy court. If the bankruptcy court rejects the lease assignments, it could be difficult for us to enforce our rights and collect rents from Regal.

     We could be adversely affected if major tenants such as The Gap, which is the source of 4.2% of our aggregate contractual annualized retail center base rental revenues, or Millennium Pharmaceuticals, which is the source of 6.2% of our total office annualized net base rent, default or become bankrupt or insolvent. In addition, we could be adversely affected if a major tenant were to not renew its leases as they expire. For a further discussion of our major tenants, see "Business -- Commercial Group -- Regional Malls and Specialty Retail Centers -- Anchor and Significant Tenants" and "-- Office Buildings, Mixed-Use -- Principal Office Tenants."

     In the context of retail centers, we also could be adversely affected if a non-tenant anchor were to close or enter bankruptcy. Although non-tenant anchors generally do not pay us rent, they typically contribute towards common area maintenance and other charges, and the loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of an anchor is likely to reduce customer traffic in the retail center, which could result in reduced levels of percentage rent paid by retail center tenants, or cause retail center tenants to close or enter bankruptcy. One or more of these factors could cause the retail center to fail to meet debt service requirements.

         WE ARE CONTROLLED BY THE RATNER, MILLER AND SHAFRAN FAMILIES,
          WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     Our authorized common stock consists of class A common stock and class B common stock. The economic rights of each class of common stock are identical, but the voting rights differ. The class A common stock, voting as a separate class, is entitled to elect 25% of the members of the board of directors, while the class B common stock, voting as a separate class, is entitled to elect the remaining 75% of the board of directors. On all other matters, the class A common stock and class B common stock vote together as a single class, with each share of class A common stock entitled to one vote per share and each share of class B common stock entitled to ten votes per share. For a further discussion of our capital structure, see "Description of Common Stock" in the accompanying prospectus.

     At March 1, 2001, members of the Ratner, Miller and Shafran families, including members of our current board of directors and executive officers, owned 73.6% of the class B common stock. RMS, Limited Partnership, which owned 72.8% of the class B common stock, is a limited partnership, comprised of interests of these families, with eight individual general partners, currently consisting of:

     - Samuel H. Miller, treasurer of Forest City and co-chairman of the board of directors;

     - Charles A. Ratner, president, chief executive officer of Forest City and a director;

     - Ronald A. Ratner, executive vice president of Forest City and a director;

     - Brian J. Ratner, executive vice president -- East Coast development of Forest City and a director;

     - Deborah Ratner Salzberg, vice president of Forest City Residential Group, Inc., a subsidiary of Forest City, and a director;

     - Joan K. Shafran, a director;

     - Joseph Shafran; and

     - Abraham Miller.

     Joan K. Shafran is the sister of Joseph Shafran. Charles A. Ratner, James
A. Ratner, executive vice president of Forest City and a director, and Ronald A. Ratner are brothers. Albert B. Ratner, co-chairman of the board of directors, is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran and Joseph Shafran. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner, and is the father of Abraham Miller. General partners holding 60% of the total voting power of RMS, Limited Partnership determine how to vote the class B common stock held by RMS, Limited Partnership. No person may transfer his or her interest in the class B common stock held by RMS, Limited Partnership without complying with various rights of first refusal.

     In addition, at March 1, 2001, members of these families collectively owned 31.1% of the class A common stock. As a result of their ownership in Forest City, these family members and RMS, Limited Partnership have the ability to elect a majority of the board of directors and to control the management and policies of Forest City. Generally, they may also determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and prevent or cause a change in control of Forest City.

     Even if the interests of these families or RMS, Limited Partnership reduce their level of ownership of class B common stock below the level necessary to maintain a majority of voting power, the effect of specific provisions of Ohio law and our Restated Articles of Incorporation may have the effect of discouraging a third party from making a proposal to acquire us or delaying or preventing a change in control or management of Forest City without the approval of these families or RMS, Limited Partnership.

   SOME OF THE RELATIONSHIPS THAT EXIST BETWEEN US AND SOME OF OUR DIRECTORS
              AND EXECUTIVE OFFICERS CREATE CONFLICTS OF INTEREST

RMS INVESTMENT CORP. PROVIDES PROPERTY MANAGEMENT AND LEASING SERVICES TO US AND IT IS CONTROLLED BY SOME OF OUR AFFILIATES.

     We paid approximately $161,000 as total compensation during fiscal 2000 to RMS Investment Corp. for property management and leasing services. RMS Investment Corp. is controlled by members of the Ratner, Miller and Shafran families, including some who are our directors and executive officers.

     RMS Investment Corp. manages and provides leasing services to two of our Cleveland-area specialty retail centers, Golden Gate, which has 362,000 square feet, and Midtown Plaza, which has 258,000 square feet. The rate of compensation for these management services is 4% of all rental income, plus a leasing fee of 2% to 3% of rental income. Management believes these fees are comparable to those other management companies would charge.

OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN COMPETING PROPERTIES AND WE DO NOT HAVE NON-COMPETE AGREEMENTS WITH OUR DIRECTORS AND EXECUTIVE OFFICERS.

     Under our current policy, no director, officer or employee, including any member of the Ratner, Miller and Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining the approval of our conflict of interest committee. However, this restriction is only based on our internal policy, and we do not have non-compete agreements with any director, officer or employee. Upon leaving Forest City, any director, officer or employee could compete with us. An exception to our conflict-of-interest policy permits those of our principal shareholders who are officers and employees to own, alone or in conjunction with others, certain commercial, industrial and residential properties that may be developed, expanded, operated and sold independently of our business. The ownership of these properties by these principal shareholders makes it possible that conflicts of interest may arise between them and Forest City. Areas of possible conflict include the development or expansion of properties that may compete with our properties and the solicitation of tenants for the use of these properties.

          OUR HIGH LEVERAGE MAY PREVENT US FROM RESPONDING TO CHANGING
                        BUSINESS AND ECONOMIC CONDITIONS

OUR HIGH DEGREE OF LEVERAGE COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING OR ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     We have a relatively high ratio of debt, consisting primarily of nonrecourse mortgage debt, to total market capitalization, which was approximately 67.15% at July 31, 2001 based on the market value of our outstanding class A common stock and class B common stock, long-term debt and outstanding mortgage debt at that date. Our high leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and may make us more vulnerable to a downturn in the economy generally.

     We do not expect to repay a substantial amount of the outstanding principal of our debt prior to maturity or to have funds on hand sufficient to repay this debt at maturity. As a result, it will be necessary for us to refinance our debt through new debt financings or through additional equity offerings. If interest rates are higher at the time of refinancing, our interest expense would increase, which would adversely affect our results of operations and cash flows. In addition, in the event we were unable to secure refinancing on acceptable terms, we might be forced to sell properties on unfavorable terms, which could result in the recognition of losses and could adversely affect our financial position, results of operations and cash flows. If we were unable to make the required payments on any debt secured by a mortgage on one of our properties, the mortgage lender could take that property through foreclosure and, as a result, we could lose income and asset value.

     Approximately $376.9 million of principal becomes due in the remainder of 2001, approximately $413.4 million becomes due in 2002 and approximately $363.8 million becomes due in 2003, which includes anticipated future draws on financing commitments. Additionally, we have obtained credit enhanced mortgage debt for a number of our properties. Generally, the credit enhancement, such as a letter of credit, expires prior to the term of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. We treat credit enhanced debt as expiring in the year the credit enhancement expires. We cannot assure you that we will be able to refinance this debt, obtain renewals or replacement of credit enhancement devices, such as a letter of credit, or otherwise obtain funds by selling assets or by raising equity. An inability to repay or refinance our debt when due could cause the mortgage lender to foreclose on those properties, which could have a material adverse effect on our financial position, results of operations and cash flows. For a further discussion of our mortgage debt, see "Description of Certain Indebtedness -- Mortgage Debt Financing."

     As of the date of this prospectus supplement, we have two nonrecourse mortgages, aggregating $8.2 million, that are past their respective stated maturity dates. We are in the process of negotiating extensions with the respective lenders. We may not be able to obtain extensions. If we are unsuccessful in these efforts, each lender could commence foreclosure proceedings.

OUR CREDIT FACILITY COVENANTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We have guaranteed the obligations of one of our subsidiaries, Forest City Rental Properties Corporation, or FCRPC, under the FCRPC amended and restated credit agreement. This guaranty imposes a number of restrictive covenants on Forest City, including a prohibition on consolidations and mergers, limitations on the amount of debt, guarantees and property liens that Forest City may incur and covenants by Forest City to maintain a specified minimum cash flow coverage ratio, consolidated shareholders' equity and EBDT. Under the guaranty, we are also prohibited from repurchasing our class A common stock or class B common stock or paying dividends on our class A common stock or class B common stock to the extent the total amount of such repurchase and dividends would exceed $15.0 million in any fiscal year. For a further discussion of this credit agreement, see "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement."

     A failure to comply with any of the covenants under the guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC amended and restated credit agreement could result in an event of default, which would trigger our obligation to repay all amounts outstanding under the FCRPC amended and restated credit agreement. Our ability and the ability of FCRPC to comply with these covenants will depend upon the future economic performance of Forest City and FCRPC. We cannot assure you that these covenants will not affect our ability to finance our future operations or capital needs or to engage in other business activities that may be desirable to us.

          ANY RISE IN INTEREST RATES WOULD INCREASE OUR INTEREST COSTS

     An increase in interest rates will increase the interest costs of our floating rate debt and of refinancing any fixed-rate debt originally financed at a lower rate. At July 31, 2001, a 100 basis point increase in taxable interest rates would have increased the pre-tax interest cost of our taxable variable-rate debt by $4.9 million (including both mortgage debt and corporate borrowings). This calculation reflects the 4.28% interest rate swaps that are currently in place. Our interest rate exposure would increase if one or more counterparties to these swap agreements defaulted. Although tax-exempt interest rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt interest rates would have increased the pre-tax interest cost of our tax-exempt variable-rate debt by approximately $3.2 million. At July 31, 2001, our fixed-rate debt carried a weighted average interest rate of 7.44%.

IF WE ARE UNABLE TO OBTAIN TAX-EXEMPT FINANCINGS, OUR INTEREST COSTS WOULD RISE

     We regularly utilize tax-exempt financings and tax increment financings, which generally bear interest rates below interest rates available through conventional taxable financing. At July 31, 2001, we had outstanding $379.0 million of tax-exempt bonds and $85.4 million of UDAG loans.

     We cannot assure you that tax-exempt bonds or similar government subsidized financing will continue to be available in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. The inability to obtain these financings or the inability to refinance outstanding debt on favorable terms could significantly affect our ability to develop or acquire properties and could have a material adverse effect on our financial position, results of operations and cash flows.

           OUR PROPERTIES AND BUSINESSES FACE SIGNIFICANT COMPETITION

     The real estate industry is highly competitive in all major markets. There are numerous other developers, managers and owners of commercial and residential real estate that compete with us nationally, regionally and/or locally, some of whom may have greater financial resources than us. They compete with us for management and leasing revenues, land for development, properties for acquisition and disposition and for anchor department stores and tenants for properties. We may not be able to successfully compete in these respects.

     Tenants at our retail properties face continued competition in attracting customers from retailers at other shopping centers, catalogue companies, various websites, warehouse stores, large discounters, outlet malls, wholesale clubs and direct mail and telemarketers. The competition to us and to our tenants could have a material adverse effect on our ability to lease space in our properties and on the rents we can charge or the concessions we can grant. This in turn could materially and adversely affect our results of operations and cash flows, and could affect the realizable value of our assets upon sale.

     The lumber wholesaling business is highly competitive. Competitors in the lumber brokerage business include numerous brokers and in-house sales departments of lumber manufacturers, many of which are larger and have greater resources than us.

   ENERGY SHORTAGES, A DECLINE IN ECONOMIC CONDITIONS OR NATURAL DISASTERS IN
                 CALIFORNIA COULD ADVERSELY AFFECT OUR BUSINESS

     As of July 31, 2001, we had 13 operating properties, two projects under construction and two projects in our development pipeline in California. Because California is experiencing energy shortages, we may be subject to increased operating expenses as a result of higher electricity costs and may be subject to rolling blackouts, which could interrupt our business and the business of our tenants. Any such impact could materially and adversely affect our profitability. A decline in the economic conditions in California, whether or not such decline spreads beyond California, could materially and adversely affect our business. For a further discussion of the impact of an economic decline in California, see "-- A Decline in One or More of Our Primary

Markets May Adversely Affect Our Operating Results and Financial Condition." Furthermore, a natural disaster or other catastrophic event, such as an earthquake, could significantly disrupt our business and that of our tenants in California.

                       WE MAY BE UNABLE TO PAY DIVIDENDS

     In the last 10 fiscal years, we paid dividends on shares of class A common stock and class B common stock in fiscal 1994 through fiscal 2000, but did not pay dividends in fiscal 1991 through fiscal 1993. We cannot assure you that we will continue to pay dividends. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors at that time. Under our guaranty of the FCRPC amended and restated credit agreement, we are prohibited from paying dividends to the extent that the total amount of such dividends, together with any repurchase of our class A common stock or class B common stock, would exceed $15.0 million in any fiscal year. See "-- Our High Leverage May Prevent Us from Responding to Changing Business and Economic
Conditions -- Our credit facility covenants could adversely affect our financial condition."

           THE LIMITED TRADING VOLUME AND MARKET FOR OUR COMMON STOCK
              COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT

     The average daily trading volume in the class A common stock on the New York Stock Exchange for fiscal 2000 was approximately 11,700 shares per day. Accordingly, the prices of these trades may not reflect the prices that would have prevailed had there been a more active market. Furthermore, we cannot assure you that the trading price for the class A common stock after this offering will approximate the price of the class A common stock prior to this offering. We cannot assure you that a more active public market for the class A common stock will develop or be sustained after this offering nor can we assure you that the public offering price will correspond to the price at which the class A common stock will trade in the public market after this offering.

   OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR
                                  FUTURE SALE

     We, our directors and executive officers and RMS, Limited Partnership have agreed that we will not, for a period of 90 days following the date of this prospectus supplement, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any class A common stock or class B common stock. Following this offering, based on the share ownership of such persons on March 1, 2001 and assuming no conversions of class B common stock into class A common stock, our directors and executive officers and RMS, Limited Partnership will in the aggregate hold approximately 21.83% of our class A common stock and 73.34% of our class B common stock. Future sales, or the perception that such sales could occur, at the expiration of the 90-day period of class A common stock or class B common stock by us or our directors or our executive officers or RMS, Limited Partnership could adversely affect the prevailing market price of the class A common stock.

    OUR BUSINESS WOULD BE ADVERSELY IMPACTED SHOULD AN UNINSURED LOSS OCCUR

     We carry comprehensive liability, fire, flood, extended coverage and rental loss and environmental insurance with respect to our properties within insured limits and policy specifications that we believe are customary for similar properties. There are, however, specific types of losses, generally of a catastrophic nature, such as wars or earthquakes, for which we cannot obtain adequate insurance coverage or, in our judgment, for which we cannot obtain insurance at a reasonable cost. In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both our invested capital in and anticipated profits from the affected property. Any such loss could materially and adversely affect our results of operations, cash flows and financial position.

     We are self-insured as to the first $250,000 of liability coverage and self-insured on the first $100,000 of property damage. While we believe that our self-insurance reserves are adequate, we cannot assure you that we will not incur losses that exceed these self-insurance reserves.

            OUR LUMBER TRADING GROUP MAY SUFFER IF HOME BUILDING OR
                         REMODELING ACTIVITIES DECLINE

     The lumber business is highly cyclical. The Lumber Trading Group is exposed to the risk of downturns in new home building and home remodeling activities. While we believe that we have in place adequate controls to effectively manage this risk, we cannot assure you that we will not suffer a loss from or a downturn in the new home building and home remodeling markets.

     WE ARE SUBJECT TO MARKET RISK ASSOCIATED WITH CHANGES IN LUMBER PRICES

     Lumber prices can be highly volatile. Although a majority of the Lumber Trading Group's sales involve back-to-back trades in which we bring together a buyer and seller for an immediate purchase and sale, the remainder of our transactions are trades in which we take a short-term ownership position in lumber. This short-term ownership subjects us to market risk associated with fluctuations in lumber prices. Even though we may enter into lumber futures contracts as a hedge against lumber price fluctuations, we may be adversely affected by an unanticipated change in lumber prices.

 WE MAY INCUR UNANTICIPATED COSTS AND LIABILITIES DUE TO ENVIRONMENTAL PROBLEMS

     Under various federal, state and local environmental laws, an owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances at that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate these substances when present, may adversely affect the owner's ability to sell or rent that real property or to borrow funds using that real property as collateral. It may impose unanticipated costs and delays on projects. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediations of those wastes at the disposal or treatment facility, regardless of whether that facility is owned or operated by that person. In some instances, federal, state and local laws require abatement or removal of specific asbestos-containing materials in the event of demolition, renovations, remodeling, damage or decay. These laws also impose specific worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

     We could be held liable for the environmental response costs associated with the release of some regulated substances or related claims, whether by us, our tenants, former owners or tenants of the affected property, or others. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury, contribution or other claims by private parties. These claims could result in costs or liabilities that could exceed the value of that property. We are not aware of any notification by any private party or governmental authority of any claim in connection with environmental conditions at any of our properties that we believe will involve any material expenditure. Nor are we aware of any environmental condition on any of our properties that we believe will involve any material expenditure. However, we cannot assure you that any non-compliance, liability, claim or expenditure will not arise in the future. To the extent that we are held liable for the release of regulated substances by tenants or others, we cannot assure you we would be able to recover our costs from those persons.

     WE FACE POTENTIAL LIABILITY FROM RESIDENTIAL PROPERTIES ACCOUNTED FOR
                ON THE EQUITY METHOD AND OTHER PARTNERSHIP RISKS

     As part of our financing strategy, we have financed several real estate projects through limited partnerships with investment partners. The investment partner, typically a large, sophisticated institution or corporate investor, invests cash in exchange for a limited partnership interest and special allocations of expenses and the majority of tax losses and credits associated with the project. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses.

     We believe that all the necessary requirements for qualification for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with the properties. However, we cannot assure you that this will, in fact, be the case or that we will not be required to indemnify our investment partners on an after-tax basis for these amounts. Any indemnification payment could have a material adverse effect on our results of operations and cash flows.

     In addition to partnerships, we also use limited liability companies, or LLC's, to finance some of our projects. Acting through our wholly-owned subsidiaries, we typically are a general partner or managing member in these partnerships or LLC's. There are, however, instances in which we do not control or even participate in management or day-to-day operations. The use of a partnership or LLC may involve special risks associated with the possibility that:

     - another partner or member may have interests or goals that are inconsistent with ours;

     - a general partner or managing member may take actions contrary to our instructions, requests, policies or objectives with respect to our real estate investments; or

     - a partner or a member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project or its lender or the other partners or members.

     To the extent we are a general partner or managing member, we may be exposed to unlimited liability which may exceed our investment or equity in the partnership. If one of our subsidiaries is a general partner of a particular partnership or managing member of an LLC, it may be exposed to the same kind of unlimited liability.

    COMPLIANCE OR FAILURE TO COMPLY WITH THE AMERICANS WITH DISABILITIES ACT
            AND OTHER SIMILAR LAWS COULD RESULT IN SUBSTANTIAL COSTS

     The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. In the event that we are not in compliance with the Americans with Disabilities Act, the federal government could fine us or private parties could be awarded damages against us. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations and cash flows.

     We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could affect our cash flows and results of operations.

                                USE OF PROCEEDS

     We expect to receive net proceeds from this offering of approximately $118.3 million after payment of all anticipated issuance costs. We intend to use substantially all of the net proceeds to reduce borrowings under the FCRPC amended and restated credit agreement. We expect subsequently to use some or all of the available amounts under this credit agreement to finance our ongoing development and construction activities. Immediately after this offering and until we use the proceeds as described, we may invest the net proceeds in short-term investments.

     At July 31, 2001, the outstanding balance under the FCRPC amended and restated credit agreement was $204.0 million with an interest rate of 6.27%. This credit agreement matures March 31, 2003 unless extended in accordance with its terms. For a discussion of the FCRPC amended and restated credit agreement, see "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement."

                                 CAPITALIZATION

     The following table sets forth our capitalization under the full consolidation method as of July 31, 2001, and as adjusted to give effect to this offering and the application of the net proceeds therefrom.

                                                                   JULY 31, 2001
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                                ------       --------
                                                                   (IN THOUSANDS)
                                                                    (UNAUDITED)
Mortgage debt, nonrecourse(1)...............................  $2,499,827    $2,499,827
Long-term credit facility...................................     204,000        85,690
Senior and subordinated debt................................     220,400       220,400
Minority interest...........................................      90,576        90,576
Shareholders' equity:
  Preferred stock -- convertible, without par value;
     5,000,000 shares authorized; no shares issued..........          --            --
  Common stock -- $.33 1/3 par value
     Class A, 96,000,000 shares authorized; 20,584,645
      historical and 23,184,645 as adjusted shares issued,
      20,303,500 historical and 22,903,500 as adjusted
      shares outstanding....................................       6,862         7,729
     Class B, convertible, 36,000,000 shares authorized;
      10,299,307 shares issued, 10,021,207 outstanding......       3,433         3,433
Additional paid-in capital..................................     114,216       231,659
Retained earnings...........................................     359,407       359,407
Less Treasury stock, at cost; 281,145 Class A and 278,100
  Class B shares............................................      (6,829)       (6,829)
Accumulated other comprehensive income......................      (8,033)       (8,033)
                                                              ----------    ----------
  Total shareholders' equity................................     469,056       587,366
                                                              ----------    ----------
     Total capitalization...................................  $3,483,859    $3,483,859
                                                              ==========    ==========

---------------
(1) At July 31, 2001, our nonrecourse mortgage debt, actual and as adjusted, would have been approximately $2.8 billion as reported under the pro-rata consolidation method.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     Our class A common stock is traded on the New York Stock Exchange under the symbol "FCEA." Our class B common stock is traded on the New York Stock Exchange under the symbol "FCEB." The following table sets forth, for the fiscal periods indicated, the high and low per share sales prices for our class A common stock and class B common stock as reported on the New York Stock Exchange and dividends declared per share of class A common stock and class B common stock.

                                    CLASS A COMMON STOCK             CLASS B COMMON STOCK
                                -----------------------------    -----------------------------
                                                    DIVIDENDS                        DIVIDENDS
                                 HIGH      LOW      PER SHARE     HIGH      LOW      PER SHARE
                                 ----      ---      ---------     ----      ---      ---------
Fiscal 1999
  First Quarter...............  $25.88    $19.88      $ .04      $26.00    $20.69      $ .04
  Second Quarter..............   28.75     24.75        .05       28.63     25.00        .05
  Third Quarter...............   26.50     21.88        .05       27.50     25.00        .05
  Fourth Quarter..............   28.25     23.82        .05       31.44     27.07        .05
Fiscal 2000
  First Quarter...............   30.38     24.69        .05       35.81     30.38        .05
  Second Quarter..............   36.81     28.00        .06       37.25     29.75        .06
  Third Quarter...............   37.05     33.50        .06       38.31     35.40        .06
  Fourth Quarter..............   41.82     36.70        .06       42.30     37.05        .06
Fiscal 2001
  First Quarter...............   46.25     40.90        .06       46.08     41.75        .06
  Second Quarter..............   55.00     43.25        .07       54.21     43.60        .07
  Third Quarter (through
     September 24, 2001)......   53.70     47.30       .075(1)    54.00     48.00       .075(1)

---------------

(1) Payable on December 17, 2001 to class A and class B common shareholders of record on December 3, 2001.

     The last reported sale price, on September 24, 2001, of our class A common stock was $49.80 per share and of our class B common stock was $49.75 per share, both as reported on the New York Stock Exchange. As of September 24, 2001, we had 761 registered holders of our class A common stock and 586 registered holders of our class B common stock.

     The class A common stock and class B common stock participate equally on a share-for-share basis in any and all cash dividends paid. No cash dividend may be paid on a class of common stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of common stock. We cannot assure you that we will continue to pay cash dividends. We have from time to time in the past ceased paying dividends, and may do so again in the future. Our guaranty of the FCRPC amended and restated credit agreement prohibits us from repurchasing our class A common stock or class B common stock or paying dividends on our class A common stock or class B common stock to the extent the total amount of such repurchase and dividends would exceed $15.0 million in any fiscal year. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flow, contractual restrictions under the FCRPC amended and restated credit agreement and our related guaranty, and other factors deemed relevant at that time by our board of directors.

     Our board of directors has authorized the repurchase of up to 2.0 million shares of our class A and class B common stock. As of July 31, 2001, we had repurchased an aggregate of 905,400 shares of class A and class B common stock.

     As discussed under "Prospectus Supplement Summary -- Recent Developments," our board of directors announced a three-for-two stock split payable as a stock dividend on November 14, 2001 to shareholders of record on October 31, 2001. The share and per share data in this prospectus supplement does not give effect to this stock split.

                                  THE COMPANY

     Founded in 1920 and publicly traded since 1960, we are one of the leading real estate development companies in the United States. We own, develop, acquire and manage real estate projects in 20 states and the District of Columbia. Since our last public equity offering in May 1997, we opened or acquired 52 projects, representing a total cost of $1.5 billion at our share. At July 31, 2001, we had $4.8 billion in assets and had a total equity market capitalization, which is the market value of our outstanding class A common stock and class B common stock, of $1.6 billion.
                                 BUSINESS UNITS

     We operate our business through four strategic business units:

     - the Commercial Group, which owns, develops, acquires and operates regional malls, specialty retail centers, office buildings and mixed-use projects;

     - the Residential Group, which owns, develops, acquires and operates multi-family properties;

     - the Land Group, which owns and develops raw land into master planned communities and other residential developments for resale; and

     - the Lumber Trading Group, which operates our lumber wholesaling business.

     We have centralized capital management, financial reporting and administrative functions. In most other respects our strategic business units operate autonomously, with the Commercial Group and Residential Group each having its own development, acquisition, leasing, property and financial management functions. We believe this structure enables our employees to focus their expertise and to exercise the independent leadership, creativity and entrepreneurial skills appropriate for their particular business segment.

     As the following charts for fiscal 2000 illustrate, our Commercial and Residential Groups accounted for approximately 91% of our assets and substantially all of our EBDT:

[PIE CHART]

ASSETS-$4,128.0 (1)
(dollars in millions)

  COMMERCIAL    RESIDENTIAL    CORPORATE    LUMBER TRADING     LAND
  ----------    -----------    ---------    --------------    ------
   $2,759.0      $1,010.9        $68.3          $136.2        $153.6

        (67%)         (24%)         (2%)            (3%)          (4%)

[PIE CHART]

EBDT-$147.8(2)(3)
(dollars in millions)

  COMMERCIAL    RESIDENTIAL     LUMBER TRADING      LAND
  ----------    -----------    -----------------    ----
    $121.4         $55.8             $0.3           $2.2

       (68%)         (31%)             (0%)           (1%)

     -------------------------
(1) Excludes our economic share of syndicated residential properties.

(2) We define EBDT as net earnings before extraordinary gain, excluding the following items: (a) gain (loss) on disposition of properties and other investments (net of tax); (b) beginning in the fiscal year ended January 31, 2001, the adjustment to recognize rental revenues and rental expenses using the straight-line method; (c) noncash charges from Forest City Rental Properties Corporation, a wholly owned subsidiary of Forest City, for depreciation, amortization and deferred income taxes; (d) provision for decline in real estate; and (e) cumulative effect of change in accounting principle (net of tax). We believe that EBDT provides additional information about our operations and, along with net earnings, is necessary to understand our operating results. We also view EBDT as an indicator of our ability to generate cash to meet our funding requirements. EBDT is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies.

(3) Percent of EBDT by strategic business unit excludes EBDT for corporate activities of $(31.9) million, consisting of interest expense and general corporate expenses, net of tax benefits.

     In addition to increases in NOI from our operating properties, our growth is generated through portfolio additions from new development and acquisitions. We generally focus on larger urban developments with significant barriers to entry.

                       PORTFOLIO ADDITIONS SINCE MAY 1997

     Since our last public equity offering in May 1997, we completed the development of 30 projects at a cost of $1,023.6 million at our share and acquired 22 properties at a cost of $472.4 million at our share. These 52 projects include 93% (based on cost) of the projects that we had under construction or in our development pipeline at that time. The initial stabilized return on cost* on these projects is projected to be 10.8%. Forty-one of these projects, representing $1.1 billion of cost at our share, are currently stabilized and have an initial stabilized return on cost* of 10.8%. At July 31, 2001, these 41 projects had nonrecourse mortgage debt of $939.5 million, with an average interest rate of 6.8%. This results in cash on cash return** of approximately 31% on our remaining equity. The following table sets forth information as of July 31, 2001 regarding the projects opened or acquired since May 1997.

                                                  QUARTER                                 OUR      TOTAL COST   OUR SHARE
                                                  OPENED/     GLA/# OF     OCCUPANCY   OWNERSHIP    AT 100%      OF COST
PROPERTY                           LOCATION       ACQUIRED   UNITS/ROOMS      (%)         (%)      (IN MIL.)    (IN MIL.)
--------                           --------       --------   -----------   ---------   ---------   ----------   ---------
COMMERCIAL GROUP

REGIONAL MALLS
Promenade in Temecula........  Temecula, CA        Q3-99        394,000(1)    94%         75.00%    $   77.9    $   58.5

SPECIALTY RETAIL CENTERS
Grand Avenue.................  Queens, NY          Q3-97        100,000        96         70.00         27.3        19.1
Gun Hill Road................  Bronx, NY           Q3-97        147,000        98         70.00         13.4         9.4
Northern Boulevard...........  Queens, NY          Q4-97        218,000       100         70.00         43.6        30.5
Richmond Avenue..............  Staten Island,      Q1-98         76,000       100         70.00         20.4        14.3
                               NY
Atlantic Center Site V.......  Brooklyn, NY        Q2-98         47,000       100         70.00          3.8         2.7
Bay Street...................  Staten Island,      Q2-99         16,000       100         70.00          5.2         3.6
                               NY
42nd Street..................  Manhattan, NY       Q3-99        305,000        95         70.00        107.3        75.1
Columbia Park Center.........  North Bergen, NJ    Q3-99        347,000        98         52.50         67.8        35.6
Kaufman Studios..............  Queens, NY          Q3-99         84,000       100         70.00         20.3        14.2
Battery Park City............  Manhattan, NY       Q2-00        167,000        80         70.00         42.0        29.4
Court Street.................  Brooklyn, NY        Q2-00        103,000        83         70.00         29.5        20.7
Eastchester..................  Bronx, NY           Q2-00         63,000       100         70.00         13.4         9.4
Forest Avenue................  Staten Island,      Q2-00         68,000       100         70.00         11.7         8.2
                               NY
                                                              ---------                             --------    --------
  Specialty Retail Centers
  Subtotal...................                                 1,741,000                             $  405.7    $  272.2
                                                              ---------                             --------    --------
    Retail Subtotal..........                                 2,135,000                             $  483.6    $  330.7
                                                              =========                             --------    --------
OFFICE BUILDINGS
Nine MetroTech Center........  Brooklyn, NY        Q3-97        317,000       100         65.00     $   62.8    $   40.8
350 Massachusetts Avenue.....  Cambridge, MA       Q2-98        169,000       100         50.00         48.8        24.4
Knight Ridder Building at
  Fairmont Plaza.............  San Jose, CA        Q2-98(2)     324,000       100        100.00         64.7        64.7
Pavilion.....................  San Jose, CA        Q2-98(2)     247,000        95         99.00         26.9        26.6
Enterprise Place.............  Beachwood, OH       Q3-98(2)     125,000       100         50.00         13.5         6.8
45/75 Sidney Street..........  Cambridge, MA       Q1-99        277,000       100        100.00         68.9        68.9
One International Place......  Cleveland, OH       Q4-00         87,000        26(5)      50.00         11.1         5.6
                                                              ---------                             --------    --------
  Office Buildings
    Subtotal.................                                 1,546,000                             $  296.7    $  237.8
                                                              =========                             --------    --------

---------------

* We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office building and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

** We define cash on cash return as the cash flow after debt service from these completed projects divided by the equity that remains in the project.

                                                  QUARTER                                 OUR      TOTAL COST   OUR SHARE
                                                  OPENED/     GLA/# OF     OCCUPANCY   OWNERSHIP    AT 100%      OF COST
PROPERTY                           LOCATION       ACQUIRED   UNITS/ROOMS      (%)         (%)      (IN MIL.)    (IN MIL.)
--------                           --------       --------   -----------   ---------   ---------   ----------   ---------
HOTELS
Sheraton Station Square......  Pittsburgh, PA      Q1-98(2)         396       65%        100.00%    $   57.3    $   57.3
Hotel at MIT.................  Cambridge, MA       Q3-98            210        73         50.00         35.9        18.0
Embassy Suites Hotel.........  Manhattan, NY       Q2-00            463        75         50.40        129.9        65.5
Hilton Times Square..........  Manhattan, NY       Q2-00            444        85         56.00        119.8        67.1
                                                              ---------                             --------    --------
  Hotels Subtotal............                                     1,513                             $  342.9    $  207.9
                                                              =========                             --------    --------
    Commercial Group Total...                                                                       $1,123.2    $  776.4
                                                                                                    ========    ========
RESIDENTIAL GROUP

APARTMENT COMMUNITIES
Colony Woods.................  Bellevue, WA        Q2-97(2)         396        93        100.00%    $   28.1    $   28.1
Museum Towers................  Philadelphia, PA    Q2-97(2)         286        97        100.00         25.6        25.6
Enclave(3)...................  San Jose, CA        Q4-97            637        86         95.00(4)      86.6        82.3
Whitehall Terrace............  Kent, OH            Q4-97(2)         188        99        100.00          6.6         6.6
Bridgewater(3)...............  Hampton, VA         Q1-98(2)         216        94         95.00(4)      14.0        13.3
Trellis at Lee's Mill(3).....  Newport News, VA    Q1-98(2)         176        93         95.00(4)       6.4         6.1
Arboretum Place(3)...........  Newport News, VA    Q2-98(2)         184        93         95.00(4)       9.7         9.2
Coppertree...................  Mayfield Hts.,      Q2-98(2)         342        99         50.00         15.2         7.6
                               OH
Drake(3).....................  Philadelphia, PA    Q2-98            280        64(5)      95.00(4)      48.1        45.7
Silver Hill(3)...............  Newport News, VA    Q2-98(2)         153        89         95.00(4)       5.1         4.8
Woodlake.....................  Silver Spring,      Q3-98(2)         534        97        100.00         23.9        23.9
                               MD
Bowin Place(3)...............  Detroit, MI         Q4-98(2)         193       100         95.00(4)       4.5         4.3
Lakeland(3)..................  Waterford, MI       Q4-98(2)         200       100         95.00(4)       3.5         3.3
Grand(3).....................  N. Bethesda, MD     Q1-99            546        97         85.50(4)     100.8        86.2
Burton Place.................  Burton, MI          Q4-99(2)         200       100         90.00          7.9         7.1
Perrytown....................  Pittsburgh, PA      Q4-99(2)         231        99          1.00          4.1         0.1
American Cigar Co.(3)........  Richmond, VA        Q1-00            171        97         45.00(4)      28.5        12.8
Mount Vernon Square..........  Alexandria, VA      Q2-00(2)       1,387        97        100.00         87.0        87.0
Grand Lowry Lofts(3).........  Denver, CO          Q3-00            261        75(5)      90.00(4)      29.3        26.4
101 San Fernando(3)..........  San Jose, CA        Q4-00            323        36(5)      95.00(4)      66.1        62.8
Lofts at 1835 Arch(3)........  Philadelphia, PA    Q1-01            191        26(5)      95.00(4)      41.7        39.6
                                                              ---------                             --------    --------
  Apartment Communities
    Subtotal.................                                     7,095                             $  642.7    $  582.8
                                                              ---------                             --------    --------
SUPPORTED LIVING
Chestnut Grove...............  Plainview, NY       Q3-00             79        80(5)      80.00     $   14.6    $   11.6
Classic Residence by Hyatt...  Yonkers, NY         Q3-00            310        28(5)      50.00         70.3        35.2
Forest Trace.................  Lauderhill, FL      Q3-00(2)         324        98        100.00         48.1        48.1
Mayfair at Glen Cove.........  Long Island, NY     Q3-00(2)          79        95         40.00         20.4         8.2
Mayfair at Great Neck........  Great Neck, NY      Q3-00(2)         144        82(5)      40.00         38.7        15.5
Westfield Court..............  Stamford, CT        Q4-00(2)         167        81(5)      80.00         22.7        18.2
                                                              ---------                             --------    --------
  Supported Living
    Subtotal.................                                     1,103                             $  214.8    $  136.8
                                                              ---------                             --------    --------
    Residential Group
      Total..................                                     8,198                             $  857.5    $  719.6
                                                              =========                             ========    ========
      Grand Total............                                                                       $1,980.7    $1,496.0
                                                                                                    ========    ========

---------------
(1) Represents the total square feet available for lease by us, i.e., GLA. The figure excludes 400,000 square feet owned by anchors.

(2) Quarter of acquisition.

(3) Reported under the equity method of accounting on the pro-rata method of consolidation.

(4) Includes our economic share, typically 95%, of syndicated investments accounted for under the equity method of accounting. Our economic share reflects the fact that we typically retain 95% of the cash flow while the limited partners are allocated approximately 99% of the tax benefits.

(5) These projects are currently in a lease-up phase.

                          PROJECTS UNDER CONSTRUCTION

     We currently have 22 projects under construction representing 1.6 million square feet of retail GLA, 1.3 million square feet of office space and 1,848 apartment units. We estimate that our share of the projected cost will be $750.9 million. At July 31, 2001, we had incurred costs of $349.3 million in these projects. The initial stabilized return on cost* on these projects is projected to be 11.1%. The following table provides information regarding projects under construction as of July 31, 2001.

                                                                                                           TOTAL
                                                        QUARTER                                          PROJECTED    OUR SHARE
                                                          OF                    PERCENTAGE      OUR       COST AT    OF PROJECTED
                                                      ANTICIPATED     GLA/#     PRE-LEASED   OWNERSHIP     100%          COST
PROPERTY                                LOCATION        OPENING     OF UNITS       (%)          (%)      (IN MIL.)    (IN MIL.)
--------                                --------      -----------   --------    ----------   ---------   ---------   ------------
COMMERCIAL GROUP
REGIONAL MALLS
Mall at Robinson...................  Pittsburgh, PA      Q4-01        381,000       87%        56.67%    $  108.8       $ 61.7
Mall at Stonecrest.................  Atlanta, GA         Q4-01        387,000       88         66.67        117.2         78.1
Galleria at Sunset Expansion.......  Henderson, NV       Q4-02        130,000       (1)        60.00         15.4          9.2
Promenade in Temecula Expansion....  Temecula, CA        Q4-02         84,000       (1)        75.00         20.0         15.0
                                                                    ---------                            --------       ------
  Regional Malls Subtotal..........                                   982,000                            $  261.4       $164.0
                                                                    ---------                            --------       ------
SPECIALTY RETAIL CENTERS
Queens Place.......................  Queens, NY          Q3-01        220,000       93         70.00     $   71.5       $ 50.1
Woodbridge Crossing................  Woodbridge, NJ      Q3-02        284,000       90         70.00         19.5         13.7
Harlem Center......................  Manhattan, NY       Q4-02        127,000       71         52.50         34.9         18.3
                                                                    ---------                 ------     --------       ------
  Specialty Retail Centers
    Subtotal.......................                                   631,000                            $  125.9       $ 82.1
                                                                    ---------                            --------       ------
    Retail Subtotal................                                 1,613,000(2)                         $  387.3       $246.1
                                                                    ---------                            --------       ------
OFFICE BUILDINGS
Tower City Infocom Center(3).......  Cleveland, OH       Q3-01        480,000       19        100.00     $   48.7       $ 48.7
65/80 Landsdowne Street............  Cambridge, MA       Q3-01        122,000      100        100.00         57.7         57.7
88 Sidney Street...................  Cambridge, MA       Q2-02        145,000      100        100.00         49.4         49.4
35 Landsdowne Street...............  Cambridge, MA       Q3-02        201,000      100        100.00         59.6         59.6
40 Landsdowne Street...............  Cambridge, MA       Q2-03        214,000      100        100.00         66.7         66.7
Twelve MetroTech Center............  Brooklyn, NY        Q2-05        171,000       (4)        65.00         43.6         28.3
                                                                    ---------                            --------       ------
  Office Buildings Subtotal........                                 1,333,000                            $  325.7       $310.4
                                                                    ---------                            --------       ------
    Commercial Group Total.........                                 2,946,000                            $  713.0       $556.5
                                                                    =========                            ========       ======
RESIDENTIAL GROUP
APARTMENT COMMUNITIES
Settler's Landing at
  Greentree(3).....................  Streetsboro, OH     Q4-01            408                  50.00     $   27.7       $ 13.9
Arbor Glen(3)......................  Twinsburg, OH       Q2-01            288                  50.00         20.0         10.0
Parkwood Village(3)................  Brunswick, OH       Q2-01            204                  50.00         13.0          6.5
Heritage...........................  San Diego, CA       Q4-01            230                 100.00         38.6         38.6
Residences at University Park......  Cambridge, MA       Q1-02            135                 100.00         40.2         40.2
Foley Square.......................  Manhattan, NY       Q4-02            329                  35.00        116.7         40.8
                                                                    ---------                            --------       ------
  Apartment Communities Subtotal...                                     1,594                            $  256.2       $150.0
                                                                    ---------                            --------       ------
SUPPORTED LIVING
Pine Cove..........................  Bayshore, NY        Q3-01             85                  80.00     $   18.8       $ 15.0
Stoneybrook........................  Darien, CT          Q3-01(5)          85                  80.00         17.8         14.2
                                     Forest Hills,
Willow Court.......................  NY                  Q3-01             84                  56.00         27.1         15.2
                                                                    ---------                            --------       ------
  Supported Living Subtotal........                                       254                            $   63.7       $ 44.4
                                                                    ---------                            --------       ------
    Residential Group Total........                                     1,848                            $  319.9       $194.4
                                                                    =========                            ========       ======
      Grand Total..................                                                                      $1,032.9       $750.9
                                                                                                         ========       ======

---------------
(1) Expansion to existing regional mall which is currently in excess of 90% occupied.

(2) Represents the total square feet expected to be available for lease by us, i.e., GLA. The figure excludes 1.7 million square feet owned by anchors.

(3) Phased openings.

(4) Square footage represents 15.5% of the building's total 1.1 million square feet. The King's County Family Court will occupy and has an option to purchase the 929,000 square feet excluded from this table.

(5) Quarter of acquisition.
---------------

  * We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office building and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

                              DEVELOPMENT PIPELINE

     We have 17 projects in various stages of development with a projected total cost, at our share, of approximately $1.3 billion. For each of these projects, we have either a signed partnership agreement to proceed with the development or we own or control the land under an option agreement and we have commenced or completed the entitlement process. Nevertheless, some significant hurdles may remain for these projects. At July 31, 2001, we had incurred costs of $116.1 million in these projects. The following table provides information regarding projects in our development pipeline as of July 31, 2001.

                                                                                                  TOTAL
                                                                                                PROJECTED    OUR SHARE
                                                         YEAR OF                                 COST AT    OF PROJECTED
                                                       ANTICIPATED     GLA/#         OUR          100%          COST
PROPERTY                               LOCATION          OPENING     OF UNITS    OWNERSHIP(%)   (IN MIL.)    (IN MIL.)
--------                               --------        -----------   --------    ------------   ---------   ------------
COMMERCIAL GROUP
REGIONAL MALLS
Rancho Cucamonga...............  Rancho Cucamonga, CA     2004         470,000       80.00%     $  129.2      $  103.3
Short Pump Town Center(1)......  Richmond, VA             2004         370,000       50.00         159.2          79.6
Emporium(1)....................  San Francisco, CA        2005         610,000      100.00         312.0         312.0
                                                                     ---------                  --------      --------
  Regional Malls Subtotal......                                      1,450,000                  $  600.4      $  494.9
                                                                     ---------                  --------      --------
SPECIALTY RETAIL CENTERS
Atlantic Terminal..............  Brooklyn, NY             2003         385,000       70.00      $   80.1      $   56.1
Brooklyn Commons...............  Brooklyn, NY             2003         151,000       70.00          21.2          14.8
                                                                     ---------                  --------      --------
  Specialty Retail Centers
    Subtotal...................                                        536,000                  $  101.3      $   70.9
                                                                     ---------                  --------      --------
    Retail Subtotal(2).........                                      1,986,000                  $  701.7      $  565.8
                                                                     ---------                  --------      --------
OFFICE BUILDINGS
23 Sidney......................  Cambridge, MA            2003          75,000      100.00      $   24.8      $   24.8
100 Landsdowne.................  Cambridge, MA            2004         204,000      100.00          78.5          78.5
Nine MetroTech South...........  Brooklyn, NY             2004         491,000       70.00         152.4         106.7
Waterside(3)...................  Washington, DC           2004       1,500,000       45.00         282.0         126.9
New York Times.................  Manhattan, NY            2005         770,000       28.00         407.5         114.1
                                                                     ---------                  --------      --------
  Office Buildings Subtotal....                                      3,040,000                  $  945.2      $  451.0
                                                                     ---------                  --------      --------
    Commercial Group Total.....                                      5,026,000                  $1,646.9      $1,016.8
                                                                     =========                  ========      ========
RESIDENTIAL GROUP
APARTMENT COMMUNITIES
Leggs Hill.....................  Salem, MA                2002             156      100.00      $   32.9      $   32.9
Stapleton - Phase One..........  Denver, CO               2002             250       90.00          26.7          24.0
Consolidated...................  Richmond, VA             2003             158      100.00          37.8          37.8
Stapleton Town Center(4).......  Denver, CO               2003              88       90.00          32.2          29.0
Stapleton - Phase Two..........  Denver, CO               2004             200       90.00          21.3          19.2
                                                                     ---------                  --------      --------
  Apartment Communities
    Subtotal...................                                            852                  $  150.9      $  142.9
                                                                     ---------                  --------      --------
SUPPORTED LIVING
Bellefair......................  Ryebrook, NY             2003             166       80.00      $   53.9      $   43.1
Roslyn.........................  New York, NY             2004             250       80.00          86.6          69.3
                                                                     ---------                  --------      --------
  Supported Living Subtotal....                                            416                  $  140.5      $  112.4
                                                                     ---------                  --------      --------
    Residential Group Total....                                          1,268                  $  291.4      $  255.3
                                                                     =========                  ========      ========
      Grand Total..............                                                                 $1,938.3      $1,272.1
                                                                                                ========      ========

---------------
(1) These malls are involved in entitlement disputes. For a further discussion of these disputes, see "Risk Factors -- We are Subject to Real Estate Development and Investment Risks -- Our development projects may exceed budget or be prevented for completion for many reasons."

(2) Represents the total square feet expected to be available for lease by us, i.e., GLA. The figure excludes 1.8 million square feet owned by anchors.

(3) Phased openings.

(4) Includes 170,000 square feet of retail space.

                    FEATURED DEVELOPMENTS IN TARGET MARKETS

     Our experiences in the New York City, Boston and Denver markets are good examples of our ability to draw on our core competencies to carry out our business strategy of utilizing our diverse experience and proven track record of completing larger, complex developments to capitalize on attractive market opportunities.

NEW YORK CITY METROPOLITAN AREA

     In the early 1980's, when considering development in the New York City metropolitan area, we realized that the area's unique characteristics would require a complete understanding of the local entitlement process and first-hand familiarity with the metropolitan real estate market. To obtain understanding and experience with this market, we formed a partnership with Bruce C. Ratner under the name "Forest City Ratner Companies." Bruce, a private real estate developer, was formerly the Commissioner of Consumer Affairs for the City of New York. It was our expectation that with Bruce's experience and our infrastructure and access to capital, the partnership would be able to establish a strong local team and, over time, develop a significant presence and a major real estate portfolio in this large and diverse market.

     Our initial entry was the development of One Pierrepont Plaza in Brooklyn, which, at the time, was the first major office building development in Brooklyn in over 25 years. With Morgan Stanley as our lead tenant, leasing 64% of this 656,000 square foot office building, we established a new standard for back office operating facilities in New York.

     The success of One Pierrepont Plaza led to our being designated as the developer of MetroTech Center, a 6.8 million-square-foot technologically advanced build-to-suit campus in Brooklyn. This project was designed to provide an alternative to companies considering moving their back office operations to less expensive space in New Jersey or Connecticut. One Pierrepont Plaza and MetroTech Center demonstrated our ability to:

     - create durable public/private partnerships;

     - manage the complex entitlement process;

     - execute cost-effective site control;

     - efficiently manage construction cost; and

     - build and operate technologically advanced, complex building systems.

     As of July 31, 2001, we had ownership interests in five operating office buildings at MetroTech Center totaling 2.4 million square feet. Our existing Brooklyn office portfolio, consisting of MetroTech Center and One Pierrepont Plaza, has a cost of $429.2 million at our share and is projected to generate $44.2 million in NOI during fiscal 2001.

     In the early 1990's, we used our diverse expertise to expand our presence in New York City by creating our urban retail development program to meet a well researched and defined market need. We subsequently became one of the largest developers of retail space in the five boroughs of New York City. New York City's dense population and the high levels of disposable income have allowed us to secure significant rents, generate attractive stabilized returns and maintain an active presence as a developer in this market. Since May 1997, we have opened 16 projects in this market (13 of which are retail) representing over 2.0 million square feet at a total cost of $445.5 million. These projects have an initial stabilized return on cost* of 10.5%.

     Our pursuit of retail development opportunities led us to identify and later be selected to develop two retail/hotel mixed-use projects in Manhattan: our 42nd Street retail and Hilton Times Square development, and our Battery Park City retail project and the adjoining Embassy Suites

---------------

* We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office building and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

hotel. To further expand our presence in the New York market, we are pursuing the development of a multi-family rental property in Manhattan, and through Forest City Daly Housing LLC, we are adding supported living facilities in suburban New York. For a further discussion, see "Business -- Residential Group."

     We recently broke ground on Twelve MetroTech Center located at 330 Jay Street in Brooklyn. The building will have 32 stories and total over 1.1 million square feet. The Kings County Family Court will occupy and has the option to purchase the first 25 stories. We will own the top seven floors, totaling 171,000 square feet, which we expect to lease to commercial tenants.

     Reflecting our strong position in the New York metropolitan market, after rigorous review of numerous developers, The New York Times Company selected us to develop its new 1.4 million-square-foot headquarters building in Times Square. This project will include approximately 700,000 square feet owned by The New York Times and 770,000 square feet owned by us, which we expect to lease to office and other commercial tenants. Construction is expected to begin in 2002 and be completed in 2005.

     The following table sets forth information regarding our current New York portfolio.

                                     CURRENT PORTFOLIO                     UNDER CONSTRUCTION
                            -----------------------------------   -------------------------------------
                                                                                              OUR SHARE
                                                                                                 OF
                              NUMBER                  OUR SHARE     NUMBER                    PROJECTED
                                OF                     OF COST        OF                        COST
                            PROPERTIES   TOTAL SIZE   (IN MIL.)   PROPERTIES    TOTAL SIZE    (IN MIL.)
                            ----------   ----------   ---------   ----------    ----------    ---------
COMMERCIAL GROUP
  Retail...................     16       2.4 mm s.f.  $  375.6         3       866,000 s.f.    $ 82.1
  Office Buildings.........      6       3.1 mm s.f.     501.4         1       171,000 s.f.      28.3
  Hotels...................      2       907 rooms       132.6        --       --                  --
RESIDENTIAL GROUP
  Apartment Communities....      3         816 units      42.6         1       329 units         40.8
  Supported Living.........      6       1,000 units      96.2         3       254 units         44.4
                                --                    --------        --                       ------
    Total..................     33                    $1,148.4         8                       $195.6
                                ==                    ========        ==                       ======

                                     DEVELOPMENT PIPELINE
                             ------------------------------------
                                                        OUR SHARE
                                                           OF
                               NUMBER                   PROJECTED
                                 OF                       COST
                             PROPERTIES    TOTAL SIZE   (IN MIL.)
                             ----------    ----------   ---------
COMMERCIAL GROUP
  Retail...................       2       536,000 s.f.   $ 70.9
  Office Buildings.........       2       1.3 mm s.f.     220.8
  Hotels...................      --       --                 --
RESIDENTIAL GROUP
  Apartment Communities....      --       --                 --
  Supported Living.........       2       416 units       112.4
                                 --                      ------
    Total..................       6                      $404.1
                                 ==                      ======

BOSTON

     We commenced our real estate activity in the Boston metropolitan market in the mid 1980's when we were awarded the rights to redevelop a 27-acre site in Cambridge that was controlled by the Massachusetts Institute of Technology, or MIT. Our decision to build and maintain a strong presence in the Boston metropolitan market is based on a continuing belief in the long-term stability and growth of the medical research, technology, educational and financial services sectors that drive this region's economy.

     University Park at MIT, as it is known today, is the culmination of nearly two decades of effort by us, in conjunction with MIT, to transform the former Simplex Wire and Cable site into a mixed-use corporate and residential environment that would be appropriate for and complement the lively Cambridge community. After conducting a national search of qualified development partners, MIT selected us to be the project developer based, among other things, on our experience in planning and developing mixed-use, urban real estate and our proven ability to negotiate the often contentious entitlement process.

     We structured the multi-phased development program at University Park to allow us to adjust our program in response to evolving economic conditions in the marketplace. We negotiated a lease structure that assured us access to the land as we needed it and also minimized the carrying cost of the land prior to the commencement of construction. In addition, we created a unique zoning classification in Cambridge, which provided us with significant flexibility with respect to the size and location of individual buildings.

     The following table sets forth information regarding our current Boston portfolio.

                                      CURRENT PORTFOLIO                      UNDER CONSTRUCTION
                             ------------------------------------   -------------------------------------
                                                                                                OUR SHARE
                                                                                                   OF
                               NUMBER                   OUR SHARE     NUMBER                    PROJECTED
                                 OF                      OF COST        OF                        COST
                             PROPERTIES    TOTAL SIZE   (IN MIL.)   PROPERTIES    TOTAL SIZE    (IN MIL.)
                             ----------    ----------   ---------   ----------    ----------    ---------
COMMERCIAL GROUP
  Office Buildings..........      5       793,000 s.f.   $146.8          4       682,000 s.f.    $233.4
  Hotels....................      1       210 rooms        18.0         --       --                  --
RESIDENTIAL GROUP
  Apartment Communities.....      1       142 units        22.2          1       135 units         40.2
                                 --                      ------         --                       ------
    Total...................      7                      $187.0          5                       $273.6
                                 ==                      ======         ==                       ======

                                      DEVELOPMENT PIPELINE
                              ------------------------------------
                                                         OUR SHARE
                                                            OF
                                NUMBER                   PROJECTED
                                  OF                       COST
                              PROPERTIES    TOTAL SIZE   (IN MIL.)
                              ----------    ----------   ---------
COMMERCIAL GROUP
  Office Buildings..........       2       279,000 s.f.   $103.3
  Hotels....................      --       --                 --
RESIDENTIAL GROUP
  Apartment Communities.....       1       156 units        32.9
                                  --                      ------
    Total...................       3                      $136.2
                                  ==                      ======

     Upon completion, University Park at MIT is expected to include 1.8 million square feet of biotechnology research/office space, 277 residential units and a 210-room hotel. The current return on cost* of the completed and stabilized component of this project is 12.6% and the initial stabilized return on cost** of our projects under construction is projected to be 11.9%.

DENVER

     The Stapleton project, a redevelopment of Denver's former airport, is perhaps the best example of the value we can bring to a large scale mixed-use development. Beginning in the late 1980's and coincident with the decision to close Stapleton International Airport, the City of Denver formed the non-profit Stapleton Development Corporation for the purpose of transforming the airport land into one of Denver's most desirable neighborhoods. The resulting redevelopment plan for this property follows the principles of "new urbanism," which allows for most homes, offices, shops and schools to be within walking distance. Rather than typical suburban subdivisions, this project is modeled after the diverse, pedestrian-friendly neighborhoods of the past. Of the project's 4,100 acres, approximately 1,100 acres are designated for parks and open space. We will develop the remaining 3,000 acres with residential communities, offices and shops.

     On February 15, 2000, we entered into an agreement with the Stapleton Development Corporation under which we have the exclusive right to purchase substantially all of the premises of the former airport, at an average fixed price of approximately $45,000 per acre subject only to Consumer Price Index adjustments. Under this agreement, all of the major infrastructure improvements will be financed by public bonds and repaid by property and sales taxes. This agreement requires that we purchase 1,000 acres every five years, but gives us discretion over which parcels to purchase and the timing of the purchases, allowing us to control the pace of development. Prior to our purchase of any given parcel, all required environmental remediation will be completed and paid for by others.

     The specific components of the redevelopment plan approved by the City of Denver and the Denver Urban Renewal Authority for the 6.4 square mile property include:

     - 12,000 housing units, including 8,000 single-family homes and 4,000 apartment units;

     - 2.5 million square feet of retail shopping facilities anchored by department stores, national superstores, regional retailers and discount stores;

     - 500,000 square feet of neighborhood shopping facilities located throughout the development;

---------------

 * Current return on cost is the projected fiscal 2001 NOI divided by the total project cost for such completed and stabilized project.

** We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office building and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

     - 10.0 million square feet of office space, including space for research and development and industrial facilities; and

     - approximately 1,100 acres of park and common area.

     Initial development began with our acquisition of 270 acres in April and May 2001, and we expect to acquire an additional six acres in the third quarter of 2001. Site grading and infrastructure construction is currently in progress. These 276 acres include approximately:

     - 77 acres for the 740,000 square foot Quebec Square, a regional retail center that is now under construction and scheduled to open in the summer of 2002. Earlier this year, we executed agreements with Wal-Mart, Sam's Club and The Home Depot, who will be the anchor tenants at Quebec Square. We currently expect to sell Quebec Square;

     - 172 acres for 800 homes, 250 apartment units and 100 senior affordable units that will be built in "walkable neighborhoods;"

     - 15 acres for a 170,000 square-foot neighborhood town center anchored by a 60,000 square-foot grocery store with 88 apartment units located above the street-level retail space, adjacent to a 2.5-acre town park; and

     - 12 acres for the development of two office buildings, each consisting of 170,000 square feet.

                             DEVELOPMENT DISCIPLINE

     In an effort to minimize development risk, we employ disciplined policies to guide our development activities. We do not commit significant capital to any new development until we have obtained:

     - control of the land, generally through purchase options; and

     - anchor commitments for retail and office developments.

Furthermore, we will not commence construction or commit our construction completion guaranty until we obtain:

     - guaranteed fixed-price contracts with outside general contractors or fully-bonded subcontractors when using our in-house construction capacity;

     - the necessary governmental entitlements;

     - in the case of a retail or office development, pre-leasing commitments of generally 50% or more; and

     - nonrecourse construction financing.

In addition, we generally use financial hedges to protect against fluctuations in interest rates. As evidence of the effectiveness of these policies, we have limited our development project write-offs to an average of $8.0 million over the past five years, during which time we developed over $1.0 billion of properties at our share.

                                  PERFORMANCE

     During fiscal 2000, our EBDT and shareholders' equity reached record levels. EBDT for fiscal 2000 was $147.8 million, 11.4% above EBDT for fiscal 1999, and our shareholders' equity increased to $456.6 million at the end of fiscal 2000, 18.1% higher than at the end of fiscal 1999 and more than double our shareholders' equity of $192.0 million at the end of fiscal 1996.

     Since our EBDT does not include the effect of straight-line rent adjustments, we expect the cash flow of our retail and office portfolios to benefit from $31.5 million of contractual rent increases included in our existing leases over the next five years.

     We have operated our business with a consistent corporate strategy through numerous real estate cycles. Our management experience, stable and diverse portfolio of operating properties, capital structure and ability to access and execute new development opportunities have all led to consistently strong results over the past 20 years as illustrated below:

                                      EBDT
                                 (in millions)

[BAR GRAPH]

                                                                            EBDT PER SHARE
                                                                            --------------
1980                                                                             11.10
1981                                                                             12.50
1982                                                                             17.10
1983                                                                             20.90
1984                                                                             22.80
1985                                                                             26.10
1986                                                                             31.70
1987                                                                             35.60
1988                                                                             39.90
1989                                                                             44.10
1990                                                                             46.40
1991                                                                             51.20
1992                                                                             77.10
1993                                                                             81.00
1994                                                                             81.30
1995                                                                             82.00
1996                                                                             90.40
1997                                                                            106.90
1998                                                                            117.90
1999                                                                            132.60
2000                                                                            147.80




                             EXPERIENCED MANAGEMENT

     As a fully-integrated real estate company, we have substantial in-house expertise in property development and acquisition, construction, asset management, leasing and financing. Our management strength reflects over 50 years in the real estate business. Our core management team includes 40 senior managers with an average of 24 years of real estate experience and an average tenure with us of 17 years. Each of these individuals participates in an incentive compensation program that is based on the annual and long-term increase in the value of our real estate portfolio.

     We have some of the most experienced real estate development and asset management teams in the country. The members of the senior management team for the Commercial Group have an average of 20 years of real estate experience and have been with us for an average of 12 years. The members of the senior management team for the Residential Group have an average of 25 years of real estate experience and have been with us for an average of 17 years. In total, we have more than 4,200 employees throughout the country and operate regional offices in New York, Los Angeles, Boston, Washington, D.C. and Denver. We believe that the depth and experience of our management team has enabled us to operate and grow through various real estate cycles and will continue to enhance our prospects for growth.

                 STRATEGY FOR GROWTH AND COMPETITIVE ADVANTAGES

     Our business strategy is to maximize the spread between the return on our total capital employed (including debt and equity) and the cost of such capital and to build long term asset value in order to provide our shareholders with the greatest possible total return.

     We pursue this strategy by:

     - Maintaining fully integrated development and operational expertise across a number of property types, which allows us to take full advantage of real estate investment opportunities in attractive markets.

     - Pursuing development and acquisition opportunities where our core competencies enable us to access unique projects with significant barriers to entry.

     - Focusing on and allocating the majority of our new investment capital to larger, primarily urban growth markets.

     - Actively managing our portfolio to strategically position each asset and to achieve operating efficiencies. This includes disposing of higher quality assets, where exceptional value can be realized, or smaller or lower quality assets.

     - Utilizing internally generated cash and property-level financing to recycle capital to fund new development and acquisitions. We use leverage to decrease the cost of capital and increase our return on equity. We use mortgage debt, all of which is nonrecourse, to isolate and minimize financial risk.

         INTEGRATED, DIVERSIFIED APPROACH TO EXPLOITING GROWTH MARKETS

     We believe that one of our core strengths and competitive advantages is our ability to enter an attractive market with a specific investment opportunity and then to expand our presence with additional property types, as market factors dictate, in order to take full advantage of the opportunity presented by that market. Our success with this strategy is evidenced by our experience in the New York City metropolitan area, where we initially entered the market with office development, expanded our presence with our urban retail program, later added mixed-use hotel/retail projects, and most recently began developing multi-family rental properties and supported living facilities. We have also employed this strategy in Boston, Las Vegas, Denver, Richmond, Pittsburgh and various cities in California. For a more detailed discussion of this type of development activity, see "The Company -- Featured Developments in Target Markets -- New York City Metropolitan Area" and "-- Boston."

     We also believe that being active in multiple markets with a variety of product types gives us access to a significantly larger volume of opportunities, which in turn enables us to change our focus from one market to another or from one product type to another in response to changes in market conditions and management's analysis of the markets and product types that offer the most attractive risk-adjusted returns.

                  UNIQUE DEVELOPMENT/ACQUISITION OPPORTUNITIES

     Our experience and successful track record of developing multiple products provides us with a distinct advantage when we compete for large, mixed-use development opportunities. Few real estate companies can demonstrate a track record of expertise like ours in the development of retail centers, office buildings, multi-family rental residential communities and land. This experience has enabled us to develop the following core competencies:

     - expertise in delivering large, complex developments on-time and on-budget;

     - proven ability to work in partnership with other market participants, including major tenants, city/governmental authorities, land owners, other investors and financial institutions;

     - ability to manage the entitlement process and procure approvals for complex developments in urban locations;

     - ability to structure development opportunities in multiple phases to control up-front capital costs; and

     - ability to manage the public financing process associated with many urban developments.

     We believe that our broad range of expertise and track record were among the most significant factors considered by the Stapleton Development Corporation in selecting us as the master developer of the former Stapleton Airport in Denver, Colorado, a large-scale project that we believe represents a substantial opportunity to create value. For a further discussion of the Stapleton project, see "The Company -- Featured Developments in Target Markets -- Denver."

                                 TARGET MARKETS

     We continually engage in detailed market analysis to identify and increase our focus on markets that offer opportunities to achieve the most attractive returns.

     As the U.S. real estate market matures, real estate development in "greenfield" areas is taking longer and becoming more difficult. We believe we can use this challenge to our advantage by concentrating on urban areas in larger markets with relatively high barriers to entry where we can work with public sector organizations and authorities to meet specific development needs. We focus on larger markets that are characterized by a highly-educated population, have above-average per capita income and/or are experiencing above-average growth in per capita income.

     Employing this strategy, from January 31, 1997 to July 31, 2001, we increased our concentration of property (based on cost) in New York City, California, Boston, Washington, D.C. and Denver from 39.4% to 50.3%. Seventy percent of our projects under construction and 91% of the projects in our development pipeline are in these target markets. Assuming completion of these projects, our concentration in these markets will increase to 59.5%. As of July 31, 2001, we had 64 operating properties, 15 projects under construction and 15 projects in our development pipeline in these markets. These 30 projects either under construction or in our development pipeline consist of 10 office buildings, 12 residential apartment communities, seven new retail centers and an expansion of a regional mall.

     The following table sets forth our share of the cost of property in these target markets:

                                           CURRENT PORTFOLIO AS OF 7/31/01
                                   -----------------------------------------------
                                                            PERCENT
                                     NUMBER     OUR SHARE   OF TOTAL
                                       OF        OF COST    COST(%)
TYPE OF PROPERTY                   PROPERTIES   (IN MIL.)     (1)      TOTAL SIZE
----------------                   ----------   ---------   --------   ----------
NEW YORK
COMMERCIAL GROUP
 Retail..........................      16       $  375.6       8.4%    2.4 mm s.f.
 Office Buildings................       6          501.4      11.2     3.1 mm s.f.
 Hotels..........................       2          132.6       3.0     907 rooms
RESIDENTIAL GROUP
 Apartment Communities...........       3           42.6       1.0     816 units
 Supported Living................       6           96.2       2.1     1,000 units
                                      ---       --------     -----
    Total New York...............      33       $1,148.4      25.7%
                                      ---       --------     -----
CALIFORNIA
COMMERCIAL GROUP
 Retail..........................       5       $  172.3       3.9%    3.4 mm s.f.
 Office Buildings................       2           91.3       2.0     571,000 s.f.
RESIDENTIAL GROUP
 Apartment Communities...........       6          265.0       5.9     2,506 units
                                      ---       --------     -----
    Total California.............      13       $  528.6      11.8%
                                      ---       --------     -----
BOSTON
COMMERCIAL GROUP
 Office Buildings................       5       $  146.8       3.3%    793,000 s.f.
 Hotels..........................       1           18.0       0.4     210 rooms
RESIDENTIAL GROUP
 Apartment Communities...........       1           22.2       0.5     142 units
                                      ---       --------     -----
    Total Boston.................       7       $  187.0       4.2%
                                      ---       --------     -----
WASHINGTON DC
COMMERCIAL GROUP
 Retail..........................       1       $   82.0       1.8%    578,000 s.f.
 Office Buildings................                     --        --     --
RESIDENTIAL GROUP
 Apartment Communities...........       7          247.8       5.6     3,740 units
 Supported Living................       1           28.0       0.6     339 units
                                      ---       --------     -----
   Total Washington DC...........       9       $  357.8       8.0%
                                      ---       --------     -----
DENVER
RESIDENTIAL GROUP
 Apartment Communities...........       2       $   28.3       0.6%    515 units
                                      ---       --------     -----
   Total Denver..................       2       $   28.3       0.6%
                                      ---       --------     -----
 Total-Target Markets............      64       $2,250.1      50.3%
Total-Other Markets..............      82        2,225.9      49.7
                                      ---       --------     -----
    Grand Total..................     146       $4,476.0     100.0%
                                      ===       ========     =====

                                           UNDER CONSTRUCTION AS OF 7/31/01
                                   -------------------------------------------------
                                                OUR SHARE
                                                   OF        PERCENT
                                     NUMBER     PROJECTED   OF TOTAL
                                       OF         COST      PROJECTED
TYPE OF PROPERTY                   PROPERTIES   (IN MIL.)    COST(%)     TOTAL SIZE
----------------                   ----------   ---------   ---------    ----------
NEW YORK
COMMERCIAL GROUP
 Retail..........................       3        $ 82.1       10.9%     866,000 s.f.
 Office Buildings................       1          28.3        3.8      171,000 s.f.
 Hotels..........................      --            --         --      --
RESIDENTIAL GROUP
 Apartment Communities...........       1          40.8        5.4      329 units
 Supported Living................       3          44.4        5.9      254 units
                                       --        ------       ----
    Total New York...............       8        $195.6       26.0%
                                       --        ------       ----
CALIFORNIA
COMMERCIAL GROUP
 Retail..........................       1(4)     $ 15.0        2.0%     249,000 s.f.
 Office Buildings................      --            --         --      --
RESIDENTIAL GROUP
 Apartment Communities...........       1          38.6        5.1      230 units
                                       --        ------       ----
    Total California.............       2        $ 53.6        7.1%
                                       --        ------       ----
BOSTON
COMMERCIAL GROUP
 Office Buildings................       4        $233.4       31.1%     682,000 s.f.
 Hotels..........................      --            --         --      --
RESIDENTIAL GROUP
 Apartment Communities...........       1          40.2        5.4      135 units
                                       --        ------       ----
    Total Boston.................       5        $273.6       36.5%
                                       --        ------       ----
WASHINGTON DC
COMMERCIAL GROUP
 Retail..........................      --        $   --         --      --
 Office Buildings................      --            --         --      --
RESIDENTIAL GROUP
 Apartment Communities...........      --            --         --      --
 Supported Living................      --            --         --      --
                                       --        ------       ----
   Total Washington DC...........       0        $   --         --
                                       --        ------       ----
DENVER
RESIDENTIAL GROUP
 Apartment Communities...........      --        $   --         --      --
                                       --        ------       ----
   Total Denver..................      --        $   --         --
                                       --        ------       ----
 Total-Target Markets............      15        $522.8       69.6%
Total-Other Markets..............       7(4)      228.1       30.4
                                       --        ------       ----
    Grand Total..................      22        $750.9        100%
                                       ==        ======       ====

                                          DEVELOPMENT PIPELINE AS OF 7/31/01
                                   -------------------------------------------------
                                                OUR SHARE
                                                   OF        PERCENT
                                     NUMBER     PROJECTED   OF TOTAL
                                       OF         COST      PROJECTED
TYPE OF PROPERTY                   PROPERTIES   (IN MIL.)    COST(%)     TOTAL SIZE
----------------                   ----------   ---------   ---------    ----------
NEW YORK
COMMERCIAL GROUP
 Retail..........................       2       $   70.9       5.6%     536,000 s.f.
 Office Buildings................       2          220.8      17.4      1.3 mm s.f.
 Hotels..........................      --             --        --      --
RESIDENTIAL GROUP
 Apartment Communities...........      --             --        --      --
 Supported Living................       2          112.4       8.9      416 units
                                       --       --------      ----
    Total New York...............       6       $  404.1      31.9%
                                       --       --------      ----
CALIFORNIA
COMMERCIAL GROUP
 Retail..........................       2       $  415.3      32.8%     2.1 mm s.f.
 Office Buildings................      --             --        --      --
RESIDENTIAL GROUP
 Apartment Communities...........      --             --        --      --
                                       --       --------      ----
    Total California.............       2       $  415.3      32.8%
                                       --       --------      ----
BOSTON
COMMERCIAL GROUP
 Office Buildings................       2       $  103.3       8.1%     279,000 s.f.
 Hotels..........................      --             --        --      --
RESIDENTIAL GROUP
 Apartment Communities...........       1           32.9       2.6      156 units
                                       --       --------      ----
    Total Boston.................       3       $  136.2      10.7%
                                       --       --------      ----
WASHINGTON DC
COMMERCIAL GROUP
 Retail..........................      --             --        --      --
 Office Buildings................       1       $  126.9      10.0%     1.5 mm s.f.
RESIDENTIAL GROUP
 Apartment Communities...........      --             --        --      --
 Supported Living................      --             --        --      --
                                       --       --------      ----
   Total Washington DC...........       1       $  126.9      10.0%
                                       --       --------      ----
DENVER
RESIDENTIAL GROUP
 Apartment Communities...........       3       $   72.2       5.7%     538 units
                                       --       --------      ----
   Total Denver..................       3       $   72.2       5.7%
                                       --       --------      ----
 Total-Target Markets............      15       $1,154.7      91.1%
Total-Other Markets..............       2          112.7       8.9
                                       --       --------      ----
    Grand Total..................      17       $1,267.4       100%
                                       ==       ========      ====

                                                  UPON COMPLETION OF PROJECTS UNDER CONSTRUCTION
                          ----------------------------------------------------------------------------------------------
                                             OUR
                                          SHARE OF        PERCENT                                   RESIDENTIAL UNITS
                            NUMBER        PROJECTED      OF TOTAL      RETAIL        OFFICE      -----------------------
                              OF            COST         PROJECTED   SQUARE FEET   SQUARE FEET    APARTMENT    SUPPORTED
                          PROPERTIES    (IN MILLIONS)     COST(2)      (000'S)       (000'S)     COMMUNITIES    LIVING
                          ----------   ---------------   ---------   -----------   -----------   -----------   ---------
New York................      41          $1,250.7          25.6%       3,266         3,271         1,145        1,254
California..............      14             547.9          11.3        3,649           571         2,736           --
Boston..................      12             355.4           7.3           --         1,475           277           --
Washington D.C..........       9             357.8           7.3          578            --         3,740          339
Denver..................       2              28.3           0.6           --            --           515           --
                             ---          --------         -----        -----         -----         -----        -----
  Total-Target
     Markets............      78          $2,540.1          52.1%       7,493         5,317         8,413        1,593
                                                                        =====         =====         =====        =====
Total-Other Markets.....      88           2,337.5          47.9
                             ---          --------         -----
       Grand Total......     166          $4,877.6         100.0%
                             ===          ========         =====

                                         GRAND TOTAL UPON COMPLETION OF PROJECTS IN DEVELOPMENT PIPELINE
                          ----------------------------------------------------------------------------------------------
                                             OUR
                                          SHARE OF        PERCENT                                   RESIDENTIAL UNITS
                            NUMBER        PROJECTED      OF TOTAL      RETAIL        OFFICE      -----------------------
                              OF            COST         PROJECTED   SQUARE FEET   SQUARE FEET    APARTMENT    SUPPORTED
                          PROPERTIES    (IN MILLIONS)     COST(3)      (000'S)       (000'S)     COMMUNITIES    LIVING
                          ----------   ---------------   ---------   -----------   -----------   -----------   ---------
New York................      47          $1,623.1          26.9%       3,802         4,571         1,145        1,670
California..............      16             915.2          15.2        5,749           571         2,736           --
Boston..................      15             485.6           8.1           --         1,754           433           --
Washington D.C..........      10             484.2           8.0          578         1,500         3,740          339
Denver..................       5              76.6           1.3          170            --         1,053           --
                             ---          --------         -----       ------         -----         -----        -----
  Total-Target
     Markets............      93          $3,584.7          59.5%      10,299         8,396         9,107        2,009
                                                                       ======         =====         =====        =====
Total-Other Markets.....      91           2,444.2          40.5
                             ---          --------         -----
       Grand Total......     184          $6,028.9         100.0%
                             ===          ========         =====

---------------
(1) Based on cumulative total assets as a percentage of total cost of completed rental properties and projects under development at July 31, 2001 including the total cost of completed rental properties and projects under development for syndicated properties accounted for under the equity method of accounting at our economic share of those investments.

(2) Based on cumulative total assets as a percentage of total cost computed in footnote (1) above plus the estimated cost to complete all projects under construction listed in this prospectus supplement.

(3) Based on cumulative total assets as a percentage of total cost computed in footnote (2) above plus the estimated cost to complete all projects in our development pipeline listed in this prospectus supplement.

(4) Includes one expansion of an existing regional mall.

                          ACTIVE PORTFOLIO MANAGEMENT

     Our operating assets generate a stable source of NOI that we utilize to maintain our existing portfolio and fund new real estate investment. We actively manage these assets to increase our NOI over time by seeking to maintain high occupancy rates, raise rental rates on expiring leases and maintain tight cost controls. The results of our efforts during the past two and a half years are reflected in the following table.

                                     OCCUPANCY (%) AS OF          COMPARABLE ANNUAL NOI INCREASE(%)
                                 ---------------------------     ------------------------------------
                                 7/31/01   1/31/01   1/31/00     7/31/01(1)   1/31/01(2)   1/31/00(2)
                                 -------   -------   -------     ----------   ----------   ----------
Retail.........................    92%       92%       92%          2.6%         2.2%         6.7%
Office.........................    97        97        97           6.3          4.1          2.3
Residential....................    95        95        95           5.5          3.6          5.0

---------------

(1) Reflects the six months ended July 31, 2001, compared to the same period in 2000.

(2) Comparable amounts include properties in operation throughout both years.

     We continually reinvest in our properties, where appropriate, to maintain or increase their value. We have invested approximately $18.4 million, $15.0 million and $14.4 million at our share in recurring capital expenditures for fiscal 2000, fiscal 1999 and fiscal 1998, respectively. We also expand or renovate properties when we believe such an investment will achieve an attractive return or is appropriate to maintain the property's value and market position. Over the last four years, we have invested $77.4 million in such renovations or expansions of our retail properties, and we currently have commitments to spend $24.2 million on major expansions of two of our retail properties at our share.

     We continually analyze our portfolio to determine when to dispose of properties so that we can better employ our capital elsewhere. Measurements of quality, growth, capital investment, cash flow, future value and market prices are analyzed to evaluate the sell/hold decision. This review process favors retaining larger, higher quality assets within core growth markets. By actively marketing and disposing of selected assets that do not fit our criteria, we endeavor to improve the quality of our portfolio over time and provide a better opportunity to grow NOI and value at a more accelerated pace. This review process also allows us to identify our best assets, and while we generally intend to maintain our ownership of these assets, we monitor the market conditions to opportunistically sell assets where we can realize a price that reflects full/exceptional value.

     In the past four years, we have sold 16 assets with an aggregate undepreciated cost of $311.0 million for aggregate sales proceeds of $401.8 million. Four of these properties were opportunistic sales of higher quality assets. Six of these assets were strategic dispositions of smaller assets in low growth markets. These ten assets were sold at an average capitalization rate* of 7.6% and generated $134.8 million of cash proceeds for reinvestment. The remaining six assets, four of which were identified as problem properties at the time of our last public equity offering, were sold to the lenders in satisfaction of their mortgages.

                                CAPITAL STRATEGY

     We believe that our corporate structure and capital strategy are important factors in our efforts to maximize returns on our equity capital. We operate as a C corporation and retain substantially all of our internally generated cash flow. We use this cash flow, together with refinancing proceeds, to fund new development and acquisitions that generate returns to our shareholders. Any such returns are also tax-efficient because they are primarily delivered as capital gains rather than ordinary income.

---------------

* We define capitalization rate as the NOI of the property for the fiscal year preceding the year of sale divided by the sales price.

     Our financing strategy utilizes primarily nonrecourse mortgage debt in a project-focused capital structure by which we seek to:

     - continually recycle the equity build-up in our portfolio through refinancings to reduce cash investments in completed projects and improve equity returns;

     - isolate and minimize risk through the use of nonrecourse, noncross-collateralized mortgages; and

     - utilize tax-advantaged financings (syndications, subsidized funding, tax credits and tax-exempt financing) to reduce the overall cost of debt.

     In a typical development financing, we use nonrecourse mortgage indebtedness for 60-85% of the cost of a new project at the time of construction, and fund the remaining capital with equity. The financing is generally a variable-rate construction loan with a two- to five-year maturity. Upon completion and stabilization of each project, we refinance the initial construction loan and obtain a permanent, nonrecourse mortgage. Along with internally generated capital, this refinancing strategy allows us to apply the surplus financing proceeds to new investment opportunities without the continual need to access outside sources of equity capital in the public or private capital markets. The chart below illustrates this capital recycling:

[FLOW CHART]

                         Invest Equity in New Projects

              Finance 60-85% of Project Cost with Nonrecourse Debt

                            Project Opens/Stabilizes

 Refinance Construction Loan with Permanent Loan for 75% of Value (up to 95% of
                                     Cost)

                        Reinvest Equity in New Projects

     We actively manage our portfolio of mortgage debt in a continual effort to maximize financing proceeds while minimizing our interest rate. In the last four years, we have generated $287.9 million in net proceeds through nonrecourse mortgage financings. At July 31, 2001, the weighted average interest rate on our $3.2 billion of mortgage debt was 6.73%. At July 31, 2001, we had approximately $379.0 million of tax-exempt financing outstanding (at our economic interest), with a weighted average interest rate of 3.96%, including the costs of credit enhancement. In addition, we had UDAG loans and other government-subsidized financing of $85.4 million outstanding at July 31, 2001, with a weighted average interest rate of 2.26%. The use of these types of financings lowered the weighted average interest rate on our mortgage debt by approximately 53 basis points at July 31, 2001.

     Because we develop large scale projects in major metropolitan markets, we have made significant use of tax-exempt financing and other similar types of financings through public entities. Tax increment financing typically provides funding for certain infrastructure and public use improvements without encumbering the property with mortgage financing. The costs are paid with public funds and are repaid out of the incremental property, franchise, sales and other taxes generated from a new development over the base taxes paid on the undeveloped property.

     We also use syndication as a financing technique for our residential projects. Syndication allows us to substantially reduce our invested capital through the sale of tax credits and tax losses from a project while retaining a significant economic interest in the property's cash flow and residual value. Our syndicated properties are generally financed using tax-exempt bonds.

     Recently, we have also obtained project-based capital through equity joint ventures with financial partners. We intend to utilize financial partners where we can receive distributions of operating and residual cash flow, after the other partners have received a return of their invested capital, at a percentage significantly greater than our share of invested capital, thereby reducing our exposure to the risk of larger developments.

     Additionally, as discussed in " -- Active Portfolio Management," we also generate capital through the disposition of certain assets to reinvest in new opportunities. In the last four years, we have generated approximately $135.9 million in cash for reinvestment through such dispositions.

                              OPERATING PORTFOLIO

     We have a portfolio diversified both geographically and among property types. The following table sets forth, by type of property and market, a summary of our operating portfolio of commercial and residential projects as of July 31, 2001.

                                                        OUR                            TOTAL        GROSS
                                          OPENED/    OWNERSHIP                         SQUARE     LEASABLE
PROPERTY                                 ACQUIRED       (%)          LOCATION           FEET       AREA(3)
--------                                 --------    ---------       --------          ------     --------
COMMERCIAL GROUP
REGIONAL MALLS
  CALIFORNIA MARKET
    Antelope Valley Mall...............    1990        78.00%    Palmdale, CA         1,001,000     304,000
    Galleria at South Bay..............    1985        50.00     Redondo Beach, CA      955,000     387,000
    Promenade in Temecula..............    1999        75.00     Temecula, CA           795,000     394,000
                                                                                     ----------   ---------
      California Market Subtotal.......                                               2,751,000   1,085,000
  CLEVELAND METROPOLITAN MARKET
    Avenue at Tower City Center........    1990       100.00     Cleveland, OH          790,000     282,000
    Chapel Hill Mall...................    1966        50.00     Akron, OH              865,000     306,000
                                                                                     ----------   ---------
      Cleveland Metropolitan Market
         Subtotal......................                                               1,655,000     588,000
  OTHER MARKETS
    Tucson Mall(1).....................    1982        67.50     Tucson, AZ           1,304,000     446,000
    Manhattan Town Center Mall.........    1987        49.98     Manhattan, KS          392,000     197,000
    Courtland Center...................    1968       100.00     Flint, MI              458,000     290,000
    Galleria at Sunset.................    1996        60.00     Henderson, NV          891,000     294,000
    Boulevard Mall.....................    1962        50.00     Amherst, NY            904,000     331,000
    Ballston Common Mall...............    1986       100.00     Arlington, VA          578,000     310,000
    Charleston Town Center Mall........    1983        50.00     Charleston, WV         897,000     361,000
                                                                                     ----------   ---------
      Other Markets Subtotal...........                                               5,424,000   2,229,000
                                                                                     ----------   ---------
         Regional Malls Subtotal..................................................    9,830,000   3,902,000
                                                                                     ----------   ---------
SPECIALTY RETAIL CENTERS
  CALIFORNIA MARKET
    Marketplace at Riverpark...........    1996        50.00     Fresno, CA             466,000     466,000
    South Bay Southern Center..........    1978       100.00     Redondo Beach, CA      160,000     160,000
                                                                                     ----------   ---------
      California Market Subtotal.......                                                 626,000     626,000
  CLEVELAND METROPOLITAN MARKET
    Chapel Hill Suburban...............    1969        50.00     Akron, OH              112,000     112,000
    Golden Gate........................    1958        50.00     Mayfield Hts., OH      362,000     362,000
    Midtown Plaza......................    1961        50.00     Parma, OH              258,000     258,000
                                                                                     ----------   ---------
      Cleveland Metropolitan Market
         Subtotal......................                                                 732,000     732,000
  NEW YORK METROPOLITAN MARKET
    Columbia Park Center...............    1999        52.50     North Bergen, NJ       347,000     347,000
    42nd Street........................    1999        70.00     Manhattan, NY          305,000     305,000
    Atlantic Center....................    1996        75.00     Brooklyn, NY           394,000     394,000
    Atlantic Center Site V.............    1998        70.00     Brooklyn, NY            47,000      47,000
    Battery Park City..................    2000        70.00     Manhattan, NY          167,000     167,000
    Bay Street.........................    1999        70.00     Staten Island, NY       16,000      16,000
    Bruckner Boulevard.................    1996        70.00     Bronx, NY              113,000     113,000
    Court Street.......................    2000        70.00     Brooklyn, NY           103,000     103,000
    Eastchester........................    2000        70.00     Bronx, NY               63,000      63,000
    Flatbush Avenue....................    1995        80.00     Brooklyn, NY           142,000     142,000
    Forest Avenue......................    2000        70.00     Staten Island, NY       68,000      68,000
    Grand Avenue.......................    1997        70.00     Queens, NY             100,000     100,000

                                                        OUR                            TOTAL        GROSS
                                          OPENED/    OWNERSHIP                         SQUARE     LEASABLE
PROPERTY                                 ACQUIRED       (%)          LOCATION           FEET       AREA(3)
--------                                 --------    ---------       --------          ------     --------
    Gun Hill Road......................    1997        70.00%    Bronx, NY              147,000     147,000
    Kaufman Studios....................    1999        70.00     Queens, NY              84,000      84,000
    Northern Boulevard.................    1997        70.00     Queens, NY             218,000     218,000
    Richmond Avenue....................    1998        70.00     Staten Island, NY       76,000      76,000
                                                                                     ----------   ---------
      New York Metropolitan Market
         Subtotal......................                                               2,390,000   2,390,000
  PITTSBURGH MARKET
    Plaza at Robinson Town Center......    1989        50.00     Pittsburgh, PA         489,000     489,000
    Station Square.....................    1994(4)    100.00     Pittsburgh, PA         223,000     223,000
                                                                                     ----------   ---------
      Pittsburgh Market Subtotal.......                                                 712,000     712,000
  OTHER MARKETS
    Showcase...........................    1996        20.00     Las Vegas, NV          186,000     186,000
    Hunting Park.......................    1996        70.00     Philadelphia, PA       134,000     134,000
                                                                                     ----------   ---------
      Other Markets Subtotal...........                                                 320,000     320,000
                                                                                     ----------   ---------
         Specialty Retail Centers Subtotal........................................    4,780,000   4,780,000
                                                                                     ----------   ---------
           Total Retail...........................................................   14,610,000   8,682,000
                                                                                     ==========   =========

                                                                                           LEASABLE
                                                        OUR                              SQUARE FEET/
                                          OPENED/    OWNERSHIP                              ROOMS/
PROPERTY                                 ACQUIRED       (%)            LOCATION           # OF UNITS
--------                                 --------    ---------         --------          ------------
OFFICE, MIXED USE
  BOSTON, MA MARKET
    Clark Building.....................    1989        50.00%    Cambridge, MA              122,000
    Jackson Building...................    1987       100.00     Cambridge, MA               99,000
    Richards Building..................    1990       100.00     Cambridge, MA              126,000
    45/75 Sidney Street................    1999       100.00     Cambridge, MA              277,000
    350 Massachusetts Avenue...........    1998        50.00     Cambridge, MA              169,000
                                                                                          ---------
      Boston, MA Market Subtotal.......                                                     793,000
  CLEVELAND METROPOLITAN MARKET
    Chagrin Plaza I & II...............    1969        66.67     Beachwood, OH              114,000
    Chase Financial Tower..............    1991        95.00     Cleveland, OH              119,000
    Emery-Richmond.....................    1991        50.00     Warrensville Hts., OH        5,000
    Enterprise Place...................    1998(4)     50.00     Beachwood, OH              125,000
    Halle Building.....................    1986        75.00     Cleveland, OH              382,000
    M.K. Ferguson Plaza................    1990         1.00     Cleveland, OH              482,000
    One International Place............    2000        50.00     Cleveland, OH               87,000
    Signature Square I.................    1986        50.00     Beachwood, OH               79,000
    Signature Square II................    1989        50.00     Beachwood, OH               82,000
    Skylight Office Tower..............    1991        92.50     Cleveland, OH              320,000
    Terminal Tower.....................    1983       100.00     Cleveland, OH              582,000
                                                                                          ---------
      Cleveland Metropolitan Market
         Subtotal......................                                                   2,377,000
  NEW YORK METROPOLITAN MARKET
    Eleven MetroTech Center............    1995        65.00     Brooklyn, NY               216,000
    Nine MetroTech Center..............    1997        65.00     Brooklyn, NY               317,000
    One MetroTech Center...............    1991        65.00     Brooklyn, NY               933,000
    One Pierrepont Plaza...............    1988        85.00     Brooklyn, NY               656,000
    Ten MetroTech Center...............    1992        80.00     Brooklyn, NY               409,000
    Two MetroTech Center...............    1990        65.00     Brooklyn, NY               521,000
                                                                                          ---------
      New York Metropolitan Market
         Subtotal......................                                                   3,052,000

                                                                                           LEASABLE
                                                        OUR                              SQUARE FEET/
                                          OPENED/    OWNERSHIP                              ROOMS/
PROPERTY                                 ACQUIRED       (%)            LOCATION           # OF UNITS
--------                                 --------    ---------         --------          ------------
  OTHER MARKETS
    Knight Ridder Building at Fairmont
      Plaza............................    1998(4)    100.00%    San Jose, CA               324,000
    Pavilion...........................    1998(4)     99.00     San Jose, CA               247,000
    Liberty Center.....................    1986        50.00     Pittsburgh, PA             527,000
                                                                                          ---------
      Other Markets Subtotal...........                                                   1,098,000
                                                                                          ---------
           Total Office Buildings.....................................................    7,320,000
                                                                                          =========
HOTELS
  NEW YORK METROPOLITAN MARKET
    Embassy Suites Hotel...............    2000        50.40     Manhattan, NY                  463
    Hilton Times Square................    2000        56.00     Manhattan, NY                  444
                                                                                          ---------
      New York Metropolitan Market
         Subtotal......................                                                         907
  PITTSBURGH MARKET
    Sheraton Station Square............  1998/2001(4) 100.00     Pittsburgh, PA                 396
    Westin Convention Center...........    1986        50.00     Pittsburgh, PA                 616
                                                                                          ---------
      Pittsburgh Market Subtotal.......                                                       1,012
  OTHER MARKETS
    Hotel at MIT.......................    1998        50.00     Cambridge, MA                  210
    Courtyard by Marriott..............    1985         4.00     Detroit, MI                    250
    Ritz-Carlton.......................    1990        95.00     Cleveland, OH                  208
    Charleston Marriott................    1983        95.00     Charleston, WV                 352
                                                                                          ---------
      Other Markets Subtotal...........                                                       1,020
                                                                                          ---------
           Total Hotel Rooms..........................................................        2,939
                                                                                          =========

RESIDENTIAL GROUP
  CALIFORNIA MARKET
    101 San Fernando...................    2000        95.00(2)  San Jose, CA                   323
    Bayside Village....................    1988        50.00     San Francisco, CA              862
    Enclave............................    1997        95.00(2)  San Jose, CA                   637
    Knolls.............................    1995        95.00(2)  Orange, CA                     260
    Metropolitan.......................    1989       100.00     Los Angeles, CA                270
    Panorama Towers....................    1978        99.00     Los Angeles, CA                154
                                                                                          ---------
      California Market Subtotal.......                                                       2,506
  CLEVELAND METROPOLITAN MARKET
    Big Creek..........................  1996-2001     50.00     Parma Hts., OH                 516
    Camelot............................    1967        50.00     Parma, OH                      151
    Cherry Tree........................  1996-2000     50.00     Strongsville, OH               442
    Chestnut Lake......................    1969        50.00     Strongsville, OH               789
    Clarkwood..........................    1963        50.00     Warrensville Hts., OH          568
    Coppertree.........................    1998(4)     50.00     Mayfield Hts., OH              342
    Deer Run...........................  1987-1989     43.03     Twinsburg, OH                  562
    Granada Gardens....................    1966        50.00     Warrensville Hts., OH          940
    Hamptons...........................    1969        50.00     Beachwood, OH                  649
    Hunter's Hollow....................    1990        50.00     Strongsville, OH               208
    Independence Place I...............    1973        50.00     Parma Hts., OH                 202
    Liberty Hills......................  1979-1986     50.00     Solon, OH                      396
    Midtown Towers.....................    1969        50.00     Parma, OH                      635
    Parmatown Towers and Gardens.......    1972       100.00     Parma, OH                      412

                                                                                           LEASABLE
                                                        OUR                              SQUARE FEET/
                                          OPENED/    OWNERSHIP                              ROOMS/
PROPERTY                                 ACQUIRED       (%)            LOCATION           # OF UNITS
--------                                 --------    ---------         --------          ------------
    Pebble Creek.......................    1995        50.00%    Twinsburg, OH                  148
    Pine Ridge Valley..................  1967-1974     50.00     Willoughby, OH               1,147
    Surfside Towers....................    1970        50.00     Eastlake, OH                   246
    Tamarac............................  1990-2001     50.00     Willoughby, OH                 642
    Village Green......................    1994        25.00     Beachwood, OH                  360
    Vineyards..........................    1995(4)    100.00     Broadview Hts., OH             336
    White Acres........................    1966        50.00     Richmond Hts., OH              473
    Whitehall Terrace(1)...............    1997(4)    100.00     Kent, OH                       188
                                                                                          ---------
      Cleveland Metropolitan Market
         Subtotal......................                                                      10,352
  DENVER MARKET
    Grand Lowry Lofts..................    2000        90.00(2)  Denver, CO                     261
    Twin Lake Towers...................    1966        50.00     Denver, CO                     254
                                                                                          ---------
      Denver Market Subtotal...........                                                         515
  DETROIT MARKET
    Bowin Place........................    1998(4)     95.00(2)  Detroit, MI                    193
    Burton Place.......................    1999(4)     90.00     Burton, MI                     200
    Fenimore Court.....................    1982        50.00(2)  Detroit, MI                    144
    Lakeland...........................    1998(4)     95.00(2)  Waterford, MI                  200
    Millender Center...................    1985         4.00     Detroit, MI                    339
    Trowbridge(5)......................    1988        53.25     Southfield, MI                 305
                                                                                          ---------
      Detroit Market Subtotal..........                                                       1,381
  NEW YORK METROPOLITAN MARKET
    Shippan Avenue.....................    1980       100.00     Stamford, CT                   148
    Westfield Court(5).................    2000(4)     80.00     Stamford, CT                   167
    Classic Residence by Hyatt(5)......    1989        50.00     Teaneck, NJ                    221
    Regency Towers.....................    1994(4)    100.00     Jackson, NJ                    372
    Chestnut Grove(5)..................    2000        80.00     Plainview, NY                   79
    Classic Residence by Hyatt(5)......    2000        50.00     Yonkers, NY                    310
    Mayfair at Glen Cove(5)............    2000(4)     40.00     Long Island, NY                 79
    Mayfair at Great Neck(5)...........    2000(4)     40.00     Great Neck, NY                 144
    Queenswood.........................    1990        66.50(2)  Corona, NY                     296
                                                                                          ---------
      New York Metropolitan Market
         Subtotal......................                                                       1,816
  PHILADELPHIA MARKET
    Drake..............................    1998        95.00(2)  Philadelphia, PA               280
    Lofts at 1835 Arch.................    2001        95.00(2)  Philadelphia, PA               191
    Museum Towers......................    1997(4)    100.00     Philadelphia, PA               286
    One Franklintown...................    1988       100.00     Philadelphia, PA               335
                                                                                          ---------
      Philadelphia Market Subtotal.....                                                       1,092
  VIRGINIA MARKET
    American Cigar Company.............    2000        45.00(2)  Richmond, VA                   171
    Arboretum Place....................    1998(4)     95.00(2)  Newport News, VA               184
    Bridgewater........................    1998(4)     95.00(2)  Hampton, VA                    216
    Silver Hill........................    1998(4)     95.00(2)  Newport News, VA               153
    Trellis at Lee's Mill..............    1998(4)     95.00(2)  Newport News, VA               176
                                                                                          ---------
      Virginia Market Subtotal.........                                                         900

                                                                                           LEASABLE
                                                        OUR                              SQUARE FEET/
                                          OPENED/    OWNERSHIP                              ROOMS/
PROPERTY                                 ACQUIRED       (%)            LOCATION           # OF UNITS
--------                                 --------    ---------         --------          ------------
  WASHINGTON, D.C. MARKET
    Fort Lincoln II....................    1979        45.00%    Washington, D.C.               176
    Fort Lincoln III & IV..............    1981        24.90     Washington, D.C.               306
    Classic Residence by Hyatt(5)......    1990        50.00     Chevy Chase, MD                339
    Grand..............................    1999        85.50(2)  North Bethesda, MD             546
    Lenox Park.........................    1992        47.50(2)  Silver Spring, MD              406
    Lenox Club.........................    1991        47.50(2)  Arlington, VA                  385
    Mount Vernon Square................    2000(4)    100.00     Alexandria, VA               1,387
    Woodlake...........................    1998(4)    100.00     Silver Spring, MD              534
                                                                                          ---------
      Washington, D.C. Market
         Subtotal......................                                                       4,079
  OTHER MARKETS
    Emerald Palms......................    1996(4)    100.00     Miami, FL                      419
    Forest Trace(5)....................    2000(4)    100.00     Lauderhill, FL                 324
    Providence at Palm Harbor..........    1991        99.00     Tampa, FL                      236
    Laurels............................    1995(4)    100.00     Justice, IL                    520
    Pavilion...........................    1992(4)     47.50(2)  Chicago, IL                  1,115
    Waterford Village..................    1994(4)     95.00(2)  Indianapolis, IN               576
    Kennedy Biscuit Lofts..............    1990       100.00(2)  Cambridge, MA                  142
    Palm Villas(6).....................    1991       100.00     Henderson, NV                  350
    Boulevard Towers...................    1969        50.00     Amherst, NY                    402
    Noble Towers.......................    1979        50.00     Pittsburgh, PA                 133
    Perrytown..........................    1999(4)      1.00     Pittsburgh, PA                 231
    Oaks(6)............................    1994(4)    100.00     Bryan, TX                      248
    Peppertree(6)......................    1993(4)    100.00     College Station, TX            208
    Colony Woods.......................    1997       100.00     Bellevue, WA                   396
                                                                                          ---------
      Other Markets Subtotal...........                                                       5,300
                                                                                          ---------
         Apartments Subtotal..........................................................       27,941
    Federally Subsidized Housing (Total of 42 Buildings)..............................        6,966
                                                                                          ---------
           Total Apartments...........................................................       34,907
                                                                                          =========

---------------
(1) Sold August 2001.

(2) Includes our economic share, typically 95%, of syndicated investments accounted for under the equity method of accounting. Our economic share reflects the fact that we typically retain 95% of the cash flow while the limited partners are allocated approximately 95% of the tax benefits.

(3) Represents the total square feet available to be leased by us. Remaining square footage is owned by anchors.

(4) Year of acquisition.

(5) Supported living properties.

(6) Under contract to be sold in 2001.

                                    BUSINESS

     We operate in four strategic business units:

     - the Commercial Group, which owns, develops, acquires and operates regional malls, specialty retail centers, office buildings and mixed-use projects;

     - the Residential Group, which owns, develops, acquires and operates multi-family properties;

     - the Land Group, which owns and develops raw land into master planned communities and other residential developments for resale; and

     - the Lumber Trading Group, which operates our lumber wholesaling business.

                                COMMERCIAL GROUP

     We have been developing retail projects for more than 50 years and office and mixed-use projects for more than 30 years. Currently, we own a diverse portfolio of commercial properties in both urban and suburban locations in 11 states. We target densely populated markets where we can effectively utilize our expertise to develop complex projects, often employing public/private partnerships.

     As of July 31, 2001, we owned interests in 70 completed projects, including 37 retail properties, 25 office properties and eight hotels. We also have 23 projects under construction or active development and are pursuing numerous other development opportunities, and at July 31, 2001, we had incurred total costs of $333.2 million in these projects. EBDT from the properties in the Commercial Group was $121.4 million in fiscal 2000 and constituted 68% of our total EBDT for that year.

     We grow our business through our development and acquisition program. Since our last public equity offering in May 1997, the Commercial Group has developed 21 projects and acquired four properties with a total cost of approximately $776.4 million. The initial stabilized return on cost* on these 25 projects is projected to be 11.4%. For a discussion of various factors that may impact the completion of these projects, or their actual results following completion, see "Risk Factors -- We Are Subject to Real Estate Development and Investment Risks."

REGIONAL MALLS AND SPECIALTY RETAIL CENTERS

     We opened our first community center in 1948 and our first enclosed regional mall in 1962. Since then, we have developed regional malls and specialty retail centers. Our specialty retail centers include urban retail centers, entertainment based centers, community centers and power centers. As of July 31, 2001, our retail portfolio consisted of 11 regional malls with gross leasable area, or GLA, of 3.5 million square feet, excluding Tucson Mall, which we sold in August, and 25 specialty retail centers with a total GLA of 4.8 million square feet. These properties are located in 11 states, including 16 in the New York City metropolitan area, five in California, five in Ohio and three in Pennsylvania. We believe our regional malls and specialty retail centers generally occupy secure niches within their respective marketplaces.

     Malls are developed in collaboration with anchor stores that typically own their own facilities as integral parts of the structure and environment but do not generate significant direct payments to us. In contrast, anchor stores at specialty retail and power centers generally are tenants under long-term leases that make significant rental payments. We continue to selectively develop regional malls in strong markets.

---------------

* We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space and 95% for an office building. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project cost.

     We pioneered the concept of bringing "big box" retailing to urban locations previously ignored by major retailers. We focus our urban development activities on areas with high population densities and disposable income levels at or near those of the suburbs. As a result, our urban development projects are economically advantageous for us, for our tenants, who realize high sales per square foot, and for the cities, which benefit from the new jobs and taxes created in these locations.

     We have taken a variety of actions to increase the NOI in our retail portfolio. For example, we aggressively market vacant space in our properties for long-term leases with built-in rent escalations. We have actively pursued a specialty leasing program under which we lease kiosks, carts and retail merchandise units and temporary tenants to fill vacant space. This program has not only increased our NOI, but has also enhanced the retail mix and the ambiance within the centers. The income generated from this program has increased from $2.6 million in fiscal 1997 to $4.1 million in fiscal 2000.

     The following table reflects the sales and occupancy levels of the retail portfolio.

                                7/31/01                     1/31/01                     1/31/00
                       -------------------------   -------------------------   -------------------------
                        SALES PER     PERCENTAGE    SALES PER     PERCENTAGE    SALES PER     PERCENTAGE
                       SQUARE FOOT    LEASED (%)   SQUARE FOOT    LEASED (%)   SQUARE FOOT    LEASED (%)
                       ------------   ----------   ------------   ----------   ------------   ----------
Regional Malls.......    $   349          90%        $   346          92%        $   337          92%
Specialty Retail
  Centers............        343          94             330          92             353          91
     Total Retail
       Portfolio.....        346          92             339          92             343          92

     MANAGEMENT AND LEASING. We seek to control expenses and capital expenditures to maintain a positive long-term relationship with our tenants and minimize tenant occupancy costs. One example of our efforts in this regard is the negotiation of national contracts for the procurement of utilities and the retrofit of building systems to enhance operating efficiencies and ultimately reduce expenses. A substantial portion of our retail leases are structured on triple net basis requiring tenants to pay most operating expenses. In the future, however, we may structure a portion of future leases to better align landlord/tenant interests and to be responsive to tenants' concerns regarding increased operating costs.

     For the six months ended July 31, 2001, with the exception of four new leases to United Artists (average $28.50 per square foot), which replaced the leases with Regal Cinemas (average $30.01 per square foot), the 152 new and renewal leases generated an average increase in base rent of $3.42 per square foot, or 14%, over the rental rates paid under the previous leases. The following table summarizes our recent leasing activity and demonstrates our ability to increase rents on new and renewal leases.

                                                       7/31/01   1/31/01   1/31/00
                                                       -------   -------   -------
Number of Leases.....................................      156       209       171
Square Feet Leased...................................  679,326   554,352   504,718
Prior Average Rent...................................  $ 26.48   $ 24.19   $ 18.10
New Average Rent.....................................  $ 27.80   $ 28.19   $ 19.97
Percentage Increase..................................     5.0%     16.5%     10.4%

     EXPANSION AND RENOVATION. Creating a desirable environment for retailers and shoppers requires periodic updating of the physical facilities. An integral part of the management of our existing retail portfolio involves renovating and expanding properties to maintain and enhance their value. Over the past three years, we spent an average of approximately $4.0 million for recurring capital expenditures on retail centers. Over the past four years, we have invested

$31.5 million in renovations and expansions of four regional malls. After this reinvestment, the sales of these four regional malls grew from $298 per square foot in fiscal 1997 to $373 as of July 31, 2001, and the NOI at these malls grew from $13.5 million in fiscal 1997 to $20.8 million as of January 31, 2001. We intend to expand two of our regional malls described below.

     The Galleria at Sunset in Henderson, Nevada, which opened in fiscal 1996, is currently 93% leased and generates sales of $375 per square foot. The mall has achieved NOI growth of $1.5 million, or 11.2% compounded annual growth since 1997. We have negotiated a lease with Galyans to open a 90,000-square-foot store, which will connect to the mall at both levels and add an additional 40,000 square feet of GLA.

     The Promenade in Temecula, California opened in 1999 and is 94% occupied, generating sales of $333 per square foot. Temecula, California has been identified by the 2000 census as one of the fastest growing areas in California. To further capitalize on the strength of this market, we plan to expand the mall by adding 84,000 square feet of additional mall stores and a 165,000-square-foot Macy's Department Store.

     ANCHOR AND SIGNIFICANT TENANTS. Anchor stores are a critical factor to the success of any retail center. Customers frequently identify retail centers by reference to its anchors. Regional mall anchors generally are department stores whose merchandise appeals to a broad range of shoppers. Although anchor stores typically own their facilities and provide us with minimal operating income, strong anchors play an important part in generating customer traffic and in making the centers desirable locations for mall store tenants.

     Of the approximately 9.8 million square feet in our regional malls, approximately 5.9 million square feet, or 60%, is owned directly by the mall anchor stores. Each mall anchor that owns its store typically enters into an operating agreement with the owner of the retail center and other anchors providing for, among other things, anchor operating covenants, reciprocal easements, guidelines for property operations and future expansions.

     The following table sets forth anchor stores that are in three or more of our regional malls and the number of square feet owned or leased by such anchors as of July 31, 2001.

                                                                              TOTAL
                                                             NUMBER OF      OCCUPIED
                         ANCHOR                            ANCHOR STORES    (SQ. FT.)
                         ------                            -------------    ---------
May Department Stores....................................        7          1,033,857
JC Penney................................................        8            996,804
Dillard's Department Store...............................        4            935,769
Sears....................................................        6            827,110
Target Corp..............................................        3            238,772
                                                                            ---------
  Total(1)...............................................                   4,032,312
                                                                            =========

---------------

(1) Excludes anchor stores in Tucson Mall, which we sold in August 2001.

     Our specialty retail centers generally have anchor tenants that are large specialty retailers, such as toy stores, home improvement stores or grocery stores. Unlike the rent from anchor tenants at our regional malls, rents from anchor tenants at our specialty retail centers generally represent a significant component of overall rents from those centers.

     The following table identifies national retailers that lease more than 100,000 square feet of GLA in our retail centers and whose portion of annualized net retail center base rent equaled or exceeded one percent as of July 31, 2001. Together, these national retailers represented approximately 23.0% of our total retail center GLA at July 31, 2001 and approximately 27.3% of our total retail center base rent. No single retailer accounted for more than 6.0% of our total annualized net retail center base rent.

                                                                    PERCENTAGE OF    PERCENTAGE OF
                                                                       RETAIL           RETAIL
                                          NUMBER        LEASED         CENTER         CENTER BASE
TENANT(1)                                OF STORES    SQ. FT.(2)       GLA(%)         RENT(%)(3)
---------                                ---------    ----------    -------------    -------------
The Gap................................     21          345,096          4.2%             4.2%
United Artists(4)......................      5          328,118          4.0              6.0
The Limited............................     40          230,285          2.8              3.1
TJX Companies..........................      6          183,165          2.2              1.6
Stop & Shop............................      3          177,455          2.2              3.7
AMC Theaters...........................      1          145,044          1.8              2.4
Home Depot.............................      1          132,000          1.6              1.0
Pathmark...............................      2          123,500          1.5              2.3
Venator Group..........................     30          113,314          1.4              2.0
Office Max.............................      4          104,751          1.3              1.0
                                                      ---------         ----             ----
          Total(5).....................               1,882,728         23.0%            27.3%
                                                      =========         ====             ====

---------------

(1) The table includes all space leased by any division or affiliate of the named retailer, including space operated under any other trade names used by that retailer.

(2) Represents 100% of the square footage of GLA, not our proportionate share.

(3) Represents our proportionate share of monthly net retail center base rent (i.e., contractual rent excluding percentage rent) annualized for fiscal 2001 based on leases in place at July 31, 2001.

(4) United Artists is now occupying space under four leases that Regal Cinemas terminated. However, these leases are potentially subject to recapture by Regal Cinemas if it enters into bankruptcy. For a further discussion of this situation, see "Risk Factors -- A Decline in One or More of Our Primary Markets May Adversely Affect Our Operating Results and Financial Condition" and " -- Our Results of Operations and Cash Flows May Be Adversely Affected by Tenant Defaults."

(5) Excludes Tucson Mall, which we sold in August 2001.

     RETAIL CENTER LEASES AND TENANT LEASE EXPIRATIONS. Our existing retail center leases generally provide for tenants to pay rent comprised of two elements. The first element is a fixed "base rent," often subject to scheduled increases. The second element is "percentage rent," which is based on a percentage of the tenant's gross sales to the extent that the product of the tenant's sales and an agreed percentage exceeds the "base rent" or the tenant's sales exceed a stated annual amount. While the percentage rent clause is important because it can protect a retail center's value by enhancing cash flow in an inflationary environment, our net rental revenue is derived predominantly from contractual base rent. In fiscal 2000, base rent accounted for approximately 89% of total retail center rental revenue, excluding cost recoveries.

     Scheduled expirations for the remainder of 2001 and beyond for retail center leases in place at July 31, 2001 average approximately 6.4% of total occupied mall store GLA per year, with no single year exceeding 9.0%. The average remaining term of retail center leases in place is 5.4 years. The following table shows our retail center lease expirations for the remainder of 2001 and beyond for our retail centers, assuming that none of the tenants exercise their renewal options.

                                                      PERCENT                      PERCENT
                           NUM. OF       SQ. FT.      OF TOTAL                    OF TOTAL       AVG. BASE
                            LEASES      OF LEASES      LEASED      BASE RENT        BASE        RENT/SQ. FT.
EXPIRATION YEAR            EXPIRING    EXPIRING(1)     GLA(%)     EXPIRING(2)    RENT(%)(2)     EXPIRING(3)
---------------            --------    -----------    --------    -----------    -----------    ------------
Remainder of 2001........      66         130,332        2.0%     $ 2,366,864         2.5%         $27.09
2002.....................     126         383,345        5.8        5,303,076         5.6           18.92
2003.....................     129         400,906        6.0        6,176,060         6.5           22.60
2004.....................     143         599,421        9.0        5,806,664         6.1           15.37
2005.....................     117         348,114        5.2        4,608,066         4.8           20.07
2006.....................     141         462,502        6.9        7,840,836         8.3           24.23
2007.....................      72         317,591        4.8        4,494,077         4.7           21.35
2008.....................      81         424,546        6.4        4,970,449         5.2           17.98
2009.....................     146         549,037        8.2        7,979,858         8.4           21.82
2010.....................      91         442,038        6.6        7,479,752         7.9           23.98
Thereafter...............     112       2,600,703       39.1       37,995,260        40.0           23.45
                            -----       ---------      -----      -----------       -----          ------
         Total(4)........   1,224       6,658,535      100.0%     $95,020,962       100.0%         $21.81
                            =====       =========      =====      ===========       =====          ======

---------------

(1) Represents 100% of the GLA expiring, not our proportionate share.

(2) Represents our proportionate share of monthly net retail center base rate expiring (i.e., contractual base rent excluding percentage rent) annualized for fiscal 2001 based on leases in place at July 31, 2001.

(3) Represents contracted net annualized base rent per square foot computed at 100%, not our proportionate share.

(4) Excludes Tucson Mall, which we sold in August 2001.

OFFICE BUILDINGS, MIXED-USE

     Our office development activities consist primarily of "build-to-suit" projects for tenants to meet their special requirements. Our office development has focused primarily on mixed-use projects in urban developments, often built in conjunction with a hotel and/or shopping center or as part of a major office campus. Our office buildings are concentrated in Boston, Brooklyn, Cleveland and Pittsburgh. As a result of our focus on new urban developments, we expect to concentrate our future developments largely in the New York City, Boston, Washington, D.C. and Denver metropolitan areas.

     Our existing portfolio of office/mixed-use projects consists of 25 office buildings containing 7.3 million square feet. The majority of our office space is located in Class A buildings as part of mixed-use projects in major urban centers.

     Class A buildings generally are those that have superior design, location and access, attract high quality tenants, are well maintained and professionally managed, and achieve among the highest rent, occupancy and tenant retention rates within their markets. Our office space leases are generally structured on a "gross" basis where fixed lease payments are established at a level intended to provide for a net rent component and to reimburse us for the tenant's share of operating expenses and real estate taxes in effect at signing. In addition, our office tenants generally pay for their share of increases in operating expenses and real estate taxes above their respective base year amounts.

     Occupancy for our office buildings remained constant at 97% at July 31, 2001, January 31, 2001 and January 31, 2000. During the six months ended July 31, 2001, we completed 255,578 square feet of new leases and renewals at an average rental rate of $26.45 per square foot. This average rate is $3.58, or 15.7%, higher than the average rental rate previously paid for the same space. Average rental rates on new and renewal leases increased by 25.3% to $26.70 per square foot for fiscal 2000 and by 20.1% to $26.65 per square foot for fiscal 1999.

     We have developed a special expertise in operating technologically enhanced, complex building systems. We believe that this expertise provides us with a competitive advantage in attracting and retaining tenants in our target markets.

     OFFICE BUILDING TENANT LEASE EXPIRATIONS. For the remainder of 2001 and beyond, scheduled annual expirations of office leases in place at July 31, 2001 average approximately 6.8% per year of our total occupied leasable office area, with no single year exceeding 12%. The average remaining term of significant office leases, which cover 20,000 square feet or more, is 6.4 years. The following table shows our office lease expirations for the remainder of 2001 and beyond at our office buildings, assuming that none of the tenants exercises any of their renewal options.

                       NUM. OF     SQ. FT. OF      PERCENT OF                     PERCENT OF     AVG. BASE
                        LEASES       LEASES       TOTAL LEASED     BASE RENT      TOTAL BASE    RENT/SQ. FT.
EXPIRATION YEAR        EXPIRING    EXPIRING(1)     SQ. FT.(%)     EXPIRING(2)      RENT(%)      EXPIRING(3)
---------------        --------    -----------    ------------    -----------     ----------    ------------
Remainder of 2001....     57          274,491          4.2%       $  3,967,686        3.5%         $21.81
2002.................     64          375,680          5.8           6,111,377        5.4           19.84
2003.................     55          566,901          8.7           8,952,699        7.9           18.11
2004.................     65          764,721         11.7          13,439,832       11.9           22.80
2005.................     47          691,733         10.6          10,704,975        9.5           22.20
2006.................     23          429,252          6.6           8,940,674        7.9           25.80
2007.................      8          418,391          6.4           4,615,627        4.1           20.32
2008.................     27          360,748          5.5           7,410,548        6.5           22.69
2009.................      9           76,709          1.2           1,768,511        1.6           26.32
2010.................     11          221,985          3.4           2,874,786        2.5           17.08
Thereafter...........     20        2,351,007         35.9          44,424,850       39.2           24.48
                         ---        ---------        -----        ------------      -----          ------
         Total.......    386        6,531,618        100.0%       $113,211,565      100.0%         $22.60
                         ===        =========        =====        ============      =====          ======

---------------

(1) Represents 100% of the office building's leasable area expiring, not our proportionate share.

(2) Represents our proportionate share of monthly office net base rent annualized for fiscal 2001 based on leases in place at July 31, 2001.

(3) Represents contractual net annualized base rent per square foot computed at 100%, rather than our proportionate share.

     PRINCIPAL OFFICE TENANTS. The following table sets forth information concerning each office tenant whose portion of our annualized net office base rent exceeded one percent at July 31, 2001. Together, these tenants represented approximately 61.6% of our total office leasable area at July 31, 2001 and approximately 72.8% of total office base rental revenue. Over 20% of our base rental revenue is provided by governmental agencies, which we view as high credit tenants. No single office tenant accounted for more than 10% of our total annualized net office base rent.

                                                         PERCENTAGE
                                             LEASED       OF LEASED      PERCENTAGE OF
                                             SQUARE        SQUARE        TOTAL OFFICE
TENANT                                       FEET(1)       FEET(%)      BASE RENT(%)(2)
------                                       -------     ----------     ---------------
City of New York..........................    686,266        9.4%             7.8%
United States Government..................    518,096        7.1             10.0
Keyspan Energy............................    481,127        6.6              7.6
Morgan Stanley & Co. .....................    419,156        5.7              6.3
SIAC......................................    381,747        5.2              4.6
Federated Investors, Inc. ................    345,266        4.7              3.2
Bear, Stearns & Co. Inc. .................    291,044        4.0              3.6
Millennium Pharmaceuticals................    222,895        3.0              6.2
Forest City Enterprises, Inc. ............    209,111        2.9              2.9
Abovenet..................................    148,037        2.0              4.1

                                                         PERCENTAGE
                                             LEASED       OF LEASED      PERCENTAGE OF
                                             SQUARE        SQUARE        TOTAL OFFICE
TENANT                                       FEET(1)       FEET(%)      BASE RENT(%)(2)
------                                       -------     ----------     ---------------
Chase Financial Corp. ....................    118,690        1.6%             1.3%
Ernst & Young, L.L.P. ....................    104,766        1.4              1.9
Ariad Pharmaceuticals.....................     98,879        1.4              1.3
Cereon Genomics LLC.......................     78,950        1.1              2.1
State of New York.........................     76,380        1.0              1.5
Goldman, Sachs & Co. .....................     76,031        1.0              1.0
Alkermes, Inc. ...........................     64,973        0.9              1.7
Knight Ridder Inc. .......................     59,559        0.8              1.7
Genzyme Corporation.......................     58,832        0.8              1.6
Calpine Corp. ............................     39,181        0.5              1.2
Redevelopment Agency of San Jose..........     33,625        0.5              1.2
                                            ---------       ----             ----
     Total................................  4,512,611       61.6%            72.8%
                                            =========       ====             ====

---------------

(1) Represents 100% of the leased square feet, not our proportionate share.

(2) Represents percentage of our proportionate share of monthly office net base rent annualized for fiscal 2001 based on leases in place at July 31, 2001.

HOTELS

     We generally develop hotels that are part of mixed-use projects in urban developments, often built in conjunction with a retail project or as part of major office campuses. As of July 31, 2001, we owned eight hotels with a total of 2,939 rooms. Average occupancy and average daily room rates were 73.0% and $163.15, for the six months ended July 31, 2001, 73.2% and $168.05 during fiscal 2000 and 71.7% and $124.83 during fiscal 1999. In addition, we recently completed a 104-room expansion of Sheraton Station Square in Pittsburgh.

                               RESIDENTIAL GROUP

     The Residential Group owns, develops, acquires, leases and manages residential rental property in 17 states and the District of Columbia. We have been engaged in apartment community development for over 50 years, beginning in Northeast Ohio and gradually expanding nationally. Our portfolio includes mature middle-market apartments in suburban locations, and upscale and adaptive re-use developments in urban locations. We also own a select number of supported living facilities, located primarily in the New York City metropolitan area.

     Our business strategy currently focuses on:

     - new development of

        - upscale urban apartments

        - adaptive re-use projects

        - supported living facilities; and

     - acquisition of operating properties with the potential for market or product repositioning.

     In our upscale urban apartment projects, our focus is on developing large scale, high-end, full service properties where our tenants will be "renters by choice" who have sufficient income to have ownership choices, but choose rental living because of the convenience and financial flexibility. Our market focus is on major urban growth centers, such as San Jose, New York City, Philadelphia, Denver and Boston. Our success in these markets will be based on our ability to negotiate the entitlement process and target public and/or institutional land owners to access opportunities with high barriers to entry.

     The following recent openings demonstrate our ability to utilize the adaptive re-use strategy to successfully develop apartment communities in major urban growth centers utilizing tax-advantaged financing, including historic tax credits.

     - American Cigar Building at River Lofts is a uniquely designed 171-unit residential community in downtown Richmond, Virginia overlooking the James River. This is the first of a group of historic warehouse buildings that we are rehabilitating into a blend of loft-style apartments, retail space and parking.

     - Grand Lowry Lofts in Denver, Colorado is a conversion of a World War II officers barracks at Lowry Air Force Base into a 261-unit apartment community. Although the interior is largely new construction, we have carefully preserved the facade of the building to maintain its historic integrity.

     - Drake in Philadelphia's historic center was originally the Drake Hotel. This 280-unit property has been significantly upgraded and repositioned to compete in the city's upscale residential market.

     - Lofts at 1835 Arch, located in Center City Philadelphia, previously served as the headquarters for Bell Telephone. We have renovated and converted the property into 191 luxury suites using platform/loft designs.

     Supported living communities are designed to meet a full range of senior resident needs. These communities provide a base product that includes an apartment, meal service, social service, transportation and wellness oversight, and provide a continuum of additional services to assist with other activities of daily living. In these developments, we team up with operators who are experts in providing relevant services to our senior residents.

     We have identified the New York City metropolitan market, specifically Nassau and Westchester counties, as the primary focus for the future growth of our supported living portfolio. This market has very favorable demographics characterized by a high density of age and income qualified senior citizens, as well as income-qualified caregivers. High barriers to entry have limited the supply of competitive products. To pursue supported living opportunities in this market, we have formed Forest City Daly Housing LLC in partnership with Michael
D. Daly, formerly an executive with Sunrise Assisted Living, Inc., a publicly-traded supported living real estate company. Forest City Daly Housing will develop, acquire and manage these communities under the Sterling Glen brand name.

     The acquisition and repositioning of property is an important part of our strategy. For example, in 2000, we acquired Mount Vernon Square, a 1,387-unit garden-style community on 90 acres in Alexandria, Virginia. We have invested over $3.0 million in property improvements, primarily focusing on unit upgrades that provide higher quality interiors. We also significantly improved the fitness center and added sports and recreation facilities that are more in keeping with the specific needs of this community. Following these improvements, we project that we will achieve a 30.0% growth in NOI, from $7.4 million in fiscal 1999 (prior to our acquisition) to $9.6 million in fiscal 2001. This significant value creation has allowed us to refinance the property at approximately 100% of its acquisition cost.

EXISTING PORTFOLIO

     We have ownership interests in 118 completed residential communities with 34,907 units, including 42 projects with 6,966 units of federally-subsidized housing that we manage for a fee and a preferred cash flow participation right.

     The Residential Group contributed 31.0% of our EBDT for fiscal 2000, and constituted 24.0% of our total assets at January 31, 2001. Average comparable rental rates increased 5.6% for the six-month period ended July 31, 2001 over the comparable period in fiscal 2000 and 3.9% in fiscal 2000 from fiscal 1999. Comparable NOI increased 5.5% for the six-month period ended July 31, 2001 over the comparable period in 2000 and 3.6% in fiscal 2000 from fiscal 1999. At July 31, 2001, excluding 6,966 units of federally subsidized housing which were over 97.3% occupied, average occupancy was 95.0%.

     Since our last public equity offering in May 1997, we have added 27 residential properties with 8,198 units to our portfolio at a total cost of $854.5 million, $717.2 million of which is our share. The initial stabilized return on cost* for the new properties opened or acquired after May 1997 is projected to be 10.2%. Eight properties had not achieved stabilization as of July 31, 2001.

     Five of these 27 new properties are tax-advantaged projects, which have an initial stabilized return on cost* of 9.6%. This return is lower than our average because of the affordable rents required by tax-exempt financing. However, this use of tax-exempt financing reduces the cost of capital associated with those projects. These five projects, which had a total cost of $311.3 million, had $207.8 million of tax-exempt debt at a weighted average interest rate of 4.3% at July 31, 2001. In addition, we syndicated the tax credits and tax losses, which increased our return on equity.

     We seek to increase cash flow and long-term value of our residential portfolio by increasing rental rates, improving occupancy and reducing operating expenses. We also make appropriate capital expenditures for expansion and renovation of these assets when it is economically advantageous or required to maintain a competitive position.

     We strive to maintain high occupancy rates while increasing rental rates through the addition of amenities that enhance tenant appeal at relatively low cost. In addition to the fitness centers and other recreational facilities, including swimming pools, available at a majority of our apartment communities, we provide additional complimentary amenities that meet the specific needs of our varied community populations. These include learning centers that provide child care and tutoring services, as well as organized entertainment and athletic activities, shuttle bus services and concierge services, including travel and entertainment arrangements. These amenities attract and retain tenants, and we are generally able to recover the costs of these complimentary amenities through increased rental and occupancy rates.

     We have dedicated significant resources to managing ancillary services for our apartment communities. Ancillary services include utility reimbursements, national purchasing programs, internet access, cable, local telephone services, laundry, refuse removal, rooftop leasing and renter's insurance. By identifying and managing these value-added services and potential new services, we have the ability to enhance the residents' living experience while generating additional income and increasing the value of our property.

     Our 6,966 federally subsidized housing units generated net income from fees and cash flow participation of $2.8 million in fiscal 2000, $1.4 million in fiscal 1999 and $2.0 million in fiscal 1998. They also generated management fees of $2.9 million in fiscal 2000, $2.9 million in fiscal 1999 and $2.8 million in fiscal 1998.

---------------

* We define stabilization as the earlier of (1) two years from the date of acquisition or opening of the property or (2) achieving occupancy of 92% for retail space, 95% for an office buildings and 95% for a residential community. We calculate the initial stabilized return on cost on a completed project by dividing the annualized NOI at the point of stabilization by total project costs.

RESIDENTIAL PROPERTIES UTILIZING TAX-ADVANTAGED FINANCING

     We have financed 21 residential projects through limited partnerships with outside investors. In a typical structure, we develop or rehabilitate the property and obtain nonrecourse mortgage financing. Due to the outside investor's equity, we generally invest little or no equity in the property, but, in most cases, retain significant influence and economics as the general partner. The investment limited partner, typically a large, sophisticated institution or corporate investor, invests cash in return for the majority of tax losses and tax credits, a small preferred return, and a minor participation interest in the cash flow and proceeds from refinancing. In the event of a sale, the investment partner normally receives the return of its initial equity plus a minor participation in the net proceeds. Because they are recorded in our financial statements on the equity method of consolidation, neither the assets nor the related mortgage loans are reflected on our consolidated balance sheets. Instead, our net cash investment in the project is reflected as investments in and advances to real estate affiliates.

     These properties generated NOI of approximately $17.4 million during the six months ended July 31, 2001, $29.6 million in fiscal 2000 and $20.1 million in fiscal 1999. We view these structures as a form of tax-efficient financing and expect to continue using them in the future.

                                   LAND GROUP

     We have been in the land business since the 1930's. The Land Group acquires and sells both raw land and developed lots to residential, commercial and industrial customers. The Land Group also develops raw land into master planned communities, mixed-use and other residential developments. We currently own more than 5,800 acres of undeveloped land for these commercial and residential development purposes. In addition, we have an option to purchase 2,600 acres of developable land at Stapleton, Denver's former airport.

     Historically, the Land Group's activities focused on land development projects in northeast Ohio. Over time, this group's activities expanded to larger, more complex projects. In the last ten years, this group has extended its activities on a national basis, first in Arizona, and more recently in North Carolina, Florida, Nevada and Colorado. We currently have land development projects in nine states. The Land Group contributed an average of $3.4 million of our EBDT over the last five years, but this amount is expected to increase as our land sale activities at Stapleton and Central Station (our approximately 70-acre land development project in downtown Chicago) are reported in the Land Group's results.

                              LUMBER TRADING GROUP

     Our original business was selling lumber to homebuilders. We expanded this business in 1969 through the acquisition of Forest City Trading Group, Inc., which is a lumber wholesaler to customers in all 50 states and the Canadian provinces. Through ten strategically located trading offices in the United States and Canada employing over 320 traders, we sold the equivalent of more than seven billion board feet of lumber in fiscal 2000, with a gross sales volume of nearly $2.7 billion, making us one of the largest lumber wholesalers in North America.

     Approximately 65% of our Lumber Trading Group's sales for fiscal 2000 involve back-to-back trades in which we bring together a buyer and seller for an immediate purchase and sale. The balance of the transactions are trades in which we take a short-term ownership position and are at risk for lumber market fluctuations. This risk, however, is reduced by the implementation of our lumber hedging strategy. For a discussion of our lumber hedging strategy, see "Risk Factors -- We Are Subject to Market Risk Associated with Changes in Lumber Prices."

     Although the Lumber Trading's financial performance was significantly impacted by the downturn in lumber prices in 2000, the group has performed well over the last five years, contributing an average of $4.2 million of our EBDT.

                     OPERATING AND ORGANIZATIONAL STRUCTURE

     For federal income tax purposes, we operate as a C corporation. This structure allows us to retain our internally generated capital for reinvestment in our portfolio and pursue new investment opportunities without the continual need to access outside sources of equity capital in the public or private capital markets.

     As a C corporation, we are subject to federal income tax. We paid combined federal and state taxes of $15.5 million in fiscal 2000, $7.2 million in fiscal 1999 and $3.7 million in fiscal 1998. While we anticipate paying taxes over the next several years, our tax liability will be reduced by our net operating loss carryover and our alternative minimum tax credits.

     The depreciation associated with our ongoing stream of new developments reduces our taxable income. At the end of fiscal 2000, we had a net operating loss carryover of $10.0 million and alternative minimum tax credits of $31.3 million. The alternative minimum tax credits have the potential to reduce the tax on $208.7 million of regular taxable income from a 35% rate to a 20% rate and have no expiration date.

     We also seek to defer tax on the gain from property dispositions by reinvesting the proceeds in additional properties as permitted by Section 1031 of the Internal Revenue Code. We have used this strategy in a majority of our dispositions since our last public equity offering in May 1997 and we expect to continue the practice in the future. We continually examine other avenues to minimize taxes.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

                            MORTGAGE DEBT FINANCING

     We utilize nonrecourse mortgage indebtedness, where the property is the sole security for each mortgage loan, as our primary source of capital. At July 31, 2001, we had approximately $3.2 billion of total mortgage indebtedness outstanding at our economic ownership, all of which is nonrecourse, representing 88.0% of our total debt.

     At July 31, 2001, we had a weighted average interest rate on our outstanding mortgage debt of 6.73%. Outlined below is a schedule of our portion of outstanding mortgage debt by maturity and weighted average interest rate by category as of July 31, 2001.

                                                                 MATURING IN
                          -----------------------------------------------------------------------------------------
TYPE OF DEBT:                 2001           2002           2003           2004           2005         THEREAFTER
-------------             ------------   ------------   ------------   ------------   ------------   --------------
                                                               (IN THOUSANDS)
OPERATING
 Fixed..................  $169,903,634   $ 49,514,063   $ 67,254,989   $ 20,031,421   $122,702,589   $1,566,530,236(2)
 Variable
   Taxable..............   106,212,933    133,861,755    208,194,268     27,805,845     29,169,510       72,822,702
   Tax-Exempt...........    13,437,500     28,400,000             --     22,800,000     40,000,000      182,942,655
 UDAG...................    10,425,000        470,500             --             --     10,500,000       62,183,825
                          ------------   ------------   ------------   ------------   ------------   --------------
Total...................  $299,979,067   $212,246,318   $275,449,257   $ 70,637,266   $202,372,099   $1,884,479,418
                          ------------   ------------   ------------   ------------   ------------   --------------
DEVELOPMENT
 Fixed..................  $ 39,312,442   $    209,612             --             --             --   $    1,800,000
 Variable
   Taxable..............    20,696,059     75,635,435   $ 30,406,605   $ 28,065,000   $  3,729,690        4,846,307
   Tax-Exempt...........            --     12,800,000             --     17,850,000             --        5,397,750
 UDAG...................            --        966,934         34,528             --             --          845,362
                          ------------   ------------   ------------   ------------   ------------   --------------
Total...................  $ 60,008,501   $ 89,611,981   $ 30,441,133   $ 45,915,000   $  3,729,690   $   12,889,419
                          ------------   ------------   ------------   ------------   ------------   --------------
   Grand Total..........  $359,987,568   $301,858,299   $305,890,390   $116,552,266   $206,101,789   $1,897,368,837
                          ============   ============   ============   ============   ============   ==============
WEIGHTED AVERAGE
 INTEREST RATE..........         7.19%          5.96%          7.21%          6.51%          6.53%            6.73%

                                            WEIGHTED
                                            AVERAGE
                                            INTEREST
TYPE OF DEBT:                 TOTAL        RATE(%)(1)
-------------             --------------   ----------

OPERATING
 Fixed..................  $1,995,936,932      7.53%
 Variable
   Taxable..............     578,067,013      6.33
   Tax-Exempt...........     287,580,155      3.36
 UDAG...................      83,579,325      2.24
                          --------------
Total...................  $2,945,163,425      6.74
                          --------------
DEVELOPMENT
 Fixed..................  $   41,322,054      8.52
 Variable
   Taxable..............     163,379,096      6.76
   Tax-Exempt...........      36,047,750      4.45
 UDAG...................       1,846,824      3.28
                          --------------
Total...................  $  242,595,724      6.69
                          --------------
   Grand Total..........  $3,187,759,149      6.73%
                          ==============
WEIGHTED AVERAGE
 INTEREST RATE..........

---------------
(1) Includes both the base index and the lender margin.

(2) Includes $55.3 million of fixed rate, tax-exempt nonrecourse debt at an average rate of 6.75% maturing after 2005.

     The table above includes both the regularly scheduled annual amortization payments as well as the principal payments due at maturity. The majority of $323.6 million of tax-exempt variable rate debt shown above represents credit enhanced variable-rate bonds that generally adjust interest rates weekly. The schedule reflects the maturity date of the credit enhancement because it always precedes the scheduled maturity. The interest rate on the taxable variable-rate debt shown above reflects interest rate swap agreements with an average base rate of 4.25%. These swap agreements cover approximately $351.6 million of debt currently outstanding. In addition, as of July 31, 2001, we had in place $609.0 million of interest rate cap contracts, $562.1 million of which extend for more than one year.

     In a typical development financing, we utilize nonrecourse mortgage debt for 60-85% of the cost of a new project at the time of construction and fund the remaining capital with equity. The financing is generally a variable-rate construction loan with a two- to five-year maturity. Upon completion and stabilization of each project, we seek to refinance the initial construction loan and obtain a permanent, nonrecourse mortgage.

     We are responsible for obtaining financing on all of our real estate projects. Given the size of our real estate portfolio, we routinely have significant principal mortgage payments due in each year. We have been successful in refinancing this indebtedness, and in each of the past five years, we have raised in excess of $1.0 billion, at 100%, to refinance existing debt and to procure new financing.

           FOREST CITY RENTAL PROPERTIES CORPORATION CREDIT AGREEMENT

     FCRPC, a wholly owned subsidiary of Forest City, is a party to an amended and restated credit agreement that provides for a revolving credit facility of up to $255.0 million, with a quarterly reduction of $2.5 million in revolving loan commitments. At the maturity of the revolving loans, FCRPC has the option to convert the outstanding revolving loans into term loans.

     The revolving loans bear interest, at FCRPC's election, at:

     - London Inter-Bank Offered Rate, or LIBOR, plus a spread of 212.5 basis points on the outstanding principal amount of the loans, except for the last $25.0 million of borrowings, which have a spread of 285 basis points; or

     - the prime rate of KeyBank, the administrative agent, plus a spread ranging between 50 and 75 basis points depending on the aggregate of the outstanding principal amount of the loans.

     Term loans bear interest, at FCRPC's election, at:

     - LIBOR, plus a spread of 250 basis points; or

     - KeyBank's prime rate, plus a spread of 75 basis points.

     The amended and restated credit agreement contains customary affirmative and negative covenants, including financial covenants regarding FCRPC's debt service coverage ratios.

     Borrowings under the amended and restated credit agreement are unsecured borrowings of FCRPC. Forest City has unconditionally guaranteed the obligations of FCRPC under the FCRPC amended and restated credit agreement pursuant to an amended and restated guaranty. The amended and restated guaranty contains customary affirmative and negative covenants, including:

     - restrictions on Forest City from causing FCRPC to pay, or from accepting from FCRPC, specific dividends and other payments;

     - prohibitions on Forest City from repurchasing its class A common stock or class B common stock or paying dividends on its class A common stock or class B common stock to the extent the total amount of such repurchase and dividends would exceed $15.0 million in any fiscal year; and

     - requirements that Forest City maintain minimum levels of shareholders' equity and EBDT.

     At July 31, 2001, FCRPC had $204.0 million in revolving loans outstanding under its revolving credit facility, bearing interest at LIBOR plus 2.125%, or 6.27%. FCRPC has entered into interest rate swaps for a portion of the revolving loans anticipated to be outstanding through February 2003 at a base rate of 4.38%.

                               8.5% SENIOR NOTES

     Our $200.0 million 8.5% senior notes are senior unsecured obligations and are due March 15, 2008.

     The indenture governing our 8.5% senior notes restricts, among other things, our ability to:

     - incur additional indebtedness; and

     - pay dividends or make specific restricted payments.

     Except in connection with a change of control or certain asset dispositions (each as defined in the indenture), we are not required to make any mandatory redemptions with respect to the 8.5% senior notes prior to March 15, 2008.

                               SUBORDINATED DEBT

     We issued $20.4 million of 8.25% redevelopment bonds in November 2000. The 8.25% bonds are due September 15, 2010. This debt is unsecured and subordinated to the 8.5% senior notes and our obligations under our guaranty of one FCRPC amended and restated credit agreement.

                         LUMBER TRADING GROUP LIQUIDITY

     The Lumber Trading Group, which operates its business through Forest City Trading Group, Inc., a subsidiary of Forest City, is separately financed with two revolving lines of credit and an asset securitization facility. At July 31, 2001, the two revolving lines of credit totaled $86.0 million, expiring June 30, 2002. These credit lines are secured by the assets of Forest City Trading Group and are used to finance its working capital needs. At July 31, 2001, $1.7 million was outstanding under these lines of credit.

     In July 1999, the Lumber Trading Group entered into a three-year agreement to sell an undivided interest in a pool of its receivables up to a maximum of $102.0 million to a large financial institution. Sales under the facility are nonrecourse to Forest City. At July 31, 2001, the financial institution held an interest of $50.0 million in the pool of receivables.

                                   MANAGEMENT

     The following sets forth information with respect to our directors, executive officers and senior managers.

                                                                             DIRECTOR
NAME                                         OCCUPATION AND POSITION          SINCE       JOINED US
----                                         -----------------------         --------     ---------
FAMILY MEMBERS
Albert B. Ratner.......................  Co-Chairman of the Board of           1960          1951
                                         Directors
Samuel H. Miller.......................  Treasurer and Co-Chairman of the      1960          1945
                                         Board of Directors
Charles A. Ratner......................  President and Chief Executive         1972          1966
                                         Officer
James A. Ratner........................  Executive Vice President of           1984          1975
                                         Forest City and President of
                                         Forest City Commercial Group,
                                         Inc., one of our subsidiaries
Ronald A. Ratner.......................  Executive Vice President of           1985          1975
                                         Forest City and President of
                                         Forest City Residential Group,
                                         Inc., one of our subsidiaries
Brian J. Ratner........................  Executive Vice President -- East      1993          1987
                                         Coast Development of Forest City
Deborah Ratner Salzberg................  Vice President of Forest City         1995          1985
                                         Residential Group, Inc., one of
                                         our subsidiaries
Joan K. Shafran........................  Executive Managing Partner, The       1997           --
                                         Berimore Company (investments);
                                         Principal and President of the
                                         Board, Do While Studio (art and
                                         technology non-profit)
INDEPENDENT MEMBERS
Michael P. Esposito, Jr................  Chairman of the Board of XL           1995           --
                                         Capital Limited (Bermuda;
                                         insurance); Retired Executive
                                         Vice President/Chief Control
                                         Compliance and Administrative
                                         Officer of The Chase Manhattan
                                         Bank, N.A.
Jerry V. Jarrett.......................  Retired Chairman and Chief            1984           --
                                         Executive Officer of Ameritrust
                                         Corporation (banking)
Scott S. Cowen.........................  President of Tulane University        1989           --
Stan Ross..............................  Retired Vice Chairman/Special         1999           --
                                         Consultant of Ernst & Young LLP;
                                         Chairman of the Board of USC
                                         Lusk Center for Real Estate
Louis Stokes...........................  Of Counsel of Squire, Sanders &       1999           --
                                         Dempsey L.L.P.; Retired Member
                                         of the United States Congress

NAME                                         OCCUPATION AND POSITION                      JOINED US
----                                         -----------------------                      ---------
OTHER EXECUTIVE OFFICERS AND SENIOR MANAGERS
Thomas G. Smith........................  Executive Vice President, Chief                     1985
                                         Financial Officer and Secretary
Linda M. Kane..........................  Vice President -- Corporate                         1990
                                         Controller
Minta A. Monchein......................  Vice President -- Human                             1979
                                         Resources
Allan C. Krulak........................  Vice President -- Director of                       1973
                                         Community Affairs
Thomas T. Kmiecik......................  Assistant Treasurer                                 1998
Nancy W. McCann........................  Vice President -- Marketing                         1989
FOREST CITY RENTAL PROPERTIES CORPORATION
Robert G. O'Brien......................  Executive Vice President --                         1988
                                         Finance and Investment
Vincent G. Crowley.....................  Vice President -- Chief                             2000
                                         Technology Officer
Thomas A. Michaels.....................  Vice President -- Director of                       1980
                                         Taxes
Brad E. Snyder.........................  Vice President -- Director of                       1996
                                         Corporate Strategic Planning and
                                         Reporting
FOREST CITY COMMERCIAL GROUP, INC.
James A. Ratner........................  President and Chief Executive                       1975
                                         Officer
David J. LaRue.........................  Executive Vice President and                        1986
                                         Chief Operating Officer
D. Layton McCown.......................  Senior Vice President and Chief                     1986
                                         Financial Officer
Duane F. Bishop, Jr. ..................  Senior Vice                                         1985
                                         President -- Portfolio Asset
                                         Management
Joseph J. Boehm, III...................  Vice President -- Retail Leasing                    1997
Edward A. Chanatry.....................  Vice President -- Hotel                             1996
                                         Operations
James P. Crosby........................  Vice President -- Office Leasing                    1989
David J. Favorite......................  Vice President -- Shopping                          1983
                                         Center Operations
William P. Hewitt......................  Senior Vice President -- West                     1988-98
                                         Coast Retail Leasing                            Rehired 2000
John L. Hyclak.........................  Vice President -- Accounting and                    1989
                                         Information Systems
Jack R. Kuhn...........................  Vice President -- Office and                        1985
                                         Parking Operations
Patrick M. Lott........................  Senior Vice President -- Office                     1987
                                         Development & Leasing

NAME                                         OCCUPATION AND POSITION                      JOINED US
----                                         -----------------------                      ---------
Rod H. Marques.........................  Vice President -- Business                          1967
                                         Development
Michael R. May.........................  Vice President                                      1998
Mark C. Siegel.........................  Senior Vice President -- Portfolio                  2000
                                         Strategy
Michael E. Stevens.....................  Senior Vice President -- Retail                     1987
                                         Leasing
  DEVELOPMENT DIVISION
Peter B. Calkins.......................  Vice President -- Boston                            1993
                                         Division
Emerick J. Corsi.......................  Senior Vice President                               1979
Gayle Blakeley Farris..................  President -- Boston Division                        1985
Brian M. Jones.........................  President -- West Coast Division                    1976
Douglas Lund...........................  Senior Vice President -- East                     1983-93
                                         Coast Development                               Rehired 2000
Colm W. Macken.........................  Vice President -- West Coast                        1994
                                         Division
Glenn G. Moenich.......................  President -- Forest City                            1976
                                         Commercial Construction Co.,
                                         Inc.
Brian J. Ratner........................  Executive Vice President -- East                    1987
                                         Coast Development
Joginder Singh.........................  Executive Vice President --                       1981-95
                                         Forest City Commercial                          Rehired 2000
                                         Construction Co., Inc.
  FOREST CITY FINANCE CORPORATION
Judith A. Wolfe........................  President                                           1996
Liane M. Simonetti.....................  Senior Vice President                               1983
Steven H. Kurland......................  Senior Vice President                             1979-89
                                                                                         Rehired 1994
Sally A. Ingberg.......................  Vice President                                      1992
Douglas J. Brooks......................  Vice President                                      1994
  FOREST CITY RATNER COMPANIES
Bruce C. Ratner........................  President and Chief Executive                       1983
                                         Officer
Joanne M. Minieri......................  Executive Vice President and                        1995
                                         Chief Operating Officer
David L. Berliner......................  Executive Vice President and                        1989
                                         General Counsel
Sandeep Mathrani.......................  Executive Vice President and                        1994
                                         Director of Retail Development
Robert P. Sanna........................  Executive Vice President and                        1989
                                         Director of Construction and
                                         Design Development

NAME                                         OCCUPATION AND POSITION                      JOINED US
----                                         -----------------------                      ---------
James P. Stuckey.......................  Executive Vice President and                        1994
                                         Director of Commercial
                                         Development
Andrew P. Silberfein...................  Senior Vice President -- Finance                    1995
Mary Anne Gilmartin....................  Senior Vice President --                            1994
                                         Commercial Development
Richard Pesin..........................  Senior Vice President -- Retail                     1995
                                         Development
Lauren Du..............................  Senior Vice President --                            1995
                                         Controller
Kenneth Brown..........................  President of FCR Construction                       1999
                                         Services
  FIRST NEW YORK MANAGEMENT
Terence M. Whalen......................  President                                           1989
Donna C. Singleton.....................  Senior Vice President --                            1984
                                         Controller
FOREST CITY RESIDENTIAL GROUP, INC.
Ronald A. Ratner.......................  President and Chief Executive                       1975
                                         Officer
James J. Prohaska......................  Executive Vice President and                        1974
                                         Chief Operating Officer
James T. Brady.........................  Vice President and Chief                            1989
                                         Financial Officer
John D. Brocklehurst...................  Vice President                                      1979
Michael D. Daly........................  President and Chief Executive                       1997
                                         Officer -- Forest City Daly
                                         Housing LLC
David J. Levey.........................  Executive Vice President -- East                    1983
                                         Coast Development
Jay W. Magee...........................  Vice President                                      1979
Deborah Ratner Salzberg................  Vice President                                      1985
Edward Pelavin.........................  President, Forest City Capital                      1973
                                         Corporation
  FOREST CITY RESIDENTIAL MANAGEMENT, INC.
George M. Cvijovic.....................  Co-President, Chief Operations                      1977
                                         Officer
Angelo N. Pimpas.......................  Co-President, Chief                                 1981
                                         Administrative Officer
Joseph S. Bridgforth...................  Vice President -- Conventional                      1999
                                         Properties
Oscar A. Crowder.......................  Vice President -- Federally                         1994
                                         Assisted Housing

NAME                                         OCCUPATION AND POSITION                      JOINED US
----                                         -----------------------                      ---------
FOREST CITY RESIDENTIAL WEST, INC.
Gregory M. Vilkin......................  President                                           1990
John S. Lehigh.........................  Executive Vice President and                        1999
                                         Chief Operating Officer --
                                         Stapleton
Stanley V. Michota, Jr.................  Executive Vice President --                         1998
                                         Development
FOREST CITY LAND GROUP, INC.
Robert F. Monchein.....................  President                                           1979
Mark A. Ternes.........................  Vice President                                      1986
Dean F. Wingert........................  Vice President                                      1986
Frank J. Stringer......................  Vice President                                      1997
FOREST CITY TRADING GROUP, INC.
John Judy..............................  President                                           1972
Lois Tonning...........................  Vice President                                      1970
GENERAL AND ASSOCIATE GENERAL COUNSEL
William M. Warren......................  Senior Vice President, General                      1953
                                         Counsel and Assistant Secretary
Geralyn M. Presti......................  Deputy General Counsel                              1989
Lawrence Fishman.......................  Associate General Counsel                           1979
David J. Gordon........................  Associate General Counsel                           1994
Warren K. Ornstein.....................  Associate General Counsel                           1984
Charles L. Pitcock.....................  Associate General Counsel                           1978

                                  UNDERWRITING

     Forest City and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................     1,365,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................       715,000
McDonald Investments Inc., a KeyCorp Company................       520,000
                                                                 ---------
      Total.................................................     2,600,000
                                                                 =========

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Forest City.

                    Paid by Forest City
                    -------------------
Per Share...................................................  $     2.54
Total.......................................................  $6,599,775

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.52 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

     Forest City, its directors and executive officers and RMS, Limited Partnership, have agreed with the underwriters not to dispose of or hedge any of its class A common stock, class B common stock or securities convertible into or exchangeable for shares of class A common stock or class B common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to options and shares of class A common stock issuable under any existing employee benefit plans of Forest City, nor does it apply to the issuance by Forest City of any shares of class A common stock issuable on the conversion, exchange or redemption of any convertible, exchangeable or redeemable securities outstanding on the date of this prospectus supplement.

     In connection with the offering, the underwriters may purchase and sell shares of the class A common stock and class B common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters may close out any short position by purchasing shares in the open market. A short position is likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the class A common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the class A common stock. As a result, the price of the class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Forest City estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000.

     The underwriters and their affiliates have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing and banking services to Forest City and its affiliates for which they have in the past received, and may in the future receive, customary fees. Goldman, Sachs & Co. leases space from Forest City in the ordinary course of its business (see "Business -- Commercial Group -- Office Buildings, Mixed-Use -- Principal Office Tenants"). KeyBank, an affiliate of McDonald Investments Inc., provides financing to Forest City and its affiliates in the ordinary course of its business and is a lender and administrative agent under the Forest City Rental Properties Corporation amended and restated credit agreement. The net proceeds from the offering will initially be used to repay a portion of that credit agreement. As a result, KeyBank will receive approximately 15% of the net proceeds of the offering and this offering is being conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. For a description of the Forest City Rental Properties Corporation amended and restated credit agreement and the use of proceeds from the offering, see "Description of Certain Indebtedness - Forest City Rental Properties Corporation Credit Agreement" and "Use of Proceeds", respectively.

     Forest City has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                        VALIDITY OF CLASS A COMMON STOCK

     Certain legal matters, including the validity of our class A common stock offered through this prospectus supplement, will be passed upon for us by Jones, Day, Reavis & Pogue, Cleveland, Ohio. The validity of the class A common stock offered through this prospectus supplement will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of Ohio law upon the opinion of Jones, Day, Reavis & Pogue.

                                    EXPERTS

     The financial statements and financial statement schedules of Forest City Enterprises, Inc. as of January 31, 2001 and 2000 and for each of the three years in the period ended January 31, 2001, all included in our annual report on Form 10-K for the fiscal year ended January 31, 2001 and incorporated by reference in this prospectus supplement, have been so included and incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                  $417,890,000

                         FOREST CITY ENTERPRISES, INC.

 DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES, AND CLASS A COMMON STOCK

    Forest City Enterprises, Inc., an Ohio corporation ("Forest City" or the "Company"), may from time to time offer together or separately its (a) debt securities, in one or more series, which may be senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or junior subordinated debt securities (the "Junior Subordinated Debt Securities" and, together with the Senior Subordinated Debt Securities, the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (b) shares of its preferred stock, without par value (the "Preferred Stock"), which may be issued in the form of Depositary Shares (as defined herein) evidenced by Depositary Receipts (as defined herein), and (c) shares of its Class A Common Stock, par value
$.33 1/3 per share (the "Class A Common Stock"). The Debt Securities, Preferred Stock, and Class A Common Stock, are referred to herein collectively as the "Offered Securities."

    The Offered Securities may be issued in one or more series or issuance and will be limited to $417,890,000 aggregate public offering price (or its equivalent, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by Forest City).

    Specific terms of the particular Offered Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (a) in the case of the Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (c) in the case of Class A Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms, and (d) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share.

    The Debt Securities will be unsecured. Accordingly, holders of the Debt Securities should look only to the assets of Forest City for payments of interest and principal and premium, if any. The Senior Debt Securities will be senior unsecured obligations of Forest City, the Senior Subordinated Debt Securities will be subordinated in right of payment to all senior debt of Forest City, and the Junior Subordinated Debt Securities will be subordinated to the Senior Subordinated Debt Securities, to the extent described herein and in the applicable Prospectus Supplement relating thereto. The Debt Securities may be denominated in United States dollars or, at the option of Forest City if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may only be issued in registered form or in the form of one or more global debt securities unless otherwise specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global debt securities.

    The Prospectus Supplement also will contain information, as applicable, about certain United States Federal income tax considerations relating to the Offered Securities.

    The Offered Securities may be sold through agents, underwriters or dealers as designated from time to time, directly to purchasers, or through a combination of such methods. See "Plan of Distribution." If agents of Forest City or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Offered Securities.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 The date of this Prospectus is March 10, 1998.

                             AVAILABLE INFORMATION

     Forest City is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as Forest City, that file electronically with the Commission and the address of such Web site is http://www.sec.gov. Additionally, the Class A Common Stock of Forest City, par value $.33 1/3 per share, and the Class B Common Stock of Forest City, par value $.33 1/3 per share, are listed on the New York Stock Exchange under the symbols FCEA and FCEB, respectively and such reports, proxy statements and other information concerning Forest City are also available for inspection at the offices of the New York Stock Exchange located at 20 Broad Street, New York, NY 10005.

     Forest City has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Offered Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Forest City and the Offered Securities, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the address set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Forest City with the Commission are incorporated into this Prospectus by reference:

     1. Forest City's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-4372);

     2. Forest City's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997;

     3. Forest City's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997;

     4. Forest City's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997; and

     5. Description of Forest City's Class A Common Stock contained in its Registration Statement on Form 10 (File No. 1-4372).

     Each document or report filed by Forest City pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document.

     Forest City will provide without charge to any person, including any beneficial owners, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: Forest City Enterprises, Inc., 1100 Terminal Tower, 50 Public Square, Cleveland, Ohio 44113-2203, Attention: Secretary (telephone:
216-621-6060).

     Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                                  FOREST CITY

     Forest City Enterprises, Inc. (with its Subsidiaries, the "Company" or "Forest City") is one of the leading real estate development companies in the United States. It develops, acquires, owns and manages commercial and residential real estate projects in 21 states and the District of Columbia. At October 31, 1997, the Company had $2.8 billion in consolidated assets, of which approximately $2.6 billion was invested in commercial and residential real estate.

     The Company is organized into the four principal business groups:

     - The Commercial Group, which develops, acquires, owns and operates shopping centers, office buildings and mixed-use projects including hotels.

     - The Residential Group, which develops, acquires, owns and operates the Company's multi-family properties.

     - The Land Group, which owns and develops raw land into master planned communities and other residential developments for resale.

     - The Lumber Trading Group, which operates the Company's lumber wholesaling business.

     Forest City was incorporated in Ohio in 1960 as a successor to a business started in 1921. The address of Forest City's principal executive offices is 1100 Terminal Tower, 50 Public Square, Cleveland, Ohio 44113-2203; its telephone number is (216)621-6060.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For the purpose of computing such ratio, "earnings" consist of income from continuing operations before provision for income taxes and extraordinary gain, plus fixed charges, and distributed income from less than 50%-owned companies carried at equity, amortization of previously capitalized interest, equity method losses where the debt obligations are not guaranteed, less net capitalized interest of consolidated subsidiaries. "Fixed charges" comprise interest on long-term and short-term debt, capitalized interest, amortization of loan procurement costs and the portion of rents representative of an appropriate interest factor.

                                                    NINE MONTHS
                                                       ENDED
                                                    OCTOBER 31,        YEAR ENDED JANUARY 31,
                                                    -----------   --------------------------------
                                                    1997   1996   1997   1996   1995   1994   1993
                                                    ----   ----   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges................    --   1.14   1.11   1.10     --   1.04   1.08

     To date, Forest City has not issued any shares of Preferred Stock; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges and are not separately presented. Total fixed charges exceeded the Company's adjusted earnings by $8 million and $28 million for the nine months ended October 31, 1997 and the fiscal year ended January 31, 1995, respectively. For the nine months ended October 31, 1997, earnings, as adjusted, includes income of $15 million from a lawsuit settlement related to Toscana, a 563-unit apartment complex, and a $39 million loss related to sales of Toscana ($36 million) and a partnership interest ($3 million), but does not include an extraordinary gain of $18 million related to the sale of Toscana. For the year ended January 31, 1995, earnings, as adjusted, includes a loss of $31 million related to the sale of Park LaBrea Towers but does not include an extraordinary gain of $60 million, also related to the sale of Park LaBrea Towers. The Company has sources of funds other than earnings from operations, principally from depreciation and amortization that are available to cover fixed charges.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, Forest City intends to use the net proceeds from the sale of Offered Securities for general corporate purposes, which may include repayment of indebtedness, additions to working capital, capital expenditures and acquisitions or for such other purposes as may be specified in the applicable Prospectus Supplement. A more detailed description of the use of proceeds of any specific offering of Offered Securities will be set forth in the Prospectus Supplement pertaining to such offering.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of the form of such Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The particular terms of Senior Debt Securities which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms and to the description of the terms thereof included in the Prospectus Supplement relating to the Senior Debt Securities. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

     The Company currently conducts substantially all of its operations through subsidiaries. The Company's ability to pay principal and interest on the Senior Debt Securities is dependent upon the ability of its subsidiaries to distribute their income to the Company. Certain of these subsidiaries are subject to financial covenants that may limit or prohibit their ability to make loans, advances, dividends or distributions to the Company.

     The Senior Debt Securities will rank pari passu in right of payment with all other existing and future senior unsecured indebtedness of the Company, including the Company's Guaranty (the "Guaranty") of the borrowings under the Forest City Rental Properties Corporation Credit Agreement dated as of December 10, 1997 among Forest City Rental Properties Corporation, a wholly owned subsidiary of the Company, and the banks party thereto, as amended (the "FCRPC Credit Agreement"). The Senior Debt Securities will be effectively subordinated to all existing and future senior secured indebtedness of the Company, to the extent of the value securing such indebtedness.

     Although the Senior Debt Securities are senior obligations of the Company, they are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's subsidiaries, including the borrowings under the FCRPC Credit Agreement. At January 31, 1998, approximately $2.0 billion of indebtedness issued or guaranteed by subsidiaries of the Company was outstanding in addition to borrowings under the FCRPC Credit Agreement. Except for the borrowings and guaranties permitted under the FCRPC Credit Agreement, all indebtedness issued or guaranteed by subsidiaries of the Company is nonrecourse to the Company.

     The FCRPC Credit Agreement will prohibit the payment of principal and interest on the Senior Debt Securities during the existence and continuation of a payment default under the FCRPC Credit Agreement or the Guaranty. In the event of a continuing non-payment default, the Guaranty prohibits FCRPC from making any distribution to the Company except as are necessary to pay interest (but not principal) on the Senior Debt Securities and taxes. The Guaranty also prohibits the Company's redemption or defeasance of the Senior Debt Securities without the consent of the lenders under the FCRPC Credit Agreement.

GENERAL

     The Senior Debt Securities will be senior unsecured obligations of the Company.

     The Prospectus Supplement will set forth the price or prices at which the Senior Debt Securities to be offered will be issued and will describe the following terms of such Senior Debt Securities: (1) the title of such Senior Debt Securities; (2) any limit on the aggregate principal amount of such Senior Debt Securities; (3) the Person to whom any interest on a Senior Debt Security shall be payable, if other than the Person in whose name that Senior Debt Security (or one or more predecessor Senior Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any such Senior Debt Securities will be payable; (5) the rate or rates at which any of such Senior Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Senior Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Senior Debt Securities may be redeemed, in whole or in part, at the option of Forest City; (8) the obligation of the Company, if any, to repurchase or redeem the Senior Debt Securities upon the happening of an event or at the option of the Holder; (9) if other than the entire principal amount thereof, the portion of the principal amount of any of such Senior Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (10) if the principal amount payable at the Stated Maturity of any of such Senior Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (11) if applicable, that such Senior Debt Securities, in whole or in any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant
Defeasance -- Defeasance and Discharge" or "-- Covenant Defeasance," or under both such captions; (12) whether any of such Senior Debt Securities will be issuable in whole or in part in the form of one or more Global Securities, as defined in the Senior Indenture, and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security and any circumstances under which any such Global Security may be exchanged in whole or in part for Senior Debt Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (13) any addition to or change in the Events of Default applicable to any of such Senior Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Senior Debt Securities due and payable; and (14) the covenants applicable to such Senior Debt Securities. (Section 301)

     Unless otherwise set forth in the Prospectus Supplement relating to the Senior Debt Securities, the Senior Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Senior Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

RESTRICTIVE COVENANTS

     Covenants applicable to the Senior Debt Securities will be set forth in the Prospectus Supplement relating to such Senior Debt Securities.

EVENTS OF DEFAULT

     Unless otherwise set forth in the Prospectus Supplement relating to the Senior Debt Securities, the following will be Events of Default under the Senior
Indenture: (a) failure to pay principal of (or premium, if any, on) any Senior Debt Security when due; (b) failure to pay any interest on any Senior Debt Security when due, continued for 30 days; (c) failure to perform or observe covenants of the Company in the Senior Indenture with respect to dispositions of assets, mergers, consolidations and sales of all or substantially all of the assets of the Company, and a change of control of the Company, each as specified in the Prospectus Supplement relating to the Senior Debt Securities; (d) failure to perform certain other covenants of the Company in the Senior Indenture, continued for 30 days after written notice as provided in the Senior Indenture;
(e) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Subsidiary of the Company in an amount in excess of $10 million which remains undischarged or unstayed for a period of 45 days after the date on which the right to appeal has expired; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default specified in the Prospectus Supplement relating to the Senior Debt Securities. (Section 501) Subject to the provisions of the Senior Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     If an Event of Default (other than an Event of Default described in clause
(f) above) with respect to the Senior Debt Securities at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities may accelerate the maturity of all Senior Debt Securities; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Senior Debt Securities may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Senior Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     No Holder of any Senior Debt Security will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Senior Debt Security for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

     The Company will be required to furnish to the Trustee a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1020)

MODIFICATION AND WAIVER

     Unless otherwise set forth in the Prospectus Supplement relating to Senior Debt Securities, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Senior Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Debt Security, (b) reduce the principal amount of, or the premium or interest on, any Senior Debt Security,
(c) change the place or currency of payment of principal of, or premium or interest on, any Senior Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Debt Security, (e) reduce the above-stated percentage of Outstanding Senior Debt Securities necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Senior Debt Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any other provisions of the Indenture set forth in the Prospectus Supplement relating to such Senior Debt Securities. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1021) The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or any other default specified in the Prospectus Supplement relating to such Senior Debt Securities. (Section 513)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the Prospectus Supplement, Forest City may elect, at its option at any time, to have the provisions of Section 1202, relating to defeasance and discharge of indebtedness, or Section 1203, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Senior Debt Securities. (Section 1201)

DEFEASANCE AND DISCHARGE

     The Indenture will provide that, upon Forest City's exercise of its option (if any) to have Section 1202 applied to any Senior Debt Securities, Forest City will be discharged from all its obligations with respect thereto, except for certain obligations to exchange or register the transfer of Senior Debt Securities, to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the Holders of such Senior Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Senior Debt Securities on the Stated Maturity in accordance with the terms of the Indenture and such Senior Debt Securities. Such defeasance or discharge may occur only if, among other things, Forest City has delivered to the Trustee an Opinion of Counsel to the effect that Forest City has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Senior Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1202 and 1204)

COVENANT DEFEASANCE

     The Indenture will provide that, upon Forest City's exercise of its option (if any) to have Section 1203 applied to any Senior Debt Securities, Forest City may omit to comply with certain restrictive covenants, including any that may be described in the Prospectus Supplement relating to the Senior Debt Securities, and the occurrence of certain Events of Default will be deemed not to be or result in an Event of Default, in each case with respect to such Senior Debt Securities. Forest

City, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Senior Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and each installment of interest on such Senior Debt Securities on the Stated Maturity in accordance with the terms of the Indenture and such Senior Debt Securities. Forest City will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that holders of such Senior Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

     In the event Forest City exercised this option with respect to any Senior Debt Securities and such Senior Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Senior Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Senior Debt Securities upon any acceleration resulting from such Event of Default. In such case, Forest City would remain liable for such payments. (Sections 1203 and 1204)

NOTICES

     Notices to Holders of Senior Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     Forest City, the Trustee and any agent of Forest City or the Trustee may treat the Person in whose name a Senior Debt Security is registered as the absolute owner thereof (whether or not such Senior Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

RELATIONSHIP WITH THE TRUSTEE

     The Bank of New York is Trustee under the Senior Indenture and is also a lender to subsidiaries of the Company of non-recourse project debt.

GOVERNING LAW

     The Indenture and the Senior Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

     The Senior Subordinated Debt Securities are to be issued under an Indenture (the "Senior Subordinated Indenture"), between Forest City, as issuer, and National City Bank, as Trustee (the "Senior Subordinated Trustee"). The Junior Subordinated Debt Securities will be issued pursuant to a separate Indenture (the "Junior Subordinated Indenture"), also between Forest City, as issuer, and National City Bank, as Trustee (the "Junior Subordinated Trustee" and, together with the Senior Subordinated Trustee, the "Subordinated Trustee"). The Senior Subordinated Indenture and Junior Subordinated Indenture are sometimes referred to collectively as the "Subordinated Indentures." A copy of the form of each Subordinated Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Subordinated Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Subordinated Debt Securities, or of Subordinated Debt Securities forming a part of a series, which are offered by a Prospectus Supplement, will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Subordinated Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Subordinated Indentures, including the definitions therein of certain terms, and, with respect to any particular Subordinated Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

     The Company currently conducts substantially all of its operations through subsidiaries. The Company's ability to pay principal and interest on the Subordinated Debt Securities is dependent upon the ability of its subsidiaries to distribute their income to the Company. Certain of these subsidiaries are subject to capital adequacy restrictions and financial covenants.

     The Junior Subordinated Debt Securities will be subordinated in right of payment to all Senior Debt (as defined herein) and the Senior Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness (as defined herein). See "--Subordination of Subordinated Debt Securities". The only Senior Debt or Senior Indebtedness now outstanding is the Guaranty of borrowings under the FCRPC Credit Agreement. FCRPC may borrow up to $225 million under the FCRPC Credit Agreement; as of January 31, 1998, $114 million was outstanding under the FCRPC Credit Agreement.

     The Holders of Subordinated Debt Securities (including Senior Subordinated Debt Securities) will also be structurally subordinated to the creditors of the Company's subsidiaries. At January 31, 1998, approximately $2.0 billion of indebtedness issued or guaranteed by subsidiaries of the Company was outstanding in addition to borrowings under the FCRPC Credit Agreement. Except for the borrowings and guaranties permitted under the FCRPC Credit Agreement, all indebtedness issued or guaranteed by subsidiaries of the Company is nonrecourse to the Company.

GENERAL

     The Subordinated Indentures will provide that Subordinated Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. Forest City may specify a maximum aggregate principal amount for the Subordinated Debt Securities of any series. (Section
301) The Subordinated Debt Securities are to have such terms and provisions which are not inconsistent with the Subordinated Indentures, including as to maturity, principal and interest, as Forest City may determine.

     The applicable Prospectus Supplement will set forth whether the Subordinated Debt Securities offered will be Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, the price or prices at which the Subordinated Debt Securities to be offered will be issued and will describe the following terms of such Subordinated Debt Securities: (1) the title of such Subordinated Debt Securities and the series of which such Subordinated Debt Securities shall be a part; (2) the aggregate principal amount of such Subordinated Debt Securities and any limit on the aggregate principal amount of such Subordinated Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Subordinated Debt Security of the series shall be payable, if other than the Person in whose name that Subordinated Debt Security (or one or more predecessor Subordinated Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Subordinated Debt Securities will be payable; (5) the rate or rates at which any of such Subordinated Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Subordinated Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Subordinated Debt Securities may be redeemed, in whole or in part, at the option of

Forest City; (8) the obligation, if any, of Forest City to redeem or purchase any of such Subordinated Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Subordinated Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) the denominations in which any of such Subordinated Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Subordinated Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Subordinated Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Subordinated Debt Securities is to be payable, at the election of Forest City or the Holder thereof, in one or more currencies or currency units other than those in which such Subordinated Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Subordinated Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Subordinated Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Subordinated Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the relevant Indenture described under "Defeasance and Covenant Defeasance -- Defeasance and Discharge" or "Defeasance and Covenant Defeasance -- Covenant Defeasance," or under both such captions; (16) if applicable, the terms of any right to convert Subordinated Debt Securities into shares of Class A Common Stock of Forest City or other securities or property;
(17) whether any of such Subordinated Debt Securities will be issuable in whole or in part in the form of one or more Global Securities, as defined in the applicable Indenture, and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Subordinated Debt Securities and any change in the right of the Subordinated Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants applicable to such Debt Securities; and (20) any other terms of such Subordinated Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

     Subordinated Debt Securities may be sold at a substantial discount to their principal amount. Certain special United States Federal income tax considerations (if any) applicable to Subordinated Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation." In addition, certain special United States Federal income tax or other considerations (if any) applicable to any Subordinated Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms on which Subordinated Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Subordinated Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

  SENIOR SUBORDINATED DEBT SECURITIES

     The Senior Subordinated Debt Securities will, to the extent set forth in the Senior Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness, which includes the guaranty by Forest City of the obligations under the Credit Agreement. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon or to be due thereon, if any, on such Senior Indebtedness before the Holders of the Senior Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Senior Subordinated Debt Securities. (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, Holders of Senior Subordinated Debt Securities may recover less than holders of Senior Indebtedness and may recover more than the Holders of Junior Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Senior Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Senior Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Senior Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section
1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of Forest City) upon conversion of a Senior Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security.

  JUNIOR SUBORDINATED DEBT SECURITIES

     The Junior Subordinated Debt Securities will, to the extent set forth in the Junior Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt. Upon any

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

payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due thereon or to be due thereon, if any, on such Senior Debt before the Holders of the Junior Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Junior Subordinated Debt Securities. (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, Holders of Junior Subordinated Debt Securities may recover less than holders of Senior Debt and may recover less than the Holders of the Senior Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Junior Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Junior Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Junior Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Junior Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of Forest
City) upon conversion of a Junior Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Junior Subordinated Debt Security.

  DEFINITIONS

     Unless otherwise indicated in the applicable Prospectus Supplement, the following definitions are applicable to the Subordinated Indentures relating to the Subordinated Debt Securities. Reference is made to the relevant Subordinated Indenture for the full definition of each term.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services,
(v) all indebtedness of the Person, whether incurred on or prior to the date of the relevant Subordinated Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and
(vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; provided that such definition shall not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

     "Senior Debt" means the principal of (and premium, if any) and interest if any, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Forest City to the extent that such claim for post-petition interest is allowed in such proceeding) on Debt, whether incurred on or prior to the date of the Junior Subordinated Indenture or thereafter created, assumed or incurred, unless, in the instrument creating or evidencing the same or pursuant

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

to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (a) any Debt which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to Forest City, (b) Debt to any employee of Forest City, and (c) the Junior Subordinated Debt Securities.

     "Senior Indebtedness" means (i) the principal of (and premium, if any) and interest on all indebtedness for borrowed money of Forest City other than the Subordinated Debt Securities, whether incurred on or prior to the date of the Senior Subordinated Indenture or thereafter incurred, except obligations that by their terms are not superior in right of payment to the Senior Subordinated Securities or to other indebtedness which is pari passu with, or subordinated to, the Senior Subordinated Securities and (ii) any deferrals, renewals or extensions of any such indebtedness for money borrowed. The term "indebtedness for money borrowed" as used in the foregoing sentence means any obligation of, or any obligation guaranteed by, Forest City for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

ADDITIONAL TERMS

     Neither Subordinated Indenture limits or prohibits the incurrence of additional Senior Debt or Senior Indebtedness, either of which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of Forest City. In connection with the future issuances of Offered Securities, the Subordinated Indentures may be amended or supplemented to limit the amount of indebtedness incurred by Forest City. See "-- Restrictive Covenants." The Senior Subordinated Debt Securities, when issued, will constitute Senior Debt. The guaranty by Forest City of the obligations of Forest City Rental Properties Corporation under the Credit Agreement constitutes both Senior Debt and Senior Indebtedness.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

     The Subordinated Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the relevant Subordinated Indenture and the limitations applicable to Global Securities, Subordinated Debt Securities of each series will be exchangeable for other Subordinated Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the relevant Subordinated Indenture and the limitations applicable to Global Securities, Subordinated Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by Forest City for such purpose. No service charge will be made for any registration of transfer or exchange of Subordinated Debt Securities, but Forest City may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. Forest City has appointed National City Bank as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by Forest City for any Subordinated Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) Forest City may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a

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

change in the office through which any transfer agent acts, except that Forest City will be required to maintain a transfer agent in each Place of Payment for the Subordinated Debt Securities of each series. (Section 1002)

     If the Subordinated Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, Forest City will not be required to
(i) issue, register the transfer of, or exchange, any Subordinated Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Subordinated Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or, exchange, any Subordinated Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Subordinated Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

     Some or all of the Subordinated Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Subordinated Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian thereof and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Subordinated Indenture.

     Notwithstanding any provision of the relevant Subordinated Indenture or any Subordinated Debt Security described herein, no Global Security may be exchanged in whole or in part for Subordinated Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified Forest City that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the relevant Indenture,
(ii) there shall have occurred and be continuing an Event of Default with respect to the Subordinated Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Subordinated Debt Securities represented thereby for all purposes under the Subordinated Debt Securities and the relevant Subordinated Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Subordinated Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Subordinated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Subordinated Debt Securities represented thereby for any purpose under the Subordinated Debt Securities or the relevant Subordinated Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold

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

beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Subordinated Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of Forest City, the Subordinated Trustee or any agent of Forest City or the Subordinated Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicted in the applicable Prospectus Supplement, payment of interest on a Subordinated Debt Security on any interest Payment Date will be made to the Person in whose name such Subordinated Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Subordinated Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as Forest City may designate for such purpose from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Subordinated Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by Forest City for the Subordinated Debt Securities of a particular series will be named in the applicable Prospectus Supplement. Forest City may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve change in the office through which any Paying Agent acts, except that Forest City will be required to maintain a Paying Agent in each Place of Payment for the Subordinated Debt Securities of a particular series. (Section 1002)

     All moneys paid by Forest City to a Paying Agent for the payment of the principal of or any premium or interest on any Subordinated Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to Forest City, and the Holder of such Subordinated Debt Security thereafter may look only to Forest City for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

     Covenants specific to a particular series of Subordinated Debt Securities will be included in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Subordinated Indentures will provide that Forest City may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, Forest City, unless (i) the Successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes Forest City's obligations on the Subordinated Debt Securities and under the Subordinated Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of Forest City or any

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

Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of Forest City would become subject to a Lien that would not be permitted by the relevant Indenture, Forest City takes such steps as shall be necessary to secure the Subordinated Debt Securities, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the relevant Subordinated Indenture with respect to Subordinated Debt Securities of any series: (a) failure to pay principal of or any premium on any Subordinated Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the relevant Subordinated Indenture; (b) failure to pay any interest on any Subordinated Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the relevant Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Subordinated Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the relevant Subordinated Indenture; (d) failure to perform any other covenant of Forest City in the relevant Subordinated Indenture (other than a covenant included in the relevant Subordinated Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Subordinated Trustee, or the Holders of at least 10% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series, as provided in the relevant Indenture; (e) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by Forest City, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case, within 10 days after written notice has been given by the Subordinated Trustee, or the Holders of at least 10% in principal amount of the Outstanding Subordinated Debt Securities of that series, as provided in the relevant Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

     If any Event of Default (other than an Event of Default described in clause
(f) above) with respect to the Subordinated Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Subordinated Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series by notice as provided in the relevant Indenture may declare the principal amount of the Subordinated Debt Securities of that series (or, in the case of any Subordinated Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Subordinated Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Subordinated Debt Security) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Subordinated Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Subordinated Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Subordinated Debt Security, such specified amount) will automatically, and without any action by the Subordinated Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the relevant Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

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

     Subject to the provisions of the relevant Subordinated Indenture relating to the duties of the Subordinated Trustee in case an Event of Default shall occur and be continuing, the Subordinated Trustee will be under no obligation to exercise any of its rights or powers under the relevant Subordinated Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Subordinated Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Subordinated Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee or exercising any trust or power conferred on the Subordinated Trustee with respect to the Subordinated Debt Securities of that series. (Section 512)

     No Holder of a Subordinated Debt Security of any series will have any right to institute any proceeding with respect to the relevant Subordinated Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Subordinated Trustee written notice of a continuing Event of Default with respect to the Subordinated Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Subordinated Trustee to institute such proceeding as trustee and (iii) the Subordinated Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Subordinated Debt Security for the enforcement of payment of the principal of or any premium or interest on such Subordinated Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     Forest City will be required to furnish to the Subordinated Trustee annually a statement by certain of its officers as to whether or not Forest City, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of each Subordinated Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the relevant Indenture may be made by Forest City and the Subordinated Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Subordinated Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Subordinated Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Subordinated Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Subordinated Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Subordinated Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Subordinated Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amounts of Outstanding Subordinated Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the relevant Subordinated Indenture, (h) reduce the percentage in principal amount of Outstanding Subordinated Debt Securities of any series necessary for waiver of compliance with certain provisions of the relevant Subordinated Indenture or for waiver of certain defaults, (i) modify such provisions with respect to modification and waiver, or (j) in the case of convertible Subordinated Debt Securities, make any change that adversely affects the right to convert any Subordinated Debt Security as provided in the relevant Subordinated Indenture or Prospectus Supplement (except as permitted by the relevant Subordinated Indenture or to decrease the conversion price of any such Subordinated Debt Security). (Section 902)

     Each Subordinated Indenture will provide that the Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series may waive compliance by Forest City with certain restrictive provisions of such Subordinated Indenture. The Holders of a majority in principal amount of the Outstanding Subordinated Debt Securities of any series may waive any past default under the relevant Subordinated Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the relevant Subordinated Indenture which cannot be amended without the consent of the Holder of each Outstanding Subordinated Debt Security of such series affected. (Section 513) In addition, each Subordinated Indenture will provide that any consents or waivers sought from Holders of Subordinated Debt Securities may be obtained in connection with a tender offer or exchange offer for any series of Outstanding Subordinated Debt Securities or in consideration of payments of money or other value, provided that such tender offer, exchange offer or offer of consideration or other value is made to all Holders of the Outstanding Subordinated Debt Securities of such series on the same terms. (Section 908)

     Each Subordinated Indenture will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Subordinated Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Subordinated Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date,
(ii) if, as of such date, the principal amount payable at the Stated Maturity of a Subordinated Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Subordinated Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Subordinated Debt Security and (iii) the principal amount of a Subordinated Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Subordinated Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Subordinated Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, Forest City will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Subordinated Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under each Subordinated Indenture, in the manner and subject to the limitations provided in the Subordinated Indentures. In certain limited circumstances, the Subordinated Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Subordinated Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Subordinated Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by Forest City (or the Subordinated Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, Forest City may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the relevant Subordinated Indenture, applied to the Subordinated Debt Securities of any series, or to any specified part of a series. (Section 1301)

  DEFEASANCE AND DISCHARGE

     The Subordinated Indentures will provide that, upon Forest City's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, Forest City will be discharged from all its obligations with respect thereto, including the provisions of Article Fifteen of the relevant Subordinated Indenture relating to subordination, except for certain obligations to exchange or register the transfer of Subordinated Debt Securities, to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the Holders of such Subordinated Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Subordinated Debt Securities on the respective Stated Maturities in accordance with the terms of the Subordinated Indentures and such Subordinated Debt Securities. Such defeasance or discharge may occur only if, among other things, Forest City has delivered to the Subordinated Trustee an Opinion of Counsel to the effect that Forest City has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Subordinated Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  COVENANT DEFEASANCE

     The Subordinated Indentures will provide that, upon Forest City's exercise of its option (if any) to have Section 1303 applied to any Subordinated Debt Securities, Forest City may omit to comply with certain restrictive covenants, including any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause
(d) (with respect to such restrictive covenants) and clause (e) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Subordinated Debt Securities, and the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. Forest City, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Subordinated Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Subordinated Debt Securities on the respective Stated Maturities in accordance with the terms of the relevant Subordinated Indenture and such Subordinated Debt Securities. Forest City will also be required, among other things, to deliver to the Subordinated Trustee an Opinion of Counsel to the effect that holders of such Subordinated Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event Forest City exercised this option with respect to any Subordinated Debt Securities and such Subordinated Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Subordinated Debt Securities upon any acceleration resulting from such Event of Default. In such case, Forest City would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

     Notices to Holders of Subordinated Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     Forest City, the Subordinated Trustee and any agent of Forest City or the Subordinated Trustee may treat the Person in whose name a Subordinated Debt Security is registered as the absolute owner thereof (whether or not such Subordinated Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

RELATIONSHIPS WITH THE TRUSTEE

     National City Bank is Trustee under the Senior Subordinated Indenture and the Junior Subordinated Indenture. National City Bank is also a lender under the Credit Agreement and is, and likely will be in the future, a lender with respect to individual projects of the Company's subsidiaries.

GOVERNING LAW

     The Subordinated Indentures and the Subordinated Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to amendments to the Amended Articles of Incorporation of Forest City adopted as of October 11, 1983 (the "Articles"), fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

GENERAL

     Under the Articles, the Board of Directors of the Company is authorized without further shareholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in such series, with such preferences, conversion or other rights, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

     The Preferred Stock will have the dividend, redemption, liquidation, sinking fund and conversion rights set forth below unless otherwise provided in the applicable Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation and authorized number of shares of each series;
(ii) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (iii) the price at which such series will be issued; (iv) the dividend rate, the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (v) any redemption or sinking fund provisions of such series; (vi) any conversion rights; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Class A Common Stock and the Class B Common Stock of Forest City, par value $.33 1/3 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the applicable Prospectus Supplement relating to such series of Preferred Stock. Holders of Preferred Stock will be entitled to receive dividends in preference to and in priority over dividends on account of Common Stock and will be cumulative from the date determined by the Board of Directors.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, unless the accrued dividends on each series of Preferred Stock have been declared and paid.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

RIGHTS UPON LIQUIDATION

     Upon any dissolution, liquidation or winding-up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company, whether from capital, surplus or earnings, and before any distribution of any assets is made on account of Class A Common Stock or Class B Common Stock, the amount per share fixed by the Board of Directors for such series of Preferred Stock (as reflected in the applicable Prospectus Supplement), plus unpaid dividends to the date fixed for distribution. Holders of Preferred Stock will be entitled to no further participation in any distribution made in conjunction with any such dissolution, liquidation or winding-up.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption will specify the number of shares of such series that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right, if applicable, to convert such shares into Class A Common Stock of the Company prior to the date fixed for redemption. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

SINKING FUND

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

CONVERSION RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Class A Common Stock. The Preferred Stock will have no preemptive rights.

VOTING RIGHTS

     Under ordinary circumstances, the holders of Preferred Stock have no voting rights except as required by law. However, if dividends on the Preferred Stock are in arrears for an aggregate of six quarterly dividends upon such shares, the holders of the Preferred Stock, voting as a class, will become entitled to elect two Directors until such time as such arrearages are paid and current dividends paid or declared and funded.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     Forest City may, at its option, elect to offer fractional shares of Preferred Stock ("Depositary Shares"), rather than full shares of Preferred Stock. In such event, Forest City will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Forest City and a depositary named in the applicable Prospectus Supplement (the "Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to all the provisions of the Deposit Agreement, including the definitions therein of certain terms, and with respect to any particular Depositary Receipts, to the description of the terms thereof included in the Prospectus Supplement relating thereto.

     Pending the preparation of definitive Depositary Receipts, the Stock Depositary may, upon the written order of Forest City, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at Forest City's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Stock Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed will be held by the Stock Depositary (without liability for interest thereon) and will be added to and treated as part of the sum next received by the Stock Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Stock Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, in such amounts as are, as nearly as practicable, in proportion to the number of such Depositary Shares owned by such holder, unless the Stock Depositary determines that it is not feasible to make such distribution, in which case the Stock Depositary may, with the approval of Forest City, adopt such method as it deems equitable and practical, including the sale of such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by Forest City to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of Depositary Receipts at the corporate trust office of the Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office to or upon such holder's order, of the number of whole shares of the related series of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares making such withdrawals will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of such Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Stock Depositary Shares will be redeemed from the proceeds received by the Stock Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Stock Depositary in accordance with the terms of the Deposit Agreement. Whenever Forest City redeems shares of Preferred Stock held by the Stock Depositary, the Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Stock Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary or by any other method that may be determined by the Stock Depositary to be equitable.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Stock Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Stock Depositary as to the exercise of the voting rights pertaining to the amount of whole shares of the Preferred Stock represented by such holder's Depositary Shares. The Stock Depositary will endeavor, insofar as practicable, to vote the amount of whole shares of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Forest City will agree to take all reasonable action which may be deemed necessary by the Stock Depositary in order to enable the Stock Depositary to do so. The Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Forest City and the Stock Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding under such Deposit Agreement. The Deposit Agreement may be terminated by the Stock Depositary or Forest City only if (i) all outstanding Depositary Shares under such Deposit Agreement have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Forest City and such distribution has been distributed to the holders of Depositary Receipts.

CHARGES AND EXPENSES OF DEPOSITARY

     Forest City will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Forest City will pay charges of the Stock Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock at the option of Forest City, and any withdrawals of Preferred Stock by the holders of Depositary Shares. Holders of Depositary Receipts will pay all other transfer and other taxes and governmental charges and such other charges as they are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Stock Depositary may resign at any time by delivering to Forest City notice of its election to do so, and Forest City may at any time remove the Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     Forest City will deliver, at its own expense, all notices and reports required by law, by the rules of any national securities exchange upon which the Preferred Stock, the Depositary Shares or the

Depositary Receipts are listed or by the Company's Articles to be furnished to the record holders of Preferred Stock.

     As provided in the Deposit Agreement, neither the Stock Depositary nor Forest City will be liable if it is prevented or delayed by law or any other circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Forest City and the Stock Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Forest City and the Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

                          DESCRIPTION OF COMMON STOCK

     The Articles authorize the issuance of (a) 48,000,000 shares of Class A Common Stock, of which, at February 25, 1998, 9,910,586 shares were issued and were held of record by 884 shareholders, 313,650 shares were held in treasury and 9,596,936 shares were outstanding and (b) 18,000,000 shares of Class B Common Stock, convertible on a share-for-share basis into Class A Common Stock, of which, at February 25, 1998, 5,531,390 shares were issued and were held of record by 660 shareholders, 139,050 shares were held in treasury and 5,392,340 shares were outstanding.

     The description set forth below of the Class A Common Stock and Class B Common Stock is subject to and qualified in its entirety by reference to the Articles.

GENERAL

     Except as described below, the shares of Class A Common Stock and the shares of Class B Common Stock are in all respects identical, and the respective holders shall be entitled to participate in any dividend, reclassification, merger, consolidation, reorganization, recapitalization, liquidation, dissolution or winding up of the affairs of the Company, share-for-share, without priority or other distinction between classes.

     Both the Class A and Class B Common Stock are listed on the New York Stock Exchange. As of October 31, 1997, Class A Common Stock accounted for approximately 64% of the total number of shares of Common Stock issued and outstanding.

DIVIDENDS

     The Directors of Forest City are not required to declare a regular cash dividend in any fiscal year. The Class A Common Stock and Class B Common Stock will participate equally on a share-for-share basis in any and all cash dividends paid. No cash dividend can be paid on a class of Common Stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of Common Stock for such fiscal year.

     Any extra dividend, special dividend or dividend paid other than cash (other than a stock dividend) is required to be paid equally to the holders of Class A Common Stock and the holders of Class B Common Stock on a share-for-share basis. If the Directors determine to declare any stock dividend with respect to either class of Common Stock, they must at the same time declare a proportionate stock dividend with respect to the other class of Common Stock. If the shares of either class of Common Stock are combined or subdivided, the shares of the other class of Common Stock must be combined or subdivided in an equivalent manner. In the discretion of the Directors, dividends payable in Class A Common Stock may be paid with respect to shares of either class of Common Stock, but dividends payable in Class B Common Stock may be paid only with respect to shares of Class B Common Stock.

VOTING RIGHTS

     The holders of the Class A Common Stock (voting as a separate class) are entitled to elect 25% of the Directors rounded up to the nearest whole number. All other Directors are elected by the holders of the Class B Common Stock voting as a separate class. Cumulative voting for the election of Directors is provided by Ohio law if notice in writing is given by any shareholder to the President, a Vice President or the Secretary of the Company not less than forty-eight hours before the time fixed for the holding of the meeting that such shareholder desires cumulative voting with respect to the election of directors by a class of shareholders to which he belongs, and if an announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each holder of shares of that class shall have the right to accumulate such voting power as he possesses at such election with respect to shares of that class. Each holder of shares of Class A Common Stock or Class B Common Stock, as the case may be, shall have as many votes as equal the number of shares of that class of Common Stock owned by him multiplied by the number of directors to be elected by the holders of that class of Common Stock. These votes may be distributed among the total number of directors to be elected by the holders of that class of Common Stock or distributed among any lesser number, in such proportion as the holder may desire.

     In the event that the number of outstanding shares of Class A Common Stock is (as of the record date for any shareholder meeting at which Directors will be elected) less than 10% of the combined outstanding shares of Class A and Class B Common Stock, then the holders of Class A Common Stock will not have the right to elect 25% of the Directors. In such event, the holders of the Class A Common Stock and the holders of the Class B Common Stock would vote together as a single class in the election of all Directors, with each Class A share having one vote and each Class B share having ten votes.

     Further, in the event that the number of outstanding shares of Class B Common Stock as of the above-mentioned record date, is less than 500,000 shares, the holders of Class B Common Stock will lose their rights to elect 75% of the Directors. In such event, the holders of the Class A Common Stock would continue to vote as a separate class to elect 25% of the Directors rounded up to the nearest whole number, and the holders of the Class A and Class B Common Stock would vote together as a single class in the election of the remaining Directors, with each Class A share having one vote and each Class B share having ten votes.

     The holders of Class A Common Stock and the holders of Class B Common Stock are entitled to vote as separate classes (1) for the election of Directors (as discussed above); (2) to amend the Articles or the Code of Regulations of Forest City or approve a merger or consolidation of Forest City with or into another corporation if such amendment, merger or consolidation would adversely affect the rights of the particular class; and (3) on all matters as to which class voting may be required by applicable Ohio law. The holders of the Class A Common Stock vote together with the holders of the Class B Common Stock as a single class on all matters which are submitted to shareholder vote, except as discussed above. When all holders of shares of Forest City vote as a single class, each Class A share has one vote and each Class B share has ten votes.

CONVERSION

     Holders of shares of Class B Common Stock are entitled to convert, at any time and at their election, each share of Class B Common Stock into one share of Class A Common Stock. Shares of Class A Common Stock are not convertible into any security of Forest City.

OTHER TERMS

     Shareholders of Forest City have no preemptive or other rights to subscribe for additional shares of voting securities of Forest City (except for the conversion rights of Class B Common Stock described above and conversion rights of Preferred Stock, if any). Upon any liquidation, dissolution or winding up of Forest City, the assets legally available for distribution to holders of all classes of Common Stock are distributable ratably among the holders of the shares of all classes of Common Stock outstanding at the time. No class of Common Stock is subject to redemption.

TRANSFER AGENT

     National City Bank Corporate Trust Operations Department, Cleveland, Ohio, currently serves as transfer agent for the Common Stock.

                              PLAN OF DISTRIBUTION

     Forest City may sell Offered Securities to or through underwriters and may sell Offered Securities directly to other purchasers or through agents.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Offered Securities, underwriters may receive compensation from Forest City or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from Forest City and any profit on the resale of Offered Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Forest City will be described, in the relevant Prospectus Supplement.

     Under agreements which may be entered into by Forest City, underwriters and agents who participate in the distribution of Offered Securities may be entitled to indemnification by Forest City against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the relevant Prospectus Supplement, Forest City will authorize underwriters or other persons acting as Forest City's agents to solicit offers by certain institutions to purchase Offered Securities from Forest City pursuant to contracts ("Delayed Delivery Contracts") providing for payment and delivery on a future date. Institutions with which Delayed Delivery Contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Forest City. The obligations of any purchaser under Delayed Delivery Contracts will be subject only to the conditions that (i) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such purchaser is subject, and (ii) if the Offered Securities are being sold to underwriters, Forest City shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Delayed Delivery Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Delayed Delivery Contracts.

     Agents, underwriters, and dealers may be customers of, engage in transactions with, or perform services for, Forest City and its subsidiaries in the ordinary course of business.

                       VALIDITY OF THE OFFERED SECURITIES

     The validity of the Offered Securities offered hereby will be passed upon for Forest City by Jones, Day, Reavis & Pogue, Cleveland, Ohio, and for any underwriters or agents by counsel to be named in the applicable Prospectus Supplement. Counsel to the underwriters or agents may, in some instances, rely as to certain matters of Ohio law upon the opinion of Jones, Day, Reavis & Pogue.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of Forest City and Subsidiaries appearing in Forest City's Annual Report on Form 10-K for the year ended January 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent accountants as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              [Inside back cover]

     The inside back cover is entitled "Our Portfolio" and contains photographs of Forest City's following properties: Chestnut Grove, Plainview, NY; 101 San Fernando, San Jose, CA; The Drake, Philadelphia, PA; Mall at Stoncrest, Atlanta, GA (under construction); Fairmont Plaza, San Jose, CA; The Grand, N. Bethesda, MD; Tobacco Row, Richmond, VA; and The Promenade, Temecula, CA.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

                            ------------------------

                               Table of Contents

                             Prospectus Supplement

                                            Page
                                            ----
Forward-Looking Statements................     i
Prospectus Supplement Summary.............   S-1
Risk Factors..............................  S-16
Use of Proceeds...........................  S-26
Capitalization............................  S-27
Price Range of Common Stock and Dividend
  History.................................  S-28
The Company...............................  S-29
Strategy for Growth and Competitive
  Advantages..............................  S-39
Operating Portfolio.......................  S-46
Business..................................  S-51
Description of Certain Indebtedness.......  S-62
Management................................  S-65
Underwriting..............................  S-70
Validity of Class A Common Stock..........  S-71
Experts...................................  S-71

                                   Prospectus

Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
Forest City...............................     4
Ratio of Earnings to Fixed Charges........     4
Use of Proceeds...........................     5
Description of Senior Debt Securities.....     5
Description of Subordinated Debt
  Securities..............................     9
Description of Preferred Stock............    21
Description of Depositary Shares..........    23
Description of Common Stock...............    26
Plan of Distribution......................    28
Validity of the Offered Securities........    28
Experts...................................    29

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                                2,600,000 Shares

                         FOREST CITY ENTERPRISES, INC.

                              Class A Common Stock
                             ---------------------

                         [FOREST CITY ENTERPRISES LOGO]

                             ---------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                           MCDONALD INVESTMENTS INC.
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